Exhibit 2.1

STOCK AND ASSET PURCHASE AGREEMENT

by and between

MAGELLAN HEALTH, INC.

and

MOLINA HEALTHCARE, INC.

Dated as of April 30, 2020

-i-

-ii-

-iii-

-iv-

ANNEX
Annex A(I)	MCC Companies
Annex A(II)	MCC Subsidiaries
Annex B	First-Level Allocation of Purchase Price

EXHIBITS
Exhibit A	Escrow Agreement
Exhibit B	Accounting Principles
Exhibit C	Applicable RBC Entity Accounting Principles
Exhibit D	Assignment and Assumption Agreement and Bill of Sale
Exhibit E	Insolvency Protection Reserve Requirement Capital Schedule
Exhibit F	Reference Statutory Capital Schedule
Exhibit G	Reference Net Asset Value Schedule
Exhibit H	Reference Net Working Capital Schedule
Exhibit I	Transition Services Agreement

-v-

INDEX OF DEFINED TERMS

Defined Term	Section
ACA Insurer Taxes	Section 9.13
Accessible Information	Section 4.03
Accounting Principles	Section 9.13
Accounts Receivable Accrual	Section 9.13
Action	Section 9.13
Additional Contract	Section 3.01(n)
Adjusted Allocations	Section 1.07(c)
Adjusted SWH Holdings Allocation	Section 1.07(b)
Affiliate	Section 9.13
Affiliate Contract	Section 9.13
Agreement	Preamble
AlphaCare Stock	Section 9.13
Ancillary Agreements	Section 9.13
Antitrust Laws	Section 9.13
Applicable Date	Section 9.13
Applicable RBC Entity Accounting Principles	Section 9.13
Approved Seller Guarantee	Section 4.15
Assigned IP	Section 2.01(g)
Assigned IT Assets	Section 2.01(f)
Assignment and Assumption Agreement and Bill of Sale	Section 9.13
Assumed Employee Plan	Section 9.13
Assumed Employee Plan Assets	Section 2.01(h)
Assumed Liabilities	Section 2.03
Bankruptcy and Equity Exceptions	Section 9.13
Base Purchase Price	Section 1.02
Basket	Section 2.06(d)(i)
Books and Records	Section 2.01(i)
Business Day	Section 9.13
Business Seller	Recitals
Cash	Section 9.13
Claim Notice	Section 2.06(e)(i)
Closing	Section 1.05
Closing Adjustment	Section 1.04(c)
Closing Date	Section 1.05
Closing Date Cash	Section 9.13
Closing Date Indebtedness	Section 9.13
Closing Notice	Section 1.04
Closing Payment	Section 1.04(d)
Closing Insolvency Protection Reserve Capital	Section 1.08(a)
Closing Adjusted Statutory Capital	Section 1.08(a)
Closing Net Asset Value	Section 1.08(a)
Closing Net Working Capital	Section 1.08(a)

-vi-

CMS	Section 9.13
Code	Section 9.13
Combined Income Tax Returns	Section 7.02(a)
Commercial Agreements	Section 9.13
Commercially Reasonable Efforts	Section 9.13
Confidentiality Agreements	Section 9.13
Consent Achievement Date	Section 2.05(c)
Consultation Period	Section 1.09(b)
Continuation Period	Section 8.01(b)
Contract	Section 9.13
Control	Section 9.13
D&O Costs	Section 4.07(a)
D&O Expenses	Section 4.07(a)
Direct Claim	Section 2.06(e)(ii)
Employee Plan	Section 9.13
Enrollee	Section 9.13
Environmental Laws	Section 9.13
ERISA	Section 9.13
Escrow Agent	Section 1.03
Escrow Agreement	Section 1.03
Escrow Amount	Section 1.03
Escrow Funds	Section 1.06(c)
Estimated Adjusted Regulatory Capital	Section 1.04(a)
Estimated Closing Date Cash	Section 1.04(b)
Estimated Closing Date Indebtedness	Section 1.04(b)
Estimated Insolvency Protection Reserve Capital	Section 1.04(a)
Estimated Net Asset Value	Section 1.04(a)
Estimated Net Working Capital	Section 1.04(a)
Estimated Seller Transaction Expenses	Section 1.04(b)
Exchange Act	Section 9.13
Excluded Assets	Section 2.02
Excluded Liabilities	Section 2.04
FCPA	Section 3.01(l)(iv)
Federal Health Care Program	Section 3.01(s)(i)(A)
Final Statements	Section 1.09(d)
First-Level Allocation	Section 1.07(a)
Fraud	Section 9.13
Fundamental Representations	Section 9.13
Financial Statement	Section 3.01(f)(i)
GAAP	Section 9.13
Governmental Entity	Section 9.13
Government Official	Section 3.01(l)(v)
Government Program Contract	Section 3.01(s)(xi)
Health Care Licenses	Section 3.01(s)(iv)
Health Care Programs	Section 9.13
Health Regulatory Laws	Section 9.13
HIPAA	Section 9.13

-vii-

HIPAA Commitments	Section 9.13
HSR Act	Section 9.13
HSR Clearance	Section 5.01(a)
Income Taxes	Section 9.13
Indebtedness	Section 9.13
Indemnified Parties	Section 2.06(e)(i)
Indemnifying Party	Section 2.06(e)(i)
Independent Accounting Firm	Section 1.09(c)
Initial Statement	Section 1.08(a)
Insolvency Protection Reserve Capital	Section 9.13
Insolvency Protection Reserve Requirement	Section 9.13
Insolvency Protection Reserve Requirement Capital Schedule	Section 9.13
Intellectual Property	Section 9.13
Interim Balance Sheet	Section 3.01(f)(i)
Interim Balance Sheet Date	Section 3.01(f)(i)
Interim Financial Statements	Section 3.01(f)(i)
Interim Statutory Statements	Section 3.01(f)(ii)
Intermediate Holding Companies	Section 3.01(x)
IRS	Section 9.13
IT Assets	Section 9.13
Knowledge of the Purchaser	Section 9.13
Knowledge of the Seller	Section 9.13
Late Payment Interest	Section 1.11
Law	Section 9.13
Lease	Section 9.13
Legal Restraint	Section 5.01(c)
Letter Agreements	Recitals
Liability	Section 9.13
License	Section 9.13
Lien	Section 1.01(a)
Losses	Section 9.13
Material Adverse Effect	Section 9.13
Material Contracts	Section 3.01(n)
Material Customer	Section 3.01(n)(i)
Material Health Care Providers	Section 9.13
Material Vendor	Section 3.01(n)(ii)
MCC Arizona	Recitals
MCC Business	Section 9.13
MCC Business Employee	Section 9.13
MCC Companies	Recitals
MCC Environmental Liabilities	Section 9.13
MCC Florida	Section 4.19
MCC IP	Section 9.13
MCC of Virginia	Recitals
MCC Registered IP	Section 3.01(q)(i)
MCC Subsidiaries	Recitals

-viii-

Measurement Time	Section 9.13
Medical Claims	Section 9.13
Medical Claims Reserve	Section 9.13
MHS Arizona	Recitals
Moelis	Section 9.13
NASDAQ	Section 9.13
Net Asset Value	Section 9.13
Net Working Capital	Section 9.13
Non-Assignable Asset	Section 2.05(a)
Non-MCC Entity	Section 9.13
Non-RBC Entities	Section 9.13
Non-Transferred Asset	Section 4.10
Non-Transferred Liability	Section 4.10
Notice of Disagreement	Section 1.09(a)
Order	Section 9.13
Ordinary Course of Business	Section 9.13
Organizational Documents	Section 9.13
Part D Requirements	Section 9.13
Parties	Preamble
Party	Preamble
PCI DSS	Section 9.13
PCT Laws	Section 9.13
Permitted Liens	Section 9.13
Person	Section 9.13
Personal Information	Section 9.13
Post-Closing Adjustment	Section 1.10
Post-Closing Tax Period	Section 9.13
Pre-Closing Tax Period	Section 9.13
Pre-Closing Taxes	Section 9.13
Privacy Policy	Section 3.01(s)(viii)(A)
Proceedings	Section 9.13
Provider	Section 9.13
Provider Advances	Section 9.13
Provider Advances Receivable	Section 9.13
Purchase Price	Section 1.02
Purchaser	Preamble
Purchaser 401(k) Plan	Section 8.01(m)
Purchaser Disclosure Letter	Section 3.02
Purchaser Indemnified Party	Section 2.06(b)
Purchaser Material Adverse Effect	Section 9.13
RBC Entities	Section 9.13
Reference Adjusted Statutory Capital Schedule	Section 9.13
Reference Net Asset Value Schedule	Section 9.13
Reference Net Working Capital Schedule	Section 9.13
Regulatory Actions	Section 4.04(e)
Regulated Subsidiary	Section 3.01(s)(v)

-ix-

Representatives	Section 9.13
Required Statutory Capital	Section 9.13
Review Period	Section 1.08(b)
R&W Policy	Section 9.13
SAP	Section 9.13
Schedule Update	Section 4.17
SEC	Section 9.13
Second Request	Section 4.04(b)
Section 338(h)(10) Election	Section 7.07(d)
Securities Act	Section 9.13
Seller	Preamble
Seller 401(k) Plan	Section 8.01(m)
Seller Common Stock	Section 9.13
Seller Disclosure Letter	Section 3.01
Seller FSA Plans	Section 8.01(l)
Seller Guarantees	Section 9.13
Seller Indemnified Party	Section 2.06(c)
Seller Names and Marks	Section 2.02(j)
Seller Parties	Recitals
Seller Transaction Expenses	Section 9.13
Shared Contracts	Section 9.13
Statutory Statements	Section 3.01(f)(ii)
Straddle Period	Section 9.13
Subsidiary	Section 9.13
SWH MA	Section 9.13
Target Net Working Capital	Section 9.13
Tax Claim	Section 9.13
Tax Return	Section 9.13
Taxes	Section 9.13
Taxing Authority	Section 9.13
Termination Date	Section 6.01(b)(i)
Third-Party	Section 9.13
Third-Party Claim	Section 9.13
Third-Party Defense	Section 2.06(c)(i)
Transfer	Section 1.01(a)
Transfer Taxes	Section 9.13
Transferable Permits	Section 2.01(c)
Transferee Party	Section 4.10
Transferor Party	Section 4.10
Transferred Assets	Section 2.01
Transferred Contracts	Section 2.01(b)
Transferred Employee	Section 8.01(b)
Transferred Entities	Recitals
Transferred Equity Interests	Section 9.13
Transferred FSA Balances	Section 8.01(l)
Transferred Leases	Section 2.01(a)
Transition Services Agreement	Section 9.13
Treasury Regulations	Section 9.13
WARN Act	Section 8.01(o)
Willful Breach	Section 9.13
Year-End Financial Statements	Section 3.01(f)(i)
Year-End Statutory Statements	Section 3.01(f)(ii)

-x-

STOCK AND ASSET PURCHASE AGREEMENT

This STOCK AND ASSET PURCHASE AGREEMENT (hereinafter referred to as this “Agreement”), dated as of April 30, 2020, is by and between Magellan Health, Inc., a Delaware corporation (the “Seller”), and Molina Healthcare, Inc., a Delaware corporation (the “Purchaser”).  Each of the Seller and the Purchaser are referred to herein as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, the Seller owns all of the issued and outstanding equity interests of Magellan Healthcare, Inc., a Delaware corporation (the “Business Seller”);

WHEREAS, (i) the Business Seller owns all of the issued and outstanding equity interests of the entities set forth on Annex A(I) and (ii) Magellan Health Services of Arizona, Inc., a wholly-owned subsidiary of the Business Seller (“MHS Arizona” and, together with the Seller and the Business Seller, the “Seller Parties”), owns all of the issued and outstanding equity interests of Magellan Complete Care of Arizona, Inc. (“MCC Arizona” and, together with the entities set forth on Annex A(I), the “MCC Companies”);

WHEREAS, the MCC Companies (together, in the case of AlphaCare Holdings, Inc., with the Business Seller) directly or indirectly own all of the issued and outstanding equity interests of the entities set forth on Annex A(II) (the “MCC Subsidiaries”, and together with the MCC Companies, the “Transferred Entities”);

WHEREAS, the Seller Parties and the Transferred Entities own and operate the MCC Business;

WHEREAS, subject to the terms and conditions set forth in this Agreement, the Seller Parties desire to sell, or cause the sale of, the Transferred Equity Interests and the Transferred Assets to the Purchaser, and the Purchaser desires to purchase the Transferred Equity Interests and the Transferred Assets from the Seller Parties and assume the Assumed Liabilities; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Parties’ willingness to enter into this Agreement, the Parties have entered into those certain Letter Agreements and Term Sheets, dated as of the date hereof, by and between the Seller and the Purchaser for the provision of (i) behavioral health care services, (ii) utilization management services and (iii) medical pharmacy services (collectively the “Letter Agreements”).

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the sufficiency of which is acknowledged and agreed and incorporating the recitals set forth above, the Parties hereto agree as follows:

ARTICLE I
PURCHASE AND SALE

Section 1.01             Purchase and Sale; Assumption of Liabilities.

(a)             At and effective as of the Closing, (i) the Seller shall cause the other Seller Parties to sell, assign, transfer, convey and deliver (“Transfer”) to the Purchaser, and the Purchaser shall purchase, assume and accept from such Seller Parties, the Transferred Equity Interests, free and clear of any Lien thereon, except for Liens under applicable U.S. federal and state securities Laws, and (ii) the Seller Parties shall, or shall cause their applicable Subsidiaries to, Transfer to the Purchaser all of the Seller Parties’ and each such Subsidiary’s right, title and interest in and to and the Transferred Assets, free and clear of all Liens thereon, except for Permitted Liens.

(b)              At and effective as of the Closing, the Purchaser shall assume, agree to pay, perform, fulfill and discharge when due in accordance with their terms the Assumed Liabilities.

Section 1.02            Purchase Price.  The aggregate consideration to be paid by the Purchaser to the Seller for the Transferred Equity Interests and the Transferred Assets shall be (a) an amount in cash equal to Eight Hundred Fifty Million Dollars ($850,000,000) (the “Base Purchase Price”), which amount shall be adjusted as a result of the Closing Adjustment, if any, pursuant to Section 1.04, and the Post-Closing Adjustment, if any, pursuant to Section 1.10 (such Base Purchase Price, as so adjusted, the “Purchase Price”) and plus (b) the assumption of the Assumed Liabilities.

Section 1.03          Escrow.  At or prior to the Closing, the Purchaser, the Seller and Citibank, National Association (the “Escrow Agent”) shall enter into an Escrow Agreement in the form of Exhibit A attached hereto (the “Escrow Agreement”).  The Escrow Agreement will provide for the deposit of Three Million One Hundred Eighty-Seven Thousand Five Hundred Dollars ($3,187,500) (the “Escrow Amount”) by the Purchaser at the Closing in an account with the Escrow Agent for the purposes of securing the indemnification obligations of the Seller Parties under Section 2.06 and adjustments under Section 1.10.

Section 1.04           Closing Adjustment.  Not fewer than three (3) Business Days prior to the Closing Date, the Seller shall provide the Purchaser with a notice (the “Closing Notice”), which shall include the following:

(a)            the Seller’s good faith estimate of (i) the Adjusted Statutory Capital of each RBC Entity as of the Measurement Time, which shall account for the Medical Claims Reserve, and the Accounts Receivable Accrual, and which shall be in the format of the Reference Adjusted Statutory Capital Schedule (collectively, the “Estimated Adjusted Regulatory Capital”), (ii) the Insolvency Protection Reserve Capital of SWH MA as of the Measurement Time, which shall account for the Medical Claims Reserve and the Accounts Receivable Accrual, and which shall be in the format of the Insolvency Protection Reserve Requirement Capital Schedule (the “Estimated Insolvency Protection Reserve Capital”), (iii) the Net Working Capital of each Non-RBC Entity as of the Measurement Time, which shall be in the format of the Reference Net Working Capital Schedule (collectively, “Estimated Net Working Capital”), and (iv) the Net Asset Value as of the Measurement Time, which shall be in the format of the Reference Net Asset Value Schedule (the “Estimated Net Asset Value”);

(b)           the Seller’s good faith estimate of Closing Date Cash (the “Estimated Closing Date Cash”), Closing Date Indebtedness (the “Estimated Closing Date Indebtedness”) and Seller Transaction Expenses (the “Estimated Seller Transaction Expenses”);

(c)            the Seller’s determination of the “Closing Adjustment”, which shall be an amount equal to (i) the difference (which may be positive or negative) between Estimated Adjusted Regulatory Capital minus Required Statutory Capital, plus (ii) the difference (which may be positive or negative) between Estimated Insolvency Protection Reserve Capital minus Insolvency Protection Reserve Requirement plus (iii) the difference (which may be positive or negative) between Estimated Net Working Capital minus Target Net Working Capital, plus (iv) the Estimated Net Asset Value (which may be positive or negative), plus (v) the Estimated Closing Date Cash, minus (vi) the Estimated Closing Date Indebtedness, if any, minus (vii) the Estimated Seller Transaction Expenses, if any;

(d)            taking into account the Closing Adjustment (as further described below), the amount to be paid by the Purchaser to the Seller at the Closing (the “Closing Payment”); and

(e)            the account or accounts to which the Purchaser shall pay the Closing Payment pursuant to Section 1.06(b)(vi).

The Closing Notice shall be prepared from the books and records of the MCC Business in accordance with the Accounting Principles; provided, however, that the Estimated Adjusted Regulatory Capital shall be prepared in accordance with the Applicable RBC Entity Accounting Principles.

In connection with and to facilitate the review of the Closing Notice, the Seller shall use Commercially Reasonable Efforts to (i) provide the Purchaser with supporting data reasonably necessary to allow the Purchaser to verify (and propose corrections with respect to, if necessary) calculations set forth in the Closing Notice, (ii) provide to the Purchaser reasonable access to all relevant books and records and personnel of the Seller Parties and (iii) work with the Purchaser in good faith, prior to the Closing, to resolve any disagreements over any items set forth in the Closing Notice, and the items set forth in the Closing Notice shall for all purposes in this Agreement be equal to the amounts initially proposed by the Seller together with any revisions thereto that are mutually agreed upon by the Seller and the Purchaser prior to the Closing. If there are any disagreements over any items set forth in the Closing Notice that are not resolved by the time of the Closing, then such items shall for all purposes of making payments at Closing be deemed to be equal to the amounts initially proposed by the Seller for each such item, but the consummation of the Closing shall not be deemed to waive the Purchaser’s right to dispute such items from and after the Closing.  If the Closing Adjustment is a positive amount, then the amount to be paid by the Purchaser as directed by the Seller at the Closing in the Closing Notice shall be equal to the Base Purchase Price plus the Closing Adjustment, minus the Escrow Amount.  If the Closing Adjustment is a negative amount, then the amount to be paid by the Purchaser as directed by the Seller at the Closing in the Closing Notice shall be equal to the Base Purchase Price minus the absolute value of the Closing Adjustment, minus the Escrow Amount.

Section 1.05         The Closing.  The Parties shall consummate the transactions contemplated by Section 1.01 (such consummation, the “Closing”) (i) at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, as soon as reasonably practicable, and in no event later than three (3) Business Days, following the day on which the last to be satisfied or waived of each of the conditions set forth in Article V occurs (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) or (ii) at such other place and time and/or on such other date as the Parties may otherwise agree in writing (the date on which the Closing occurs, the “Closing Date”).

Section 1.06         Certain Closing Deliveries.

(a)           At the Closing, the Seller shall deliver the following to the Purchaser:

(i)              the Assignment and Assumption Agreement and Bill of Sale, duly executed by the Seller;

(ii)             the Transition Services Agreement, duly executed by the Seller;

(iii)            certificate(s) (to the extent applicable) evidencing the Transferred Equity Interests, duly endorsed in blank or with stock power(s) in form and substance reasonably satisfactory to the Purchaser and duly executed by the Business Seller or MHS Arizona, as applicable, free and clear of all Liens;

(iv)            an IRS Form W-9 of the Business Seller, MHS Arizona and any other Person transferring Transferred Assets hereunder, duly executed by the Business Seller, MHS Arizona and such other Person, as applicable;

(v)              the Escrow Agreement, duly executed by the Seller;

(vi)             the Commercial Agreements, duly executed by the Seller (or its applicable Subsidiary); and

(vii)            the certificate required to be delivered pursuant to Section 5.03(d).

(b)          At the Closing, the Purchaser shall deliver the following to the Seller:

(i)              the Assignment and Assumption Agreement and Bill of Sale, duly executed by the Purchaser;

(ii)             the Transition Services Agreement, duly executed by the Purchaser;

(iii)            the Escrow Agreement, duly executed by the Purchaser and the Escrow Agent;

(iv)             the Commercial Agreements, duly executed by the Purchaser (or its applicable Subsidiary);

(v)              the certificate required to be delivered pursuant to Section 5.02(c); and

(vi)           the Closing Payment, as specified in the Closing Notice, by wire transfer in immediately available funds, to an account or accounts as directed by the Seller in the Closing Notice.

(c)          At the Closing, the Purchaser shall deposit by wire transfer in immediately available funds to an account designated by the Escrow Agent an amount equal to the Escrow Amount, to be held by the Escrow Agent in a segregated account pursuant to the Escrow Agreement (all funds held in such account from time to time, together with any income and earnings thereon, the “Escrow Funds”), and to be released to the Seller on the fifteen (15) month anniversary of the Closing (except to the extent that funds have previously been released to the Purchaser or are then subject to pending unresolved claims by the Purchaser in each case pursuant to the Escrow Agreement).

Section 1.07          Purchase Price Allocation.

(a)          The Base Purchase Price shall be allocated to the Transferred Assets and to the Transferred Equity Interests in accordance with Annex B (the “First Level-Allocation”) and shall be adjusted in accordance with the methodology set forth on Annex B for the apportionment of any adjustments to the Base Purchase Price under Section 1.10 (such allocation, as adjusted, the “Adjusted First-Level Allocation”).

(b)            Not later than ten (10) days after the final determination of the Final Statement (but in no event later than (30) days prior to the due date for the filing of IRS Forms 8023 with respect to the Transferred Entities in respect of which Section 338(h)(10) Elections as contemplated by Section 7.07(d) shall be made), the Purchaser shall provide the Seller with the Adjusted First-Level Allocation to the SWH Holdings Base Purchase Price (such allocation, the “Adjusted SWH Holdings Allocation”) and the AlphaCare Base Purchase Price (such allocation, the “Adjusted AlphaCare Allocation”) and a further allocation of the remainder of the Adjusted First-Level Allocation (plus the Assumed Liabilities and other relevant amounts to the extent treated as consideration for U.S. federal income tax purposes) (i) among the Transferred Assets, in accordance with Section 1060 of the Code and the Treasury Regulations thereunder, (ii) among the assets of the Transferred Entities in respect of which Section 338(h)(10) Elections as contemplated by Section 7.07(d) shall be made, in accordance with Section 338 of the Code and the Treasury Regulations thereunder (and any similar provision of state, local or foreign Law, as applicable) and (iii) among the assets of The Management Group, LLC and MCC of Virginia, in accordance with Section 1060 of the Code and the Treasury Regulations thereunder (and any similar provision of state, local or foreign Law, as applicable) (the allocations in clauses (i), (ii) and (iii), collectively, the “Adjusted Non-SWH Allocation”).

(c)            The Seller shall have the right to review and comment on the Adjusted SWH Holdings Allocation, the Adjusted AlphaCare Allocation and the Adjusted Non-SWH Allocation (collectively, the “Adjusted Allocations”), and the Purchaser shall consider any reasonable comments of the Seller in good faith received within ten (10) days of the Seller’s receipt of the draft Adjusted Allocations.  If the Parties are unable to resolve any dispute regarding the Adjusted Allocations within five (5) days after the Seller provides its comments, the Purchaser and the Seller shall each report the allocation of the Purchase Price in accordance with its own separate determination; provided, that, if the dispute relates only to the Adjusted Non-SWH Allocation, the Parties shall report consistently with the agreed Adjusted SWH Holdings Allocation and the agreed Adjusted AlphaCare Allocation.

(d)            All Tax Returns (including IRS Forms 8594) filed by the Purchaser and the Seller shall be prepared and filed consistently with this Section 1.07.  Neither the Seller nor the Purchaser shall, nor shall they permit their respective Affiliates to, file any Tax Return or other document with, or make any statement or declaration to, any Taxing Authority that is inconsistent with this Section 1.07, except in each case as otherwise required by a final determination within the meaning of Section 1313(a) of the Code.

Section 1.08          Post-Closing Statements.

(a)            The Purchaser shall prepare and deliver (or cause to be prepared and delivered) to the Seller a statement (the “Initial Statement”) of (i) the Adjusted Statutory Capital of each RBC Entity as of the Measurement Time (collectively, “Closing Adjusted Statutory Capital”), which shall be in the format of the Reference Adjusted Statutory Capital Schedule, (ii) the Insolvency Protection Reserve Capital of SWH MA as of the Measurement Time, which shall be in the format of the Insolvency Protection Reserve Requirement Capital Schedule (the “Closing Insolvency Protection Reserve Capital”), (iii) the Net Working Capital of each Non-RBC Entity as of the Measurement Time (collectively, “Closing Net Working Capital”), which shall be in the format of the Reference Net Working Capital Schedule, (iv) the Net Asset Value as of the Measurement Time (the “Closing Net Asset Value”), which shall be in the format of the Reference Net Asset Value Schedule, (v) Closing Date Cash, (vi) Closing Date Indebtedness and (vii) Seller Transaction Expenses.  The Purchaser shall deliver the Initial Statement within two hundred ten (210) days after the Closing Date.  The Initial Statement shall be prepared from the books and records of the MCC Business in accordance with the Accounting Principles; provided, however, that the Closing Adjusted Statutory Capital shall be prepared in accordance with the Applicable RBC Entity Accounting Principles.  The Medical Claims Reserve, Accounts Receivable Accrual and Provider Advances Receivable set forth on the Closing Adjusted Statutory Capital, Closing Insolvency Protection Reserve Capital and Net Asset Value reflected on the Initial Statement will be calculated as follows: (A) the Medical Claims Reserve shall reflect the aggregate dollar amount of (I) the total amount of Medical Claims incurred prior to the Measurement Time which are paid within one hundred eighty (180) days following the Measurement Time, (II) all recoveries and repayments of Medical Claims incurred and paid prior to the Measurement Time which are applied, credited, offset or received within one hundred eighty (180) days following the Measurement Time (including repayments or recoveries received or due for overpayments, from reinsurance and stop-loss coverage, subrogation and coordination of benefits), and (III) a good-faith estimate of all Medical Claims incurred prior to the Measurement Time which have not been paid within one hundred eighty (180) days following the Measurement Time; (B)  the Accounts Receivable Accrual of the RBC Entities and SWH MA shall reflect the aggregate dollar amount of (I) the total amount of premium capitation for services performed by the RBC Entities and SWH MA with respect to the period of time prior to the Measurement Time that are received by the RBC Entities and SWH MA after the Measurement Time and within one hundred eighty (180) days following the Measurement Time, and (II) a good-faith estimate of all premium capitation for services performed by the RBC Entities and SWH MA with respect to the period of time prior to the Measurement Time which have not been received by the RBC Entities and SWH MA within one hundred eighty (180) days following the Measurement Time; and (C) the Provider Advances Receivable shall reflect the aggregate dollar amount of all Provider Advances outstanding as of the Measurement Time that are repaid before the Purchaser delivers the Initial Statement. The Purchaser shall act in good faith and use Commercially Reasonable Efforts to ensure the collection, recovery or receipt of any amounts due and owing to the MCC Business that are reflected on the Initial Statement, in each case, in a manner consistent with the Purchaser’s policies and procedures applicable to its other businesses in effect following the Closing.  The Seller will, and to the extent applicable, will use Commercially Reasonable Efforts to cause its accountants, to make available to the Purchaser such information, books and records, work papers and, upon reasonable notice, employees responsible for and knowledgeable about any such information, books and records or work papers of the Seller and its Affiliates (including the Transferred Entities), in each case as may be reasonably required or useful for the Purchaser to prepare the Initial Statement.

(b)            During the sixty (60)-day period immediately following the Seller’s receipt of the Initial Statement (the “Review Period”), the Seller and its Representatives will, upon reasonable prior notice and during normal business hours, be permitted to review the Purchaser’s work papers, and all books and records of the Purchaser and its Affiliates reasonably necessary for the Seller’s review of the Initial Statement and the Purchaser will use its Commercially Reasonable Efforts to allow the Seller and its Representatives, to the extent applicable, to review the work papers of the Purchaser’s accountants related to the preparation of the Initial Statement, and the Purchaser shall make reasonably available the individuals in its employ (and subject to Section 1.08(e) will use its Commercially Reasonable Efforts to make available its accountant’s employees) responsible for and knowledgeable about the information used in the preparation of the Initial Statement to respond to the reasonable inquiries of the Seller.

(c)            The Purchaser agrees that, following the Closing through the date that the Final Statement becomes final and binding in accordance with the terms of this Agreement, it will not take any actions with respect to any accounting books, records, methods, policies, principles, practices, procedures, classifications and estimation methodologies on which the Initial Statement is based or on which the Final Statement is to be based that are materially inconsistent with the past practice of the Purchaser or that would materially impede or materially delay the preparation of the Notice of Disagreement or the Final Statement unless required by Applicable Law.  Regardless of any such actions, the Purchaser shall ensure that the calculation of the components comprising the Final Statement shall be made in a manner and utilizing the methods required by this Agreement.  The restrictions set forth in this Section 1.08(c) shall apply solely for purposes of determining the Final Statement and shall not restrict any act of the Purchaser with respect to any accounting books, records, methods, policies, principles procedures practices, classifications and estimates methodologies for any other purpose, either before or after the Final Statement becomes final and binding.

(d)            The Seller and the Purchaser acknowledge that the sole purpose of the determination of the components of the Final Statement is to adjust the Closing Payment so as to reflect the final calculations of the Closing Adjusted Statutory Capital, Closing Insolvency Protection Reserve Capital, Closing Net Working Capital, Closing Net Asset Value, Closing Date Cash, Closing Date Indebtedness and Seller Transaction Expenses as compared to the estimates thereof set forth in the Closing Notice, and not to dispute the appropriateness of the Reference Adjusted Statutory Capital Schedule, the Insolvency Protection Reserve Requirement Capital Schedule, the Reference Net Working Capital Schedule, the Reference Net Asset Value Schedule, the Accounting Principles or the Applicable RBC Entity Accounting Principles, or any components thereof.

(e)            The accountants of the Seller or the Purchaser shall not be obliged to make any work papers or the individuals in their employ available to the other Party as provided in this Section 1.08 except in accordance with such accountants’ normal disclosure procedures and then only after such Party has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.

Section 1.09           Reconciliation of Post-Closing Statements.

(a)            The Seller shall notify the Purchaser in writing (the “Notice of Disagreement”) prior to the expiration of the Review Period if the Seller disagrees with the Initial Statement (or any amounts set forth therein).  The Notice of Disagreement shall set forth in reasonable detail the basis for such disagreement, the amounts involved and the Seller’s determination of the disputed amounts.  Any items not included in the Notice of Disagreement shall be considered final and binding.  If the Seller does not deliver a Notice of Disagreement prior to the expiration of the Review Period, then the Initial Statement shall be deemed to be the Final Statement.

(b)            During the thirty (30) day period immediately following the delivery of a Notice of Disagreement (the “Consultation Period”), the Seller and the Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement.  If the Seller and the Purchaser are able to resolve their differences, then the Initial Statement, as modified by agreement of the Seller and the Purchaser, shall be deemed to be the Final Statement.

(c)            If, at the end of the Consultation Period, the Seller and the Purchaser have been unable to resolve all differences that they may have with respect to the matters specified in the Notice of Disagreement, then the Seller and the Purchaser shall each have the right to submit all matters that remain in dispute with respect to the Notice of Disagreement (along with a copy of the Initial Statement marked to indicate those line items that are not in dispute) to the New York office of KPMG or such other certified public accounting firm in the United States of international recognition reasonably acceptable to the Seller and the Purchaser and agreed to by them in writing (the “Independent Accounting Firm”).  The Seller and the Purchaser shall instruct the Independent Accounting Firm to make a final determination as promptly as practicable, and in any event within thirty (30) days after its engagement, of the appropriate amount of each of the line items in the Initial Statement as to which the Seller and the Purchaser disagree as set out in the Notice of Disagreement.  In making its determination pursuant to this Section 1.09(c), the Independent Accounting Firm shall act as an expert and not as an arbitrator, and shall base its determination solely on written presentations, only to the extent consistent with the terms and provisions of this Agreement, of the Seller and the Purchaser and not by independent review.  The Independent Accounting Firm shall consider only those items and amounts in the Seller’s and the Purchaser’s respective calculations that are identified as being items and amounts to which the Seller and the Purchaser have been unable to agree.  Such determination shall be final and binding on the parties absent manifest mathematical error.  A copy of all materials submitted to the Independent Accounting Firm pursuant to the immediately preceding sentence shall be provided by the Seller or the Purchaser, as applicable, to the other party concurrently with the submission thereof to the Independent Accounting Firm.  In resolving each disputed line item, the Independent Accounting Firm shall be bound by the provisions of this Agreement, shall select either the position of the Purchaser or the Seller and may not impose an alternative resolution with respect to any item or amount disputed.

(d)            The statement of Closing Adjusted Statutory Capital, Closing Insolvency Protection Reserve Capital, Closing Net Working Capital, Closing Net Asset Value, Closing Date Cash, Closing Date Indebtedness and Seller Transaction Expenses that is final and binding on the parties, as determined either through agreement of the parties pursuant to Section 1.09(a) or Section 1.09(b) or through the action of the Independent Accounting Firm pursuant to Section 1.09(c), is referred to as the “Final Statement”.

(e)            The cost of the Independent Accounting Firm’s review and determination shall be allocated to and borne by the Purchaser and the Seller based on the inverse of the percentage that the Independent Accounting Firm’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Independent Accounting Firm.  For example, should the items in dispute total in amount to One Thousand Dollars ($1,000) and the Independent Accounting Firm awards Six Hundred Dollars ($600) in favor of the Seller’s position, sixty percent (60%) of the costs of its review would be borne by the Purchaser and forty percent (40%) would be borne by the Seller.  During the review by the Independent Accounting Firm, the Purchaser and the Seller and their accountants will each make available to the Independent Accounting Firm interviews with such individuals, and such information, books and records and work papers, as may be reasonably required by the Independent Accounting Firm to fulfill its obligations as described in Section 1.09(c); provided, however, that the accountants of the Seller or the Purchaser shall not be obliged to make any work papers available to the Independent Accounting Firm except in accordance with such accountants’ normal disclosure procedures and then only after such firm has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.

Section 1.10           Post-Closing Adjustment.

(a)            If the sum of (i) the difference between the Closing Adjusted Statutory Capital set forth in the Final Statement minus the amount of Estimated Adjusted Regulatory Capital, plus (ii) the difference between the Closing Insolvency Protection Reserve Capital set forth in the Final Statement minus the amount of Estimated Insolvency Regulatory Reserve Requirement, plus (iii) the difference between the Closing Net Working Capital set forth in the Final Statement minus the amount of Estimated Net Working Capital, plus (iv) the difference between the Closing Net Asset Value set forth in the Final Statement minus the amount of Estimated Net Asset Value, plus (v) the difference between the Closing Date Cash set forth in the Final Statement minus the amount of Estimated Closing Date Cash, plus (vi) the difference between the amount of Estimated Closing Date Indebtedness minus the Closing Date Indebtedness set forth in the Final Statement, plus (vii) the difference between the amount of Estimated Seller Transaction Expenses minus the Seller Transaction Expenses set forth in the Final Statement equals (A) a positive amount, then the Purchaser shall pay such amount in cash to the Seller, or (B) a negative amount, then the Seller shall pay the absolute value of such amount in cash to the Purchaser (such amount, if any, that either the Purchaser is obligated to pay to the Seller, or the Seller is obligated to pay to the Purchaser, being herein referred to as the “Post-Closing Adjustment”) or, in the Purchaser’s sole discretion, the Purchaser may satisfy such amounts from the Escrow Funds.  Payment of the Post-Closing Adjustment shall be made within five (5) Business Days after the Final Statement becomes such.

(b)            In the event that, following determination of the Post-Closing Adjustment, the Purchaser or any of its Affiliates (including the Transferred Entities) actually collect any portion of the Provider Advances Receivable that was not included in the calculation of Closing Net Asset Value, the Purchaser shall promptly remit such payment to the Seller.

Section 1.11          Payments and Computations.  Except for the payment of the Closing Payment (which shall be paid at the Closing), each of the Seller or the Purchaser, as applicable, shall make each payment due to the party hereto not later than 11:00 a.m., New York City time, on the day when due as required by the terms of this Agreement.  All payments (including the Closing Payment) shall be paid by wire transfer in immediately available funds to the account or accounts designated in advance by the party receiving such payment. Any amount not paid when due pursuant to this Agreement shall bear interest at a rate equal to the 3-month SOFR as of the date such payment was due, taken from a widely accepted source of published interest rates, plus 8.0% (“Late Payment Interest”). All computations of Late Payment Interest shall be made on the basis of a year of 365 days, in each case, for the actual number of days (including the first due day but excluding the day of payment) occurring in the period for which such Late Payment Interest is payable.  Whenever any payment under this Agreement shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall not be included in the computation of, and payment of, Late Payment Interest.

Section 1.12         Withholding.  All payments under this Agreement shall be made without deduction or withholding for any Taxes, except as required by Law.  If any Law requires the deduction or withholding of any Tax from any such payment to any Person, then the Person required to make such deduction or withholding shall be entitled to do so and shall timely pay the full amount deducted or withheld to the relevant Governmental Entity in accordance with Law; provided, however, that the Party required to make such deduction or withholding shall provide each other Party that is subject to such deduction or withholding with a written notice of its intention to deduct or withhold at least five (5) Business Days prior to any such deduction or withholding and each of the applicable Parties shall use Commercially Reasonable Efforts to cooperate to minimize or eliminate any such withholding obligation.  To the extent that amounts are so deducted or withheld and actually remitted to the applicable Governmental Entity, such withheld and remitted amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE II
ASSETS AND LIABILITIES

Section 2.01          Transferred Assets.  As used in this Agreement, “Transferred Assets” means, except for the Excluded Assets or as otherwise provided in this Agreement or any Ancillary Agreement, all of the following assets, properties and rights, as the same shall exist at the Closing, owned, leased, held or licensed by a Non-MCC Entity and all right, title and interests of a Non-MCC Entity in, to and under:

(a)             all Leases set forth on Section 2.01(a) of the Seller Disclosure Letter (the “Transferred Leases”);

(b)            all rights under Contracts to the extent exclusively related to the ownership or operation of the MCC Business, including those listed on Section 2.01(b) of the Seller Disclosure Letter (collectively, the “Transferred Contracts”);

(c)            all permits primarily related to the ownership or operation of the MCC Business to the extent the transfer thereof to the Purchaser is not prohibited by applicable Law (the “Transferable Permits”);

(d)            all expenses that have been prepaid by the Seller or any of its Subsidiaries to the extent primarily related to the ownership or operation of the MCC Business, including lease and rental payments;

(e)            all personal property and interests therein (other than IT Assets), including equipment, furniture, furnishings, office equipment, communications equipment and other tangible personal property, (i) located at the premises leased pursuant to the Transferred Leases or (ii) used primarily by a Transferred Employee;

(f)              all IT Assets exclusively related to the MCC Business (the “Assigned IT Assets”), subject to the Seller’s rights under the Transition Services Agreement;

(g)            all of the Seller’s or its Subsidiaries’ right, title and interest in and to any Intellectual Property owned by a Non-MCC Entity to the extent set forth on Section 2.01(g) of the Seller Disclosure Letter and any copyrights and trade secrets to the extent exclusively related to the MCC Business, together with all of the Seller’s and its Subsidiaries’ goodwill associated with any of the foregoing, all of the Seller’s and its Subsidiaries’ rights to collect royalties, products and proceeds in connection with any of the foregoing, all the Seller’s rights to institute and pursue Proceedings against third parties for past, present and future infringement, misappropriation or dilution of any of the foregoing, or other conflict therewith, and all of the Seller’s and its Subsidiaries’ rights to recover damages or lost profits in connection with any of the foregoing (collectively, the “Assigned IP”);

(h)            all assets, rights and properties of or relating to any Assumed Employee Plan (collectively, “Assumed Employee Plan Assets”);

(i)            any and all documents, instruments, papers, books, records, books of account, files and tangible or electronic embodiments of data (including customer and supplier lists and repair and performance records), telephone numbers and fax numbers, catalogs, brochures, sales literature, promotional materials, certificates and other documents to the extent related to the ownership or operation of the MCC Business and in the possession or control of a Non-MCC Entity, other than (i) for the avoidance of doubt, any documents or such other materials whether or not located at the premises leased pursuant to the Transferred Leases to the extent not related to the ownership or operation of the MCC Business, (ii) any documents not permitted to be transferred to the Purchaser by applicable Law and (iii) except as otherwise provided in Section 2.01(k) or Article VII, any Tax Returns or Tax records (collectively, the “Books and Records”); provided, that, the applicable Non-MCC Subsidiary shall be permitted to keep (A) one (1) copy of any Books and Records to the extent required by applicable Law or to demonstrate compliance with applicable Law and (B) any Books and Records in the form of the so-called “back-up” electronic tapes in the Ordinary Course of Business;

(j)            copies of personnel and employment records for Transferred Employees, to the extent the Transfer thereof is permitted by applicable Law;

(k)           subject to Article VII, any non-Income Tax Returns (or portions thereof) filed with respect to, or related to the Transferred Assets (and all books and records, including note papers and work papers, solely related thereto); provided, that, the Seller shall be permitted to keep copies of any Tax Returns (and note papers and work papers) it deems advisable;

(l)            all Proceedings, defenses and rights of recovery against any third party to the extent related to, or arising from, the ownership or operation of the MCC Business, the Transferred Assets or the other Assumed Liabilities including any portion of a Proceeding against a third party to the extent exclusively related to, or arising from, the ownership or operation of the MCC Business, the Transferred Assets or the other Assumed Liabilities;

(m)           all goodwill of the Seller to the extent generated by or associated with the ownership or operation of the MCC Business;

(n)             all assets, properties and rights listed on Section 2.01(n) of the Seller Disclosure Letter; and

(o)            all other assets, properties or rights of every kind and description, wherever located, whether real, personal or mixed, tangible or intangible, that are owned by any Non-MCC Entity and are exclusively related to the ownership or operation of the MCC Business (for the avoidance of doubt, this subparagraph (o) shall not be deemed to include assets, properties or rights of a type described in the foregoing subparagraphs (a) - (n)).

Section 2.02          Excluded Assets.  Notwithstanding any provision to the contrary in Section 2.01, and except as otherwise provided in any Ancillary Agreement, the Seller and its Subsidiaries (other than the Transferred Entities) shall retain all of their respective right, title and interest in and to, and shall not, and shall not be deemed to, Transfer to the Purchaser, and the Transferred Assets shall not, and shall not be deemed to include any of the following assets, properties and rights and to the extent any of the following assets, properties and rights are held by a Transferred Entity, the Seller may cause any such asset, property or right to be transferred to a Non-MCC Entity prior to the Closing for no or such consideration as determined by the Seller (all such retained assets, properties and rights noted below, the “Excluded Assets”):

(a)            all cash and cash equivalents or negotiable instruments on hand or held by any bank or other third party or elsewhere of the Seller or its Subsidiaries, including the Transferred Entities, except to the extent reflected on the Final Statement;

(b)            all capital stock and/or equity interests in any Person other than the Transferred Entities;

(c)            all right, title and interest to any distributions or dividends from any Transferred Entity with a record date at or prior to the Closing;

(d)            other than any accounts receivable exclusively between or among the Transferred Entities, any accounts receivable (including trade accounts receivable) owing to the MCC Business from any Non-MCC Entity;

(e)            all notes receivable or similar claims or rights (whether or not billed or accrued and however documented) owing from any Non-MCC Entity relating to or arising out of the financing of the MCC Business or the transfer of cash to or from the MCC Business;

(f)            all of the Non-MCC Entities’ checkbooks, canceled checks and bank deposits;

(g)            all of the Seller’s or its Subsidiaries’ (including the Transferred Entities’) right, title and interest in and to any Proceedings (i) against third parties to the extent relating to any of the Excluded Assets or the Excluded Liabilities or (ii) relating to any period through the Closing to the extent that the assertion of such cause of action or defense is necessary or useful in defending any claim that may be asserted against any Non-MCC Entity, in each case, including the right to recover damages or lost profits in connection therewith;

(h)            all right, title and interest of the Seller or its Subsidiaries (including the Transferred Entities) in and to any insurance policy, including any refunds or recoveries thereunder or reserve premiums attributable thereto, maintained by the Seller or any of its Subsidiaries (other than any insurance policy maintained by one (1) or more Transferred Entity);

(i)              all Intellectual Property of the Seller and its Subsidiaries other than the Assigned IP;

(j)            except for the Assigned IP, all of the Seller’s or its Subsidiaries’ right, title and interest in and to (i) any trademark of the Seller or any of its Subsidiaries (other than any Transferred Entity) (including those set forth in Section 2.02(j) of the Seller Disclosure Letter), and any trademark comprised or derived from or confusingly similar to any of the foregoing and (ii) the reputation or goodwill of the Seller or any of its Subsidiaries associated with any of the foregoing (collectively, the “Seller Names and Marks”);

(k)            all of the Seller’s or its Subsidiaries’ (including the Transferred Entities’) right, title and interest in and to any properties or assets privileged under the attorney-client privilege, the attorney work-product privilege or any other self-auditing privilege or policy from a Governmental Entity, to the extent not related to the ownership and operation of the MCC Business;

(l)            (i) any books and records relating to any of the Excluded Assets or (ii) any books, records or other materials (including corporate minute books, other similar corporate records and stock records) of or in the possession of the Seller or its Subsidiaries (including the Transferred Entities) that (A) the Seller or any of its Subsidiaries (other than the Transferred Entities) is required by Law to retain or the Seller determines is necessary to retain, including as a result of privacy and data protection policies (copies of which, to the extent permitted by Law, will be made available to the Purchaser at the Purchaser’s reasonable request and expense) or (B) any of the Seller or its Subsidiaries (including the Transferred Entities) are prohibited by Law from delivering to the Purchaser (including by transfer of the equity interests of the Transferred Entities), including any books and records, reports, information or other materials that disclose in any manner the contents of any other books and records, reports, information or other materials that the Seller or its Subsidiaries (including the Transferred Entities) are prohibited by Law from delivering to the Purchaser (including by transfer of the equity interests of the Transferred Entities);

(m)            personnel and employment records for employees and former employees of the Seller or its Subsidiaries (including the Transferred Entities) who are not Transferred Employees;

(n)             all IT Assets other than Assigned IT Assets;

(o)             all of the Seller’s or its Subsidiaries’ right, title and interest in and to this Agreement (including the Ancillary Agreements);

(p)            all Leases to which any Non-MCC Entity is a party, including the Leases set forth on Section 2.02(p) of the Seller Disclosure Letter, and all of the Proceedings, rights and benefits thereunder, except for the Transferred Leases;

(q)            the sponsorship of, all assets under, or any other rights, title and interest in, to or under (i) any Employee Plan that is not an Assumed Employee Plan and (ii) any other benefit or compensation plan, program, policy, agreement, Contract, or arrangement presently or formerly sponsored, maintained, or contributed to by the Seller or any of its Subsidiaries (other than an Employee Plan), together, in the case of clauses (i) and (ii), with all funding arrangements thereto (including all trusts, insurance policies and administrative service contracts);

(r)              subject to Article VII, all Tax assets (including any refunds, rebates or credits or similar benefits) of the Seller or its Subsidiaries (but for the avoidance of doubt, not with respect to the Transferred Entities, which shall be governed by Article VII) determined, in the case of a Straddle Period, in accordance with Section 7.02(c);

(s)             subject to Article VII, all Tax Returns and all records (including all work papers) related thereto, except as otherwise provided in Section 2.01(k);

(t)             all assets, rights and properties of or relating to any Employee Plan that is not an Assumed Employee Plan;

(u)            the assets listed on Section 2.02(u) of the Seller Disclosure Letter; and

(v)            all other assets, properties and rights of every kind and description, wherever located, whether real, person or mixed, tangible or intangible, of the Seller or its Subsidiaries (including the Transferred Entities) not set forth in Section 2.02(a) to (u) to the extent (i) not primarily related to the ownership or operation of the MCC Business or (ii) not expressly included as Transferred Assets pursuant to Section 2.01.

Section 2.03         Assumed Liabilities.  As used in this Agreement, “Assumed Liabilities” means, except for the Excluded Liabilities or as otherwise provided in this Agreement or any Ancillary Agreement, each of the following Liabilities of the Non-MCC Entities, whether presently in existence or arising after the date of this Agreement and, in each case, whether arising prior to, on or after the Closing Date:

(a)            all trade payables  to the extent related to, or arising from, the ownership or operation of the MCC Business, including any portion of a trade payable exclusively related to, or arising from, the ownership or operation of the MCC Business;

(b)            all Liabilities owed to third parties arising under the Transferred Contracts, whether or not novated to the Purchaser or a Transferred Entity;

(c)            all Liabilities arising under the Transferable Permits;

(d)            all third party Liabilities arising from any Proceeding by a third party to the extent related to, or arising from, the ownership or operation of the MCC Business, the Transferred Assets or the other Assumed Liabilities, including any portion of a Proceeding by a third party to the extent exclusively related to, or arising from, the ownership or operation of the MCC Business, the Transferred Assets or the other Assumed Liabilities;

(e)            all Liabilities owed to third parties primarily relating to warranties or similar obligations or services with respect to any product sold or services provided by the MCC Business;

(f)            all MCC Environmental Liabilities;

(g)            all Indebtedness included in the Closing Date Indebtedness;

(h)            all Liabilities owed to third parties primarily relating to or arising out of the lease, use or occupancy of any property under a Transferred Lease, including personal injury, wrongful death, economic loss or property damage claims;

(i)            all Liabilities assumed by the Purchaser and its Affiliates pursuant to Article VIII;

(j)            all Liabilities related to an Assumed Employee Plan, whenever arising;

(k)            all other Liabilities listed on Section 2.03 of the Seller Disclosure Letter; and

(l)            except as otherwise explicitly set forth herein, all other Liabilities of the Non-MCC Entities to the extent such Liabilities are primarily related to, or arise from, the ownership or operation of the MCC Business or any Transferred Asset;

provided, however, that the Purchaser’s assumption of any Liability shall not limit (i) the Purchaser’s right under Section 1.08 with respect to any Assumed Liabilities taken into account in the determination of Closing Net Asset Value or (ii) the Purchaser Indemnified Parties’ rights to indemnification to the extent that such Assumed Liability results in a breach of any representation or warranty of the Seller set forth in Section 3.01.

Section 2.04          Excluded Liabilities. Notwithstanding any provision to the contrary in Section 2.03, and except as otherwise provided in any Ancillary Agreement, Non-MCC Entities shall not, and shall not be deemed to, assign to the Purchaser, and the Assumed Liabilities shall not, and shall not be deemed to, include any of the following Liabilities of the Non-MCC Entities, whether presently in existence or arising after the date of this Agreement and, in each case, except as explicitly set forth herein, whether arising prior to, on or after the Closing Date (all such Liabilities, the “Excluded Liabilities”):

(a)            all Liabilities to the extent relating to, or arising from, any Excluded Assets;

(b)            all Liabilities to the extent arising under or related to any Indebtedness of the Seller and its Subsidiaries (other than Indebtedness included in the Closing Date Indebtedness);

(c)            all Seller Transaction Expenses;

(d)            except as described in Section 2.03, any Liabilities of the Non-MCC Entities and their respective Representatives;

(e)            all Liabilities for Taxes imposed with respect to the Transferred Assets for Pre-Closing Tax Periods determined, in the case of a Straddle Period, in accordance with Section 7.02(c);

(f)            all Liabilities expressly assumed or retained by the Seller in Article VIII; and

(g)            all Liabilities listed on Section 2.04 of the Seller Disclosure Letter.

Section 2.05          Assignment of Certain Transferred Assets.

(a)            Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to sell, convey, assign, transfer or deliver to the Purchaser any Transferred Asset or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted sale, conveyance, assignment, transfer or delivery thereof, or an agreement to do any of the foregoing, without the consent, authorization or approval of a third party (including any Governmental Entity), would constitute a breach or other contravention thereof or a violation of Law (any such Transferred Asset, claim, right or benefit, a “Non-Assignable Asset”).  From the date hereof until the Closing, the Seller shall, and shall cause its Subsidiaries to, use Commercially Reasonable Efforts to obtain any such consent, authorization or approval or any other consent, authorization or approval necessary or advisable to be obtained from any third parties (other than with respect to Governmental Entities which are addressed under Section 4.04) in order to consummate the transactions contemplated by this Agreement as promptly as practicable after the date hereof (and in any event, prior to the Closing), and the Purchaser shall use its Commercially Reasonable Efforts to cooperate with the Seller to obtain any such consent, authorization or approval; provided, however, that in no event shall either Party or any of their respective Affiliates be (i) required to pay any material cost or expense or (ii) obligated to initiate any Proceedings in connection with obtaining any such consent, authorization or approval.

(b)            If, on the Closing Date, any such consent, authorization or approval is not obtained (or any such consent, authorization or approval that was obtained prior to the Closing is no longer in full force and effect), or if an attempted sale, conveyance, assignment, transfer or delivery of any such Transferred Asset, claim, right or benefit would constitute a breach or other contravention or a violation of Law, then (i) such Non-Assignable Asset shall not be Transferred to the Purchaser at the Closing, (ii) subject to the immediately following clause (iii), the Purchaser shall not be obligated to assume, discharge or perform any Liability under or with respect to such Non-Assignable Asset, and (iii) the Seller and the Purchaser will cooperate and use Commercially Reasonable Efforts to obtain a mutually acceptable arrangement under which the Purchaser would, in compliance with Law, obtain the benefits of, and assume the obligations and bear the economic burdens associated with, such Non-Assignable Asset in accordance with this Agreement at a cost to the Purchaser, not in excess of the cost the Purchaser would have incurred if the requisite consent, authorization or approval had been obtained prior to the Closing, including subcontracting, sublicensing or subleasing to the Purchaser, or under which the Seller would (A) enforce for the benefit (and at the expense) of the Purchaser and the Transferred Entities any and all of its or their rights against a third party (including any Governmental Entity) associated with such Non-Assignable Asset, and (B) promptly pay to the Purchaser (and/or its Affiliates), when received, all monies received by it or them under any such Non-Assignable Asset (net of any reasonable and documented out-of-pocket expenses incurred by it or them pursuant to clause (A) of this sentence), and the Purchaser and/or one or more of its Subsidiaries would assume the obligations and bear the economic burdens associated therewith.

(c)            After the Closing, each of the Purchaser and the Seller will use Commercially Reasonable Efforts to promptly obtain all consents, authorizations or approvals that have not been obtained prior to the Closing which are necessary for the sale, conveyance, assignment, transfer or delivery of any Non-Assignable Asset to the Purchaser, and the Seller shall provide or cause to be provided all commercially reasonable assistance requested by the Purchaser in connection with the foregoing; provided, however, that in no event shall either Party or any of their respective Affiliates be (i) required to pay any material cost or expense or (ii) obligated to initiate any Proceedings in connection with obtaining any such consent, authorization or approval. If all required consents, authorizations or approvals with respect to any Non-Assignable Asset are obtained after the Closing Date, then, subject to any restrictions under applicable Law, on the date the last such consent, authorization or approval is obtained (the “Consent Achievement Date”): (i) such Non-Assignable Asset shall be deemed to have been Transferred to the Purchaser, and (ii) with respect to a Non-Assignable Asset that would have been a Transferred Contract or a Transferred Lease had such consents, authorizations or approvals been obtained prior to the Closing, the Purchaser shall assume as of the Consent Achievement Date and agree to discharge and perform as and when due, the ongoing obligations of the Seller under such Contract, in each case in such manner consistent with Section 2.01. The obligations of the Seller and the Purchaser pursuant to Section 2.05(a) and the first sentence of this Section 2.05(c) shall terminate with respect to a particular Non-Assignable Asset upon the earlier of (A) the Consent Achievement Date (in which event the applicable Non-Assignable Asset shall be sold, conveyed, assigned, transferred or delivered to the Purchaser in accordance with the immediately preceding sentence) and (B) the twelve (12) month anniversary of the Closing Date.

(d)            To the extent that any Leases or Contracts to which any Non-MCC Entity is a party (i) exclusively relate to the MCC Business but are not listed on Section 2.01(a) or Section 2.01(b) of the Seller Disclosure Letter or (ii) do not exclusively relate to the MCC Business but are listed on Section 2.01(a) or Section 2.01(b) of the Seller Disclosure Letter, promptly upon discovery of any such Lease or Contract, as applicable, the discovering party shall notify the other party and promptly thereafter shall assign, or cause its applicable Subsidiary to assign such Lease or Contract, as applicable, to the other party.

Section 2.06     Indemnification.

(a)            Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until fifteen (15) months following the Closing Date whereupon they shall expire, and all claims for breach of said representations and warranties will be deemed waived; provided, that, the Fundamental Representations and any representation in the case of Fraud shall survive for the full period of the applicable statute of limitations plus sixty (60) days.  All covenants and agreements contained herein to be performed prior to the Closing shall survive until the first (1st) anniversary of the Closing and any covenants and agreements to be performed after the Closing shall survive the Closing in accordance with their terms.  References in this Section 2.06 to the “statute of limitations” shall refer to the statute of limitations applicable to the particular matter that gave rise to a breach of the representation or warranty in question, and not to the statute of limitations applicable to a breach of this Agreement.  Notwithstanding the foregoing, if written notice of a claim has been given pursuant to Section 2.06(e) prior to the expiration date of the applicable survival period with respect to the applicable representations, warranties, covenants or agreements by the Party seeking indemnification for such claim, then such representations, warranties, covenants or agreements shall survive as to such claim until such claim has finally resolved pursuant to this Section 2.06.  The Parties specifically and unambiguously intend that the survival periods that are set forth in this Section 2.06 shall replace any statute of limitations that would otherwise be applicable.

(b)            Indemnification by the Seller.  Subject to the limitations in this Section 2.06, from and after the Closing, the Seller shall defend and hold harmless the Purchaser, its Subsidiaries and its Representatives (each, a “Purchaser Indemnified Party”) from and against any and all Losses actually suffered or incurred by such Purchaser Indemnified Party if and to the extent such Losses are suffered or incurred as a result of any of the following:

(i)            any breach or inaccuracy of any representation or warranty of the Seller when made or deemed to be made under the terms hereof (unless specifically provided otherwise);

(ii)           the breach of or failure to perform any covenant or agreement of the Seller or its Affiliates (including the Transferred Entities prior to the Closing) under this Agreement, other than the covenants and agreements under Section 7.10, which shall be subject to the indemnification provisions of Section 7.10;

(iii)          any and all D&O Costs of any director, officer, manager or general or limited partner of any Transferred Entity relating to any threatened, pending or completed action, suit or Proceeding that is not primarily related to the MCC Business solely to the extent not covered by the prepaid “tail” directors’ and officers’ liability insurance policy contemplated by Section 4.07(d);

(iv)            any Indebtedness of the Transferred Entities which is outstanding as of the Closing and which is not accounted for in the Post-Closing Adjustment;

(v)             any Seller Transaction Expenses which are outstanding as of the Closing and which are not accounted for in the Post-Closing Adjustment;

(vi)            the Excluded Liabilities;

(vii)           the failure by the Seller to pay Transfer Taxes to the extent provided in Section 7.08; and

(viii)          the matters set forth on Section 2.06(b)(viii) of the Seller Disclosure Letter.

(c)          Indemnification by the Purchaser.  Subject to the limitations in this Section 2.06, from and after the Closing, the Purchaser shall defend and hold harmless the Seller, its Subsidiaries and its Representatives (each, a “Seller Indemnified Party”) from and against any and all Losses actually suffered or incurred by such Seller Indemnified Party if and to the extent such Losses are suffered or incurred as a result of any of the following:

(i)             The breach or inaccuracy of any representation or warranty of the Purchaser when made or deemed to be made under the terms hereof (unless specifically provided otherwise);

(ii)            the breach of any covenant or agreement of the Purchaser or the Transferred Entities contained in this Agreement;

(iii)         except to the extent subject to indemnification by the Seller or adjustment in relation to the determination of the Closing Net Asset Value, the Assumed Liabilities and any Liabilities of any of the Transferred Entities; and

(iv)            the failure by the Purchaser to pay or reimburse Taxes to the extent provided in Section 7.02(a), Section 7.02(d), Section 7.06 and Section 7.08.

(d)          Certain Limitations and Recourse.

(i)          The Seller shall not be liable to any Purchaser Indemnified Party for indemnification under Section 2.06(b)(i) until the aggregate amount of all Losses in respect of indemnification thereunder exceeds Three Million One Hundred Eighty-Seven Thousand Five Hundred Dollars ($3,187,500) (the “Basket”), in which event the Seller shall be liable for all Losses in respect of indemnification under Section 2.06(b)(i) in excess of the Basket up to the Escrow Amount.

(ii)            Notwithstanding anything to the contrary contained in this Agreement, the sole and exclusive source of payment for Losses resulting or arising from claims for indemnification pursuant to Section 2.06(b)(i) for breaches of representations and warranties (other than Fundamental Representations) will be sought only from the following sources and only in the following sequence: (A) first, from the Escrow Funds, (B) second, after such Escrow Funds have been entirely depleted or disbursed, from the R&W Policy to the full extent of coverage available therefor under the R&W Policy and (C) third, after the full extent of coverage available under the R&W Policy has been depleted or disbursed, the Purchaser shall be solely responsible for such Losses.

(iii)           To the extent a Loss arises from actual Fraud, a breach of a Fundamental Representation or a breach of a covenant, then the Purchaser may seek the amount of such Loss directly from the Seller subject to the other limitations set forth in this Agreement.

(iv)           To the extent a Loss arises from a breach of a representation or warranty contained in Section 3.01(h), notwithstanding anything to the contrary set forth herein, the Purchaser may seek the amount of such Loss (A) first, from the Escrow Funds without regard to the Basket, and (B) second, after such Escrow Funds have been entirely depleted or disbursed, from the R&W Policy to the full extent of coverage available therefor under the R&W Policy.  For the avoidance of doubt, following exhaustion of the Escrow Funds, the Seller shall have no further liability for breaches of representations or warranties contained in Section 3.01(h); provided, that, nothing in this paragraph shall limit the Seller’s obligation to satisfy indemnification obligations under Section 7.10 notwithstanding that an indemnification claim thereunder could have been satisfied through a claim for a breach of a representation or warranty contained in Section 3.01(h).

(e)          Notice and Defense of Claims.  All claims for indemnification under this Section 2.06 shall be asserted and resolved as follows:

(i)            If a Third-Party Claim is asserted against the Seller Indemnified Parties that is covered by Section 2.06(b) or against the Purchaser Indemnified Parties that is covered by Section 2.06(c) (such Party entitled to indemnification with respect to the Third-Party Claims, the “Indemnified Parties” and each an “Indemnified Party”), the Indemnified Party will promptly give notice describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim (a “Claim Notice”) to the Seller or the Purchaser, as applicable (such Party required to provide indemnification, the “Indemnifying Party”) of such Third-Party Claim. Upon receipt of a notice of a claim for indemnity from an Indemnified Party with respect to any Third Party Claim, the Indemnifying Party shall assume the defense and control of any Third Party Claim; provided, however, that the Indemnified Party shall have the right to assume the defense of a Third-Party Claim to the extent that: (i) the principal relief sought by such Third-Party Claim is an injunction or equitable relief against the Indemnified Party (and solely to the extent the Third-Party Claim relates to such injunction or equitable relief); or (ii) involves, or could otherwise reasonably be expected to affect any material business relationship of a then-current customer of either the Seller or the Purchaser.  The Indemnifying Party shall notify the Indemnified Party within (30) days after its receipt of a Claim Notice that it will conduct and control the defense, negotiation or settlement of any Third-Party Claim and any Action resulting therefrom with counsel of its choice and at its sole cost and expense (a “Third-Party Defense”).  If the Indemnifying Party assumes the Third-Party Defense in accordance herewith: (A) the Indemnified Party may retain separate co-counsel at its sole cost and expense (as to which the Indemnified Party will not be entitled to indemnification, unless (1) the named parties to such proceeding (including any impleaded parties) include the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would not be permitted under applicable standards of professional conduct or such Indemnified Party shall have been advised by its counsel that there may be one or more legal defenses available to the Indemnified Party which are not available to such Indemnifying Party, or if available to such Indemnifying Party, the assertion of which would be adverse to or in conflict with the interests of the Indemnified Party, or (2) if so requested to participate by Indemnifying Party, and then in each such case the reasonable expense of one separate counsel for Indemnified Party shall be paid by Indemnifying Party, in which case, the fees, costs and expenses of such counsel shall be indemnifiable amounts hereunder) and participate in the defense of the Third-Party Claim but the Indemnifying Party shall control the investigation, defense and settlement thereof; (B) the Indemnified Party shall cooperate in good faith in such defense; and (C) the Indemnifying Party shall be required to keep the Indemnified Party reasonably informed of any and all matters related to such Third-Party Claim. If the Indemnifying Party does not assume the Third-Party Defense within such thirty (30) day period, or the Indemnifying Party is not entitled to assume the Third-Party Defense in accordance herewith, the Indemnified Party will be entitled to conduct and control the Third-Party Defense, and such fees and costs shall be indemnifiable Losses hereunder; provided, however, that (W) the Indemnifying Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third-Party Claim but the Indemnified Party shall control the investigation, defense and settlement, subject to the provisions herein; and (X) the Indemnifying Party shall cooperate in good faith in such defense.   Notwithstanding anything in this Section 2.06(e)(i) to the contrary, the Indemnified Party shall not, without the written consent of the Indemnifying Party (which shall not be unreasonably withheld, conditioned or delayed) (Y) settle or compromise any Third-Party Claim or (Z) permit a default or consent to entry of any judgment. Notwithstanding anything to the contrary in this Agreement, the provisions of this Section 2.06(e) shall not apply to any Third-Party Claim related to Taxes.

(ii)            Non-Third Party Claims. In the event the Indemnified Party has a claim for indemnification hereunder that does not involve a claim being asserted against or sought to be collected by a Third Party (a “Direct Claim”), the Indemnified Party shall promptly send a Claim Notice with respect to such Direct Claims to the Indemnifying Party in accordance with Section 9.03.  Each such Claim Notice shall describe in reasonable detail the nature of such Direct Claim, shall reference the provision or provisions of this Agreement under which the Direct Claim is asserted and, if applicable, the applicable sections of this Agreement which are alleged to have been breached by the Indemnifying Party and, to the extent reasonably estimable, shall set forth the estimated Losses sought in such Direct Claim.

(iii)            Upon receipt of a Claim Notice for a Direct Claim, the Indemnifying Party shall have thirty (30) days from the date the Indemnifying Party receives the Claim Notice in accordance with Section 2.06(e)(ii) to respond in writing to such Direct Claim.  During such thirty (30) day period, the Indemnified Party shall allow the Indemnifying Party and its Representatives to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim, and the Indemnified Party shall assist the Indemnifying Party’s investigation by providing such information and assistance (including reasonable access to premises and personnel of the Indemnified Party and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its Representatives may reasonably request. If the Indemnifying Party does not respond to the Indemnified Party in writing within such thirty (30) day period that the Indemnifying Party disputes such Direct Claim, the amount of such Direct Claim shall be conclusively deemed a liability of the Indemnifying Party hereunder.  In case the Indemnifying Party shall timely object in writing to any Direct Claim made in accordance with Section 2.06(e)(ii), the Indemnified Party shall have fifteen (15) days to respond in a written statement to the objection of the Indemnifying Party. If after such fifteen (15) day period there remains a dispute as to any Direct Claim, the Parties shall attempt in good faith for thirty (30) days to agree upon the rights of the respective Parties with respect to such Direct Claim. If the Parties should so agree, a memorandum setting forth such agreement shall be prepared and signed by both Parties. If the Parties do not so agree, the conflict shall be subject to resolution in accordance with Section 9.08.

(iv)            Notice of Claims. The Indemnified Party’s failure to give reasonably prompt written notice to the Indemnifying Party of any actual, threatened or possible claim or demand that may give rise to a right of indemnification hereunder shall not relieve the Indemnifying Party of any Liability that the Indemnifying Party may have to the Indemnified Party unless the failure to give such written notice actually prejudiced the Indemnifying Party or such notice was given after the expiration of the applicable survival period under Section 2.06(a).

(f)           Additional Limitations on Liability.

(i)              The Seller’s aggregate Liability under Section 2.06(b) shall not exceed the Purchase Price. For the avoidance of doubt, the Seller’s aggregate Liability under Section 2.06(b)(i) (except for breaches of Fundamental Representations) shall not exceed the Escrow Amount.

(ii)           The limitations contained in this Section 2.06(f) shall in no way limit the amounts the Purchaser Indemnified Parties may recover directly under the R&W Policy from the underwriter(s) of the R&W Policy.

(iii)           After the aggregate amount of all Losses in respect of which an indemnification claim is properly made thereunder exceeds an amount equal to the Basket plus the Escrow Amount, the Purchaser shall have no further claim for indemnification against the Seller under Section 2.06(b)(i) other than in respect of a breach or inaccuracy of a Fundamental Representation by the Seller.

(iv)            After the aggregate amount of all Losses in respect of which an indemnification claim is properly made thereunder exceeds an amount equal to the Escrow Amount, prior to a Purchaser Indemnified Party making a claim for indemnification from the Seller under Section 2.06(b)(ii) – (b)(viii), the Purchaser shall, and shall cause the Purchaser Indemnified Parties to use Commercially Reasonable Efforts to seek recovery, at its or their own expense, under all applicable insurance policies, including the R&W Policy, to the extent coverage for such matters exists on the face of the applicable insurance policy, and indemnification or reimbursement rights covering any such claim; provided, however, that the Purchaser shall not be required to, and it shall not be required to cause any Transferred Entity to, initiate or pursue any legal action to make any such recovery; provided, further, that in no event shall the Purchaser’s obligations under this sentence act as a bar to bringing an indemnification claim against the Seller.  To the extent that the Purchaser or any Transferred Entity receives any amount under insurance coverage or other recovery with respect to a matter for which a Purchaser Indemnified Party has previously obtained payment in indemnification, the Purchaser shall, as soon as reasonably practicable after receipt of such insurance proceeds or other recovery, pay and reimburse the Seller, for any prior indemnification payment up to the amount of the insurance proceeds or other recovery, but less (A) the cost and expense of pursuing such recovery, (B) any deductible associated therewith and (C) the amount of any retro-premium obligations and reasonably anticipated premium increases resulting from such recovery (other than premiums under the R&W Policy).  For purposes of this Section 2.06(f), the term insurance proceeds shall in all respects include the proceeds received under or pursuant to the R&W Policy.

(v)             The indemnification rights provided in this Section 2.06 constitute the sole and exclusive remedy of the Parties following the Closing and shall be the sole and exclusive remedy for any action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may be based on, arise out of or relate to this Agreement, the negotiation, execution, performance or subject matter of this Agreement, the transactions contemplated by this Agreement or any Losses alleged to be suffered by any Party as a result of the actions or failure to act by any Party in connection with this Agreement or the transactions contemplated by this Agreement, other than (A) claims based on Fraud, (B) the remedy of specific performance or other equitable remedies provided by Section 9.10 with respect to any covenant or agreement that survives the Closing in accordance with Section 2.06(a) or (C) as provided by Section 1.10 or Section 7.10. The Seller has specifically relied upon the limited remedies provided in this Section 2.06 in agreeing to the terms and conditions of this Agreement and in agreeing to provide the specific representations and warranties set forth herein.

(vi)             Notwithstanding any other provision of this Agreement to the contrary, none of the Parties shall be liable to any Indemnified Party (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) for any punitive or exemplary damages that may be based on, arise out of or relate to this Agreement, the negotiation, execution, performance or subject matter of this Agreement, the transactions contemplated by this Agreement or the actions or failure to act by any Party in connection with this Agreement or the transactions contemplated by this Agreement.

(vii)           No Indemnified Party shall be entitled to indemnification with respect to any Losses to the extent such Losses are accrued or otherwise reflected in the calculation of the Post-Closing Adjustment in accordance with Section 1.10.

(viii)          Any Losses indemnifiable under Section 2.06(b) or Section 2.06(c) shall be determined without duplication of recovery by reason of the state of facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or agreement in this Agreement.

(g)          Fraud.  Notwithstanding any provision to the contrary herein, nothing in this Section 2.06 shall preclude any Party from making a claim for Fraud against a Party that committed such Fraud or relieve any Party from any Liability for Fraud committed by such Party.

(h)        Mitigation.  Each of the Parties agrees to use Commercially Reasonable Efforts to mitigate its respective Losses upon and after becoming aware of any fact, event, circumstance or condition that could reasonably be expected to give rise to any Losses indemnifiable under this Section 2.06, including pursuing recovery for Losses under the R&W Policy.

(i)           Subrogation.  The Indemnifying Party shall be subrogated to all rights of the Indemnified Party in respect of any Losses or Taxes indemnified by such party provided that such subrogation could not reasonably be expected to have an adverse effect on the operations, affairs, customer or supplier relationships or prospects of the MCC Business; provided, however, that an Indemnifying Party’s right to subrogation with respect to insurance carriers shall not be subject to the proviso in the immediately preceding sentence; provided, further, that an Indemnified Party’s right to subrogation shall at all times be limited by the terms of the R&W Policy to the extent the R&W Policy specifically limits or restricts such right.

(j)          Right of Offset.  Notwithstanding any provision to the contrary herein, from and after the Closing, the Seller and the Purchaser may at any time withhold and set off against amounts otherwise payable by the Seller or the Purchaser, respectively, under the Transition Services Agreement or the Commercial Agreements any amounts finally determined in accordance herewith (either by the written agreement of the Purchaser and the Seller or by a final and nonappealable judgment by a court of competent jurisdiction in accordance with Section 9.08) to be payable by the Purchaser to the Seller Indemnified Parties or by the Seller to the Purchaser Indemnified Parties, respectively, pursuant to any section of this Section 2.06.

(k)           Materiality; Net Losses; No Contributions.

(i)            For purposes of calculating the amount of Losses incurred by a Party seeking indemnification hereunder arising out of or resulting from any breach of a representation or warranty contained herein, the representations and warranties herein shall be deemed to have been made without any qualifications as to “materiality” or “Material Adverse Effect”.  For purposes of determining whether a breach of a representation or warranty contained herein has occurred, following the Purchaser Indemnified Parties suffering Losses which equal or exceed the Basket and the Escrow Funds, but not prior thereto, the representations and warranties contained herein (other than the Fundamental Representations) shall be deemed to have been made without any qualifications as to “materiality” or “Material Adverse Effect”.

(ii)            The Seller waives, and acknowledges and agrees that the Seller shall not in its capacity as an equityholder exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against any Transferred Entity in connection with any indemnification or other rights any Party may have under or in connection with this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.01          Representations and Warranties of the Seller.  Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Purchaser by the Seller at the time of entering into this Agreement (the “Seller Disclosure Letter”) (it being understood that any disclosure set forth in one section or subsection of the Seller Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure), the Seller hereby represents and warrants to the Purchaser as set forth below.  For purposes of this Article III, any reference to the MCC Business shall include the Transferred Assets and Assumed Liabilities.

(a)            Organization, Good Standing and Qualification.  Each of the Seller Parties and Transferred Entities is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, formation or organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.  The Seller has made available to the Purchaser complete and correct copies of its Organizational Documents of the Seller and each Transferred Entities as amended and as in effect on the date of this Agreement.  The Seller is not in violation of its Organizational Documents in any material respect.

(b)            Capital Structure.  Section 3.01(b) of the Seller Disclosure Letter sets forth each of the Transferred Entities, the jurisdiction of its incorporation or formation and the Persons owning the Transferred Equity Interests.  All of the Transferred Equity Interests have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive rights.  The Transferred Equity Interests represent all of the issued and outstanding equity interests of the Transferred Entities.  The owners, beneficially and of record, of all of the Transferred Equity Interests are as shown on Section 3.01(b) of the Seller Disclosure Letter, and such owners hold such Transferred Equity Interests free and clear of all Liens, except any Lien arising out of, or in connection with this Agreement or any Ancillary Agreement or pursuant to Federal or State securities Laws.  There are no options, warrants or rights of conversion or other similar rights, agreements, arrangements or commitments obligating any Transferred Entity to issue or sell any shares of its capital stock, other equity interests or securities convertible into or exchangeable for its shares or other equity interests, other than as provided in this Agreement.  There are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Transferred Equity Interests, other than as provided for in this Agreement.

(c)          Corporate Authority; Approval.  The Seller has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement.  This Agreement has been duly executed and delivered by the Seller and constitutes a valid and binding agreement of the Seller, enforceable against the Seller in accordance with its terms, subject to the Bankruptcy and Equity Exception.  No approval by the stockholders of the Seller is required in order for the Seller to execute, deliver and perform its obligations under this Agreement or to consummate the transactions contemplated hereby on the terms and subject to the conditions of this Agreement.

(d)           Governmental Filings; No Violations.

(i)            Other than the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (A) required under the HSR Act, (B) required under any Health Regulatory Laws and set forth on Section 3.01(d)(i)(B) of the Seller Disclosure Letter or (C) required under the Exchange Act and the Securities Act, no filings, notices and/or reports are required to be made by the Seller Parties or the Transferred Entities with, nor are any consents, registrations, approvals, permits, expirations of waiting periods or authorizations required to be obtained by the Seller Parties or the Transferred Entities from, any Governmental Entity pursuant to any Law in connection with the execution, delivery and performance of this Agreement by the Seller and the transactions contemplated hereby (including the execution and delivery of the Ancillary Agreements), except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect or prevent, materially delay or materially impair the ability of the Seller to consummate the transactions contemplated by this Agreement.

(ii)            The execution, delivery and performance of this Agreement by the Seller does not, and the consummation of the transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, Seller’s or its Subsidiaries’ Organizational Documents or the comparable governing instruments of any Transferred Entity, (B) with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any rights or obligations under, the trigger of any consent or notice requirement under, or the creation of a Lien on any of the Transferred Assets, or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby) the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods and authorizations referred to in Section 3.02(c) are made or obtained under any Law, Order or License to which the Seller Parties or any of the Transferred Entities are subject or (C) any change in the rights or obligations under any Material Contract or Material Health Care Provider Contract, except, in the case of clauses (B) and (C) above, for any such breach, violation, default, termination, modification, payment, acceleration, creation or change that would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.

(e)         Books & Records.  All books, records and accounts of the MCC Business including the Transferred Entities are accurate and complete and are maintained in accordance with good business practice and all applicable Laws in all material respects.  The Transferred Entities maintain systems of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP or SAP, as applicable, consistently applied and to maintain accountability for assets; and (iii) access to assets is permitted only in accordance with management’s general or specific authorization.

(f)           Financial Statements; Reserves; Undisclosed Liabilities.

(i)            Attached as Section 3.01(f)(i) of the Seller Disclosure Letter is: (A) a true and complete copies of the Seller’s audited balance sheet and the unaudited balance sheet of each Non-RBC Entity and SWH MA, each dated as of December 31, 2019, including the notes thereto, and the related audited statements of income for the fiscal year then ended (collectively, the “Year-End Financial Statements”); and (B) a true and complete copy of the unaudited interim balance sheet of each Non-RBC Entity and SWH MA (the “Interim Balance Sheet”) for the three (3)-month period ended March 31, 2020 (the “Interim Balance Sheet Date”) and the related unaudited statements of income for the two (2)-month period ended on the Interim Balance Sheet Date (the “Interim Financial Statements,” and, together with the Year-End Financial Statements, the “Financial Statements”).  The Financial Statements have been prepared from and are consistent with the books, records and accounts of the Seller.  The Financial Statements: (x) have been prepared in accordance with GAAP; and (y) fairly and accurately present in all material respects the financial position of Seller, the applicable Non-RBC Entity or SWH MA as of the dates thereof and the statements of income for the periods then ended, subject, in the case of the Interim Financial Statements, to normal recurring year-end adjustments, the effect of which will not be material, individually or in the aggregate, and to the absence of notes, none of which if presented would be materially different from those presented in Year-End Financial Statements.

(ii)            Statutory Financial Statements.  Attached as Section 3.01(f)(ii) of the Seller Disclosure Letter is: (A) a true and complete copy of the audited statutory financial statements for each RBC Entity for the year ended December 31, 2019 (the “Year-End Statutory Statements”); and (B) a true and complete copy of the unaudited interim statutory financial statements for each RBC Entity (the “Interim Statutory Statements” and, together with the Year-End Statutory Statements, the “Statutory Statements”) for the three (3)-month period ended March 31, 2020.  The Statutory Statements and the respective statements of assets, liabilities, capital and surplus, revenues and expenses and cash flows included or incorporated therein (x) were prepared from the books and records of the applicable RBC Entity, (y) present fairly in all material respects the statutory financial condition and results of operations of the applicable RBC Entity as of the date and for the periods then ended (subject, in the case of the Interim Statutory Statements, to normal recurring year-end adjustments, the effect of which will not be material, individually or in the aggregate, and to the absence of notes, none of which if presented would be materially different from those presented in Year-End Statutory Statements), and (C) were prepared in all material respects in accordance with SAP applied on a consistent basis (except as may be indicated in the notes thereto).

(iii)            Reserves.  The loss reserves and other actuarial amounts of the Transferred Entities licensed as insurance companies or health maintenance organizations as of December 31, 2019 recorded in the Year-End Statutory Statements: (A) were determined in all material respects in accordance with actuarial standards of practice (ASOPs) in effect on that date (except as may be indicated in the notes thereto), (B) were computed on the basis of methodologies consistent in all material respects with those used in computing the corresponding reserves in the prior fiscal year (except as may be indicated in the notes thereto) and (C) include provisions for all actuarial reserves that were required at that time to be established in accordance with Laws based on facts known to the Seller as of such date.

(iv)            The MCC Business does not have any Liability, except for (A) Liabilities provided for in the Financial Statements, the Statutory Statements or specifically disclosed in the notes thereto, (B) Liabilities that have arisen in the Ordinary Course of Business since the Interim Balance Sheet Date, (C) executory obligations under any Contract, (D) Liabilities incurred in connection with this Agreement and the transactions contemplated hereby and (E) Liabilities listed in Section 2.03 or Section 3.01(f)(iv) of the Seller Disclosure Letter.

(g)         Absence of Certain Changes or Events.  Since December 31, 2019, there has not been any change, effect, circumstance or development which has had or would, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect. Since December 31, 2019 and through the date of this Agreement, the MCC Business has been conducted in the Ordinary Course of Business consistent with past practice.

(h)           Taxes.

(i)            All income and other material Tax Returns  required to be filed by the Transferred Entities have been duly and timely filed with the appropriate Taxing Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, complete and correct in all material respects.

(ii)            All material amounts of Taxes payable by the Transferred Entities, have been fully and timely paid (whether or not shown on any Tax Return) taking into account extensions of time to pay.

(iii)            The Transferred Entities have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and have duly and timely withheld and paid over to the appropriate Taxing Authority all material amounts required to be so withheld and paid under all applicable Laws.

(iv)            The Seller has made available complete copies of (A) all filed federal, state, local and foreign income and all other material Tax Returns of the Transferred Entities relating to the taxable periods ending on or after December 31, 2016 and (B) any audit report issued within the last three (3) years relating to any income or other material Taxes of the Transferred Entities.

(v)            No written claim has been made to any Transferred Entity (or to the Seller relating to any Transferred Entity) by a Taxing Authority in a jurisdiction where any Transferred Entity does not file Tax Returns such that it is or may be subject to material taxation by that jurisdiction.

(vi)            There are no (A) audits, examinations, investigations or other Proceedings currently in progress or threatened in writing by any Taxing Authority in respect of any material Tax Return of the Transferred Entities or (B) claims or assessments asserted in writing by any Taxing Authority concerning material Taxes of the Transferred Entities.

(vii)            No Transferred Entity (A) has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law or (B) is subject to any private letter ruling of the IRS or comparable rulings of any Taxing Authority.

(viii)            Since January 1, 2016 no Transferred Entity has (A) agreed to or is required to make any material adjustments pursuant to Section 481(a) of the Code or any similar provision of Law or has any Knowledge that any Taxing Authority has proposed any such adjustment, or has any application pending with any Taxing Authority requesting permission for any material changes in accounting methods, in each case, that relate to the Transferred Entities, (B) granted any extension for the assessment or collection of material Taxes, which Taxes have not since been paid (other than pursuant to an extension of time to file a Tax Return obtained in the Ordinary Course of Business), or (C) granted to any Person any power of attorney with respect to any Tax matter that will remain outstanding on the Closing Date; except, in each case, to the extent that any such action or circumstance would not be reasonably expected to affect the Tax Liability of the Purchaser or any Transferred Entity in any Post-Closing Tax Period.

(ix)            Section 3.01(h)(ix) of the Seller Disclosure Letter sets forth the entity classification of each of the Transferred Entities for U.S. federal income Tax purposes.

(x)            No Transferred Entity (A) is a party to any material Tax sharing, allocation, indemnity or similar agreement pursuant to which it will have any obligation to make any material payments after the Closing (other than credit or other commercial agreements the primary purpose of which does not relate to Taxes), (B) has, within the last three (3) years, been a member of any consolidated, combined, affiliated or unitary group of corporations for any Tax purposes other than a group having the Seller as its parent, (C) has or has had a permanent establishment in any country other than the country of its organization, nor is or has been subject to Tax in a jurisdiction outside the country of its organization, or (D) is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code (or any analogous or similar provision of Law).

(xi)            Neither Purchaser nor any Transferred Entity will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period as a result of any: (A) installment sale or open transaction disposition made prior to the Closing; (B) prepaid amount received prior to the Closing other than in the Ordinary Course of Business; or (C) deferred revenue accruing prior to the Closing other than in the Ordinary Course of Business.

(xii)            There are no Tax Liens (other than Permitted Liens) upon the Transferred Assets or the assets of the Transferred Entities.

(xiii)           No Transferred Entity has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) in any taxable period that remains open to or for assessment.

(xiv)           Within the past two (2) years, no Transferred Entity has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(xv)            With respect to taxable periods beginning on or after January 1, 2014, no Transferred Entity has any liability for the Taxes of any Person (other than the Seller or any of its current or former Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or by contract (other than credit or other commercial agreements the primary purpose of which does not relate to Taxes).

(i)           Employee Benefits.

(i)               Section 3.01(i)(i) of the Seller Disclosure Letter sets forth a complete and true list of each material Employee Plan as of the date of this Agreement.  True and complete copies of each of the Assumed Employee Plans, and all amendments thereto, have been provided or made available to the Purchaser on or prior to the date of this Agreement.

(ii)            All Assumed Employee Plans are in compliance with applicable Laws (including, if applicable, ERISA and the Code) in all material respects.  Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, or with respect to a prototype plan, can rely on an opinion letter from the IRS issued to the prototype plan sponsor.

(iii)            There is no litigation pending or, to the Knowledge of the Seller, threatened in writing relating to the Assumed Employee Plans, except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.  To the Knowledge of Seller, nothing has occurred and no circumstances exist with respect to any Employee Plan that has subjected or could reasonably be expected to subject any Transferred Entity to a material penalty under Section 502 of ERISA or to a Tax or penalty under Chapter 43 of the Code.

(iv)             Except as provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby would reasonably be expected to, either alone or in combination with any other event, (A) result in any material payment becoming due to any MCC Business Employee under an Assumed Employee Plan, (B) materially increase any benefits under any Assumed Employee Plan or (C) result in the acceleration of the time of payment, vesting or funding of any benefits under an Assumed Employee Plan.

(v)             All Assumed Employee Plans which constitute a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code have been operated in material compliance with Code Section 409A (and applicable Treasury Regulations and Internal Revenue Service guidance promulgated thereunder).  Neither the Assumed Employee Plans nor the Transferred Entities have any material indemnity or gross-up or similar obligation to any MCC Business Employees for any Taxes imposed under Sections 4999 or 409A of the Code.  None of the MCC Business Employees will be subject to any material Taxes under Section 409A of the Code arising as a result of any payments under any Employee Plans prior to Closing.

(vi)            Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement, either alone or in connection with another event, could give rise to payments or benefits that: (A) could result in a Tax on any MCC Business Employee under Section 4999 of the Code or (B) could be nondeductible to the Transferred Entities or Purchaser under Section 280G of the Code.

(j)           Labor Matters.

(i)            (A) No Non-MCC Entity (solely with respect to the MCC Business) or Transferred Entity is a party to or otherwise bound by work rules or collective bargaining agreements covering MCC Business Employees, (B) no Non-MCC Entity (solely with respect to the MCC Business) or Transferred Entity is the subject of any proceeding asserting that any such Non-MCC Entity (solely with respect to the MCC Business) or Transferred Entity has committed an unfair labor practice or is seeking to compel such Non-MCC Entity (solely with respect to the MCC Business) or Transferred Entity to bargain with any labor union or labor organization representing MCC Business Employees, (C) nor is there pending or, to the Knowledge of the Seller, threatened in writing, any labor strike, walkout, work stoppage, slow-down or lockout affecting MCC Business Employees.  As of the date of this Agreement, none of the MCC Business Employees are represented by a labor union, and, to the Knowledge of the Seller, there are no organizational efforts with respect to the formation of a collective bargaining unit being made or threatened in writing involving MCC Business Employees.

(ii)            Each Non-MCC Entity (solely with respect to the MCC Business) and Transferred Entity is in material compliance with all applicable Laws governing employment or labor with respect to MCC Business Employees and independent contractors and consultants providing services on behalf of the MCC Business, including all contractual commitments and all such Laws relating to wages, hours, worker classification (including exempt/non-exempt and independent contractor/employee), contractors, the provision and administration of meal and rest periods/breaks, immigration, collective bargaining, discrimination, harassment, retaliation, civil rights, background checks and screenings, privacy and biometric screening laws, paid sick days/leave entitlements and benefits, family and medical leave and other leaves of absence, safety and health and workers’ compensation.

(iii)            No employee, independent contractor, consultant or agent of each Non-MCC Entity (solely with respect to the MCC Business) or Transferred Entity is bound by any contract that purports to materially limit the ability of such officer, director, agent, employee, independent contractor or consultant to engage in or continue to perform any conduct, activity, duties or practice relating to the MCC Business.  To the Knowledge of the Seller, no current employee or consultant is a party to, or is otherwise bound by any contract that could reasonably be expected to materially and adversely affect the ability of Transferred Entity to continue to conduct MCC Business following the Closing.

(iv)            No “mass layoff,” “plant closing,” “relocation,” “termination,” or similar event as defined by the Worker Adjustment Retraining and Notification Act (29 U.S.C. § 2101 et. seq.) (the “WARN Act”), or its state or local equivalents, with respect to MCC Business Employees has occurred.

(v)            Section 3.01(j)(v) of the Seller Disclosure Letter sets forth a list of all MCC Business Employees, as of April 23, 2020, indicating for each MCC Business Employee: (A) job title; (B) FLSA classification (exempt/non-exempt); (C) state of residence; (D) employment location; (E) hire date; (F) current compensation; (G) confirmation of eligibility to work in the United States; (H) current status (active or on leave of absence), and if on leave of absence, leave status (including type of leave, expected return date for non-disability related leaves and expiration dates for disability leaves); (I) amounts that could become due and payable to any MCC Business Employees as a result of the consummation of the transactions contemplated by this Agreement at or prior to the Closing such as severance or change of control payments; and (J) amounts the could become due and payable to any MCC Business Employees as a result of the consummation of the transactions contemplated by this Agreement following the Closing.

(vi)            Section 3.01(j)(vi) of the Seller Disclosure Letter sets forth a list of all independent contractors and consultants providing services on behalf of the MCC Business, as of April 23, 2020, showing for each such individual: (A) their name; (B) work being performed; (C) employer, if not self-employed; (D) compensation rate; and (E) duration of their respective retention.  For the avoidance of doubt, such schedule shall not include vendors.

(vii)            Since the Applicable Date, there has not been any audit or investigation of each Non-MCC Entity (solely with respect to MCC Business) or Transferred Entity performed by the U.S. Department of Labor and/or its state or local equivalents relating to the employment of employees, including wage and hour and worker classification, or to the services performed by non-employees or performed by the Occupational Safety and Health Administration and/or its state or local equivalents relating to the safety and health of the workforce and/or terms and conditions of MCC Business Employees employment.

(k)            Litigation.  There are no pending or, to the Knowledge of the Seller, threatened in writing material Proceedings (i) against any of the Transferred Entities or (ii) against a Non-MCC Entity relating to the MCC Business.  No Non-MCC Entity (solely with respect to the MCC Business) or Transferred Entity is a party to or subject to the provisions of any material judgment, order, writ, injunction, decree, award, stipulation or settlement of or with any Governmental Entity.

(l)            Compliance with Laws, Licenses.

(i)            The MCC Business as conducted since the Applicable Date has been, and is being, conducted in compliance in all material respects with all applicable Laws or any Order.  No audit or, to the Knowledge of the Seller, investigation or review by any Governmental Entity with respect to the MCC Business is pending or, as of the date of this Agreement, threatened in writing, nor has any Governmental Entity indicated an intention to conduct the same, except for such audits, investigations or reviews the outcome of which would not, individually or in the aggregate, be material to the MCC Business.  Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect, each of the Transferred Entities possess each License necessary to conduct the MCC Business.  Notwithstanding the foregoing, this Section 3.01(l) shall not apply with respect to Taxes, which shall be covered exclusively by Section 3.01(h), Employee Plans, which shall be covered exclusively by Section 3.01(i), Labor Matters, which shall be covered exclusively by Section 3.01(j), Environmental Laws, which shall be covered exclusively by Section 3.01(m), or Health Regulatory Laws, which shall be covered exclusively by Section 3.01(s).

(ii)            Each License is, and since the Applicable Date has been, valid and in full force and effect and has not been suspended, revoked, cancelled or adversely modified, and is not and has not been the subject of a written notice or Proceeding threatening (or to the Knowledge of the Seller, has not received a threat) to suspend, revoke, cancel or adversely modify any such License, except where any of the foregoing would be material to the MCC Business.  To the Knowledge of the Seller, except in connection with businesses in particular geographies that are not as of the date hereof being conducted by the Seller, there has not been any event, condition or circumstance that would preclude any License from being renewed in the Ordinary Course of Business (to the extent that such License is renewable by its terms), except where the failure thereof to be renewed has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iii)         The licensee of each License is, and since the Applicable Date has been, in compliance in all material respects with such License and has fulfilled and performed all of its obligations in all material respects with respect thereto, no event has occurred which, with or without notice or the lapse of time or both, would constitute a material default, violation or non-compliance of any License, and the Seller has not received any written notice of a material violation of any License.

(iv)            The Non-MCC Entities (solely with respect to the MCC Business), the Transferred Entities and, to the Knowledge of the Seller, their respective officers, directors, employees, consultants and agents or any other person acting on behalf of the MCC Business are in compliance in all material respects with and since the Applicable Date have complied in all material respects with:  (I) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.) (“FCPA”) applicable to the MCC Business and such officers, directors, employees, consultants and agents or any other person acting on behalf of the MCC Business and (II) the provisions of all anti-bribery and anti-corruption Laws of each jurisdiction in which the Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities operate or have operated and in which any agent thereof is conducting or has conducted business involving the MCC Business.

(v)            Since the Applicable Date, to the Knowledge of the Seller, the Non-MCC Entities (solely with respect to the MCC Business), the Transferred Entities and, to the Knowledge of the Seller, their respective officers, directors, employees, consultants and agents or any other person acting on behalf of the MCC Business have not directly or indirectly given, made, authorized, offered, solicited or agreed to give any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other thing of value, regardless of form, to any multi-national, supra-national, federal, state, country, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such official or of the Governmental Entity to obtain or retain business, to direct business to any person, or to improperly obtain or retain any favorable treatment or secure any other improper benefit, special concession or advantage.  For purposes of this provision, “Government Official” means any official, officer, employee, or representative of any Governmental Entity, and includes any official or employee of any government-owned entity, and any officer or employee of a public international organization, as well as any person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

(vi)            The Non-MCC Entities (solely with respect to the MCC Business), the Transferred Entities and, to the Knowledge of the Seller, their respective officers, directors, employees, consultants and agents or any other Person acting on behalf of the MCC Business, have not established or maintained, or are not maintaining, any unlawful fund of corporate monies or other properties or used or are using any corporate funds for any illegal contributions, gifts, entertainment, travel or other unlawful expenses.

(vii)          None of the Non-MCC Entities (solely with respect to the MCC Business), the Transferred Entities and, to the Knowledge of the Seller, their respective officers, directors, employees, consultants and agents or any other person acting on behalf of the MCC Business, are, and since the Applicable Date, have been, subject to any actual, pending, or, to the Knowledge of the Seller, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, indictments, informations, suspensions, Proceedings, demand letters, settlements, enforcement actions, debarments or audits or made any voluntary disclosures to any Governmental Entity, involving the Non-MCC Entities (solely with respect to the MCC Business) or the Transferred Entities relating to the FCPA or any Laws that prohibit bribery, corruption, fraud and/or other improper payments.

(m)         Environmental Matters.  Except for such matters that would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect, (i) the Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities are and have been since the Applicable Date in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all Licenses required by applicable Environmental Laws, (ii) no Non-MCC Entity (solely with respect to the MCC Business) or Transferred Entity is subject to any Proceedings pending, or to the Knowledge of the Seller threatened in writing, alleging (or has received any other written notice, report or information regarding any) non-compliance with or Liability under any Environmental Law, (iii) no Non-MCC Entity (solely with respect to the MCC Business) or Transferred Entity is subject to any outstanding obligations under any Orders concerning Liability or obligations relating to any Environmental Law and (iv) since December 31, 2015, to the Knowledge of the Seller, there has been no release or disposal of, contamination by, or exposure of any Person to any Hazardous Substance so as to give rise to any liability or obligation relating to any Environmental Law for the Non-MCC Entities (solely with respect to the MCC Business) or Transferred Entity.  The representations and warranties made in Sections 3.01(d), 3.01(g), 3.01(h), 3.01(k), 3.01(l) and this Section 3.01(m) are the only representations and warranties of the Seller with respect to environmental matters.

(n)          Material Contracts.  Except for Contracts with Providers, which are addressed exclusively in Section 3.01(s)(x), Section 3.01(n) of the Seller Disclosure Letter sets forth a list as of the date of this Agreement of each Contract:

(i)            pursuant to which any Non-MCC Entity (solely with respect to the MCC Business) or Transferred Entity generated aggregate revenue through billing of third parties, revenue guarantees, subsidy payments or other payments in excess of One Hundred Million Dollars ($100,000,000) during the twelve (12)-month period ended December 31, 2019 (each, a “Material Customer”);

(ii)           with a vendor or supplier (excluding any Contracts with Providers) of any Non-MCC Entity (solely with respect to the MCC Business) or Transferred Entity that provided for aggregate payments from any Non-MCC Entity (solely with respect to the MCC Business) or Transferred Entity of more than One Million Dollars ($1,000,000) during the twelve (12)-month period ending December 31, 2019 (each, a “Material Vendor”);

(iii)           that is a Government Program Contract;

(iv)            that governs the formation, creation, operation, management or control of any partnership or joint venture primarily related to the ownership or operation of the MCC Business;

(v)             for a Transferred Lease;

(vi)             that grants “most favored nation” protections to the counterparty to such Contract that is material to the MCC Business;

(vii)          that is a settlement, conciliation or similar Contract pursuant to which the Transferred Entities are expected to have any material or monetary impact on the operation of the MCC Business after the date of this Agreement;

(viii)           that obligates any Transferred Entity to provide indemnification to any current or former director, officer or employee;

(ix)             that contains any future capital expenditure obligations of any Transferred Entity in excess of Two Million Dollars ($2,000,000);

(x)           that is primarily related to the ownership or operation of the MCC Business and is required be filed by the Seller as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(xi)            that is primarily related to the ownership or operation of the MCC Business and contains a put, call or similar right pursuant to which any Non-MCC Entity (solely with respect to the MCC Business) or Transferred Entity would be required to purchase or sell, as applicable, any equity interests of any Person;

(xii)            that is a Seller Guarantee; or

(xiii)          that is an Affiliate Contract other than a Seller Plan or that was entered into other than on arms’-length terms (such Contracts required to be listed pursuant to clauses (i) - (xiii) of this Section 3.01(n), the “Material Contracts”).

A true, correct and complete copy of each Material Contract, as amended through the date of this Agreement, including all attachments, schedules and exhibits thereto, has been made available to the Purchaser prior to the date of this Agreement.  Each of the Material Contracts, and each Contract entered into after the date hereof that would have been a Material Contract if entered into prior to the date hereof (each, an “Additional Contract”) is (or if entered into after the date hereof, will be) valid and binding on the applicable Non-MCC Entity (solely with respect to the MCC Business) or Transferred Entity, as the case may be and, to the Knowledge of the Seller, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.  No Non-MCC Entity (solely with respect to the MCC Business) or Transferred Entity or, to the Knowledge of the Seller, any other party, is in breach of or in default under any Material Contract or Additional Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by the Seller or any of its Subsidiaries, in each case, except for such breaches and defaults as would not, individually or in the aggregate, be material to the MCC Business.

(o)          Real Property.  Except as would not reasonably be likely to have a Material Adverse Effect, (i) each Transferred Lease is valid and in full force and effect and (ii) no Non-MCC Entity (solely with respect to the MCC Business) or Transferred Entity or, to the Knowledge of the Seller, any other party to a Transferred Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a material breach or default under the provisions of such Transferred Lease, and no Non-MCC Entity (solely with respect to the MCC Business) or Transferred Entity has received notice that it has breached, violated or defaulted under any Transferred Lease.

(p)          Sufficiency of Assets and Services; Title to Assets.

(i)            (A) Taking into account the provisions and rights provided under this Agreement and the services and assets to be provided by non-MCC Business Employees of the Seller and its Subsidiaries under the Ancillary Agreements, including any services (I) provided by the Seller or its Affiliates under the Transition Services Agreement and (II) that a Transferred Entity currently utilizes in connection with the MCC Business that the Purchaser has declined to have covered by an Ancillary Agreement, immediately following the Closing, the Purchaser will own and have the right to use all of the material assets, services, properties, rights and interests (including real property and tangible and intangible property) that are necessary to conduct the MCC Business immediately following the Closing in all material respects in the manner the MCC Business is conducted as of the date hereof and (B) the Purchaser will be given the right to make offers of employment to, personnel who, together with the non-MCC Business Employees who will be providing services under the Transition Services Agreement and the Commercial Agreements, will be sufficient to conduct the MCC Business immediately following the Closing in all material respects in the manner the MCC Business is conducted as of the date hereof.

(ii)            The Non-MCC Entities (solely with respect to the MCC Business) have good and valid title to, or a valid leasehold interest in, or license for or right to use the Transferred Assets in all material respects and each Transferred Entity has good and valid title to, or a valid leasehold interest in, or license for or right to use its assets, properties and rights in all material respects except, in each case, for any Permitted Liens thereon.

(q)          Intellectual Property.

(i)              Section 3.01(q)(i) of the Seller Disclosure Letter sets forth a list of all registered Intellectual Property included in the MCC IP (the “MCC Registered IP”) and all other material Intellectual Property owned by the Non-MCC Entities that is necessary to the conduct of the MCC Business.  As of the date of this Agreement, all required filings and fees related to the MCC Registered IP have been timely filed and paid.  All MCC Registered IP is subsisting in all material respects, and, in the jurisdiction(s) where such MCC Registered IP is issued or registered, is valid and enforceable.

(ii)            The Non-MCC Entities and the Transferred Entities (i) have not granted any license with respect to any MCC IP, and (ii) have not received any license with respect to material Intellectual Property that is necessary to the conduct of the MCC Business, other than non-exclusive licenses for commercial, off-the-shelf Intellectual Property.

(iii)          The Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities own, or have sufficient rights to use, all MCC IP, free and clear of all Liens, except for Permitted Liens.

(iv)          (A) The Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities have not materially infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party and have not received any notice alleging any such infringement, misappropriation or violation, and there are no pending proceedings, administrative claims, litigation, suits, actions or investigations alleging the same, and (B) to the Knowledge of the Seller, no third party is infringing, misappropriating or otherwise violating any MCC IP.

(v)             The Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities have with respect to the MCC Business taken commercially reasonable steps to maintain the MCC Registered IP and to protect and preserve the confidentiality of all trade secrets included in the MCC IP.  To the Knowledge of the Seller, no trade secrets included in the MCC IP have been used or disclosed without authorization.

(vi)            To the Knowledge of the Seller, the Information Technology Systems included in the IT Assets are reasonably sufficient for the present and immediate future needs of the MCC Business and have not suffered a material malfunction or failure.  To the Knowledge of the Seller, the Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities have taken commercially reasonable efforts to protect the secrecy, confidentiality and value of the confidential and proprietary information included in the MCC IP.

(vii)            To the Knowledge of the Seller: (A) the Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities have implemented commercially reasonable backup, security and disaster recovery technology and procedures, (B) the Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities are in all material respects in compliance with applicable Laws and Orders regarding the privacy and security of customer, employee and other Personal Data and are compliant in all material respects with their respective privacy policies, (C) there have not been any incidents of, or third party claims related to, any unauthorized access to, or unauthorized disclosure or use of, any Personal Data in any of the Non-MCC Entities’ (solely with respect to the MCC Business) or any of the Transferred Entities’ possession and (D) no Non-MCC Entity (solely with respect to the MCC Business) or Transferred Entity has received any written notice of any material claims, investigations (including investigations by any Governmental Entity), or alleged violations of any Laws and Orders with respect to Personal Data possessed by the Seller or any of its Subsidiaries.

(r)          Brokers and Finders.  The Seller has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions contemplated in this Agreement, except that the Seller has engaged Moelis as the Seller’s financial advisor.

(s)          Health Care Regulatory Compliance.

(i)          The Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities are in compliance in all material respects with all applicable Health Regulatory Laws.  Since the Applicable Date through the date of this Agreement, none of the Non-MCC Entities (solely with respect to the MCC Business) nor any of the Transferred Entities has received any written notice from any Governmental Entity regarding any material violation of any applicable Health Regulatory Laws.  Since the Applicable Date and through the date of this Agreement, none of the Non-MCC Entities (solely with respect to the MCC Business), the Transferred Entities or, to the Knowledge of the Seller, any of their respective directors, officers, employees, independent contractors, or agents, acting on their behalf with respect to the MCC Business:

(A)             are or have been convicted of any violation of a Health Regulatory Law, including any Law applicable to a health care program defined in 42 U.S.C. §1320a-7b(f) (“Federal Health Care Program”);

(B)           are excluded, suspended or debarred from participation in any Federal Health Care Program or, to the Knowledge of the Seller, are subject to any Action or investigation that is reasonably likely to result in such exclusion, suspension, or debarment; or

(C)              have been assessed a civil monetary penalty under Section 1128A of the Social Security Act.

(ii)         Since the Applicable Date and through the date of this Agreement, none of the Non-MCC Entities (solely with respect to the MCC Business), the Transferred Entities or, to the Knowledge of the Seller, any of their respective directors, officers, employees, independent contractors, or agents, acting on their behalf with respect to the MCC Business have knowingly made an untrue or fraudulent statement to any Governmental Entity or knowingly failed to disclose a fact required to be disclosed to a Governmental Entity.

(iii)         Since the Applicable Date through the date of this Agreement, none of the Non-MCC Entities (solely with respect to the MCC Business) nor any of the Transferred Entities have received written notice from any Governmental Entity indicating that the Non-MCC Entities (solely with respect to the MCC Business) or any of the Transferred Entities are subject to any sanctions or enforcement actions by any Governmental Entity responsible for Health Regulatory Laws, including any outstanding fines, injunctions, civil, administrative or criminal penalties, settlement, investigations or suspensions.  None of the Non-MCC Entities (solely with respect to the MCC Business) nor any of the Transferred Entities is, nor from the Applicable Date to the date of this Agreement has been:

(A)            a party to a corporate integrity agreement or similar agreement with any Governmental Entity relating to alleged non-compliance with any applicable Health Regulatory Laws;

(B)          subject to any reporting obligations pursuant to any settlement agreement, consent decree, monitoring agreement, deferred prosecution agreement or other similar agreement entered into with any Governmental Entity relating to alleged non-compliance with any applicable Health Regulatory Laws;

(C)            except for the satisfaction of routine requests made by Governmental Entities with respect to the MCC Business which do not impact the business or operations of the MCC Business, a party to any agreement, settlement, consent decree, monitoring agreement or other similar agreement with any Governmental Entity addressing measures to satisfy compliance with any applicable Health Regulatory Laws; or

(D)            except for the satisfaction of routine requests made by Governmental Entities with respect to the MCC Business which do not impact the business or operations of the MCC Business, subject to any pending or, to the Knowledge of the Seller, threatened, appeals, adjustments, challenges, audits, inquiries, investigations, litigation, or written notices of intent to audit with respect to material reports or billings, or material claims for refunds, overpayments, discounts or adjustments.

(iv)         As of the date of this Agreement, each Non-MCC Entity (solely with respect to the MCC Business) and each Transferred Entity holds all material Licenses necessary to conduct the MCC Business (the “Health Care Licenses”).  All Health Care Licenses are in full force and effect in all material respects and none of the Non-MCC Entities or Transferred Entities is in material violation of the Health Care Licenses.  To the Knowledge of the Seller, there is no Action, investigation, or other proceeding that is reasonably likely to result in the termination, cancellation, revocation, suspension, or adverse modification of any Health Care License.  To the Knowledge of the Seller, each MCC Business Employee and each independent contractor and consultant providing services on behalf of the MCC Business (in each case solely with respect to the MCC Business) who is required to hold a license, permit, certification, or accreditation to perform his or her job function holds such license, permit, certification, or accreditation.

(v)         Since the Applicable Date, the Seller and each of the Regulated Subsidiaries has filed all of the Statutory Statements and all other material filings with respect to the MCC Business (including filings with respect to premium rates, rating plans, policy terms, medical loss ratio, capitation rates, encounter data, marketing plans and network adequacy), together with any amendments required to be made with respect thereto, that it was required to file with any Governmental Entity, including CMS, state insurance departments, state departments of health, other applicable state Medicaid authorities, and any other agencies with jurisdiction over the Federal Health Care Programs and including filings that it was required to file under the Patient Protection and Affordable Care Act (Pub. L. 111-148), as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152), except where the failure to make such Statutory Statements and other filings with respect to the MCC Business has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  For purposes of this subparagraph (v), “Regulated Subsidiary” shall mean each RBC Entity, The Management Group, LLC and any other Non-MCC Entity (solely with respect to the MCC Business) that is licensed in one or more jurisdictions as an insurance company, health maintenance organization (including a single healthcare service plan), managed care organization, healthcare service plan, specialized healthcare service plan, healthcare service corporation, pharmacy, dental maintenance organization, dental plan organization, prepaid dental plan, third party administrator, pharmacy benefit administrator, and/or utilization review agent, broker or agency.

(vi)         Any Non-MCC Entity (solely with respect to the MCC Business) or Transferred Entity that contracts with health care professionals or health care provider entities who are required by state Law to be licensed has maintained a credentialing system in compliance with applicable Law.  To the Knowledge of the Seller, all contracted health care professionals and health care provider entities are appropriately credentialed consistent with applicable Law.

(vii)        Corporate Compliance Program.  The Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities have adopted and maintain a compliance program that is intended to assist the Transferred Entities to be in material compliance with all applicable Law, standards and guidelines relevant to the MCC Business, including all Health Regulatory Laws, and includes each of the following elements: (A) a code of conduct and other applicable policies and procedures; (B) training on the code of conduct, policies and procedures for all employees; (C) an auditing and monitoring function; (D) disciplinary guidelines to enforce compliance standards; (E) an anonymous reporting process for potential violations of Law or the compliance program; (F) designation of a compliance officer; and (G) a mechanism for ensuring the effectiveness of the compliance program.  Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect, none of the Transferred Entities nor their respective directors or officers, nor, to the Knowledge of the Seller, any of their employees, contractors or agents has violated any such compliance program.

(viii)       Privacy Compliance.

(A)            The Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities have adopted, maintained and operated pursuant to a written policy (the “Privacy Policy”) regarding, among other things, the collection, use and/or disclosure of Personal Information from Enrollees (“Enrollee Information”).  The Privacy Policy and the Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities actions thereunder are and since the Applicable Date have been in compliance in all material respects with all applicable HIPAA Commitments and other PCT Laws.  The Privacy Policy (a copy of which has been delivered to the Purchaser prior to the date hereof) applies to all Enrollees (including former Enrollees), and no other privacy policies regarding the collection and use of Enrollee Information have been adopted or used by the Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities or have been provided to Enrollees by or on behalf of the Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities since the Applicable Date.  The Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities have adopted reasonable internal written policies and procedures that comply with applicable PCT Laws with respect to privacy, data protection, security, processing, collection, disclosure and use of Enrollee Information.  The Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities are and since the Applicable Date have been in compliance in all material respects with the Privacy Policy and such internal policies, and does not use Enrollee Information in an unlawful manner or in a manner that violates the Enrollees’ rights under applicable HIPAA Commitments.

(B)            The Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities’ collection, monitoring, maintenance, creation, transmission, use, disclosure, storage, disposal and security of Enrollee Information has since the Applicable Date complied in all material respects with (1) any Contracts to which any Non-MCC Entity or Transferred Entity is a party, (2) applicable PCT Laws, (3) if applicable, PCI DSS, and (4) all consents and authorizations that apply to the Non-MCC Entities or Transferred Entities receipt, access, use and disclosure of Personal Information.  The Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities have all necessary authority, consents and authorizations to receive, access, use and disclose Enrollee Information in the Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities’ possession or under its control in connection with the operation of the MCC Business.

(C)            The Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities have since the Applicable Date, in all material respects, implemented reasonable and appropriate safeguards to protect the confidentiality, integrity and security of Enrollee Information against any unauthorized control, use, access, interruption, modification or corruption in conformance in all material respects with PCT Laws.

(D)            Since the Applicable Date, there has been no (1) data security breach or (2) unauthorized access, use, acquisition or disclosure of any Enrollee Information owned, used, stored, received, or controlled by or on behalf of the Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities that would constitute a breach for which notification to individuals and/or Governmental Entities is required under any applicable PCT Laws or under any Contracts to which any Non-MCC Entity (solely with respect to the MCC Business) or a Transferred Entity is a party.  Since the Applicable Date, the Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities have not received any written complaints, claims, demands, inquiries or other notices, including without limitation a notice of investigation, from any Person (including any Governmental Entity) alleging or asserting any material violation by any Non-MCC Entity (solely with respect to the MCC Business) or a Transferred Entity of any PCT Laws that has not been fully resolved.  The Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities maintain systems and procedures reasonably intended to receive and respond to complaints regarding the processing of Personal Information.

(E)           The Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities are not subject to any Orders (other than Orders of general applicability), nor are any such Orders pending or, to the Knowledge of the Seller, threatened against the Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities.  The Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities have in place all necessary and required agreements with all “business associates” (as such term is defined by and as such agreements are required by HIPAA) that receive Protected Health Information (as such term is defined in 45 CFR § 160.103) on the Non-MCC Entities’ (solely with respect to the MCC Business) and the Transferred Entities’ behalf.  Each Non-MCC Entity (solely with respect to the MCC Business) and Transferred Entity is in material compliance with the terms of all business associate agreements to which it is a party.  Since the Applicable Date, no Action has been asserted or, to the Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities’ Knowledge, has been threatened or commenced against the Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities alleging non-compliance with the HIPAA Commitments or a violation of a Person’s privacy, personal information, or data rights with respect to Personal Information.

(F)              The Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities maintain, in all material respects, accurate records of such documents required to be maintained pursuant to applicable PCT Laws (e.g., business associate agreements, privacy and security policies and procedures, workforce training, breach notifications, etc.) in connection with their operation of the MCC Business.

(G)           Except for routine surveys, audits, inquiries and complaint investigations, the Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities are not presently subject to, or have not since the Applicable Date received, any written notice of any Action, governmental investigation, governmental audit, assessment, charge, complaint, claim, civil monetary penalty, demand or written notice (e.g., OCR data requests, etc.) alleging a Non-MCC Entity’s (solely with respect to the MCC Business) or a Transferred Entity’s failure to materially comply with applicable PCT Laws.

(ix)        Sales Personnel.  Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect, each sales agent employed by or contracted with any of the Non-MCC Entities (solely with respect to the MCC Business) or the Transferred Entities that is required to be licensed and appointed is (A) properly licensed and appointed to sell the products and services of the Transferred Entities and (B) the compensation payable to such employees complies with applicable Health Regulatory Laws.

(x)          Provider Contracts.

(A)             Except in the Ordinary Course of Business, (1) no material past due amounts are owed by Non-MCC Entities (with respect to the MCC Business) or the Transferred Entities under any Contracts with Material Health Care Providers and (2) the Sellers and its Subsidiaries are not aware of any outstanding written Action made by a Material Health Care Provider that the Transferred Entities have failed to perform a material monetary or nonmonetary obligation arising under its Contract.  All of the Contracts with Material Health Care Providers (the “Material Health Care Provider Contracts”) are in writing, were entered into in the Ordinary Course of Business and constitute valid, binding and enforceable agreements with the party thereto, and, to the Knowledge of the Seller, the other party thereto, and include all terms and conditions required by applicable Law or the applicable Government Program Contract, and neither the Transferred Entities, nor, to the Knowledge of the Seller, any other party thereto, is in material default thereunder.  To the Knowledge of the Seller, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a material default under any Contract with a Material Health Care Provider.  All forms of Material Health Care Provider Contracts which are currently in use by the Transferred Entities conform to the material requirements of applicable Laws in all material respects.  To the Knowledge of the Sellers, as of the date hereof, there are no circumstances, including the consummation of the transactions contemplated hereby, which are reasonably likely to result in the termination, cancellation or nonrenewal of a Material Health Care Provider Contract or the cessation of business being transacted between any Transferred Entity on the one hand and a Material Health Care Provider on the other hand.  The Company has made available to the Purchaser true and complete copies of the Material Health Care Provider Contracts, including all amendments and modifications thereto.

(B)            Since the Applicable Date, each Provider under the Material Health Care Provider Contracts has been compensated and is currently compensated for covered health care services provided to Enrollees in all material respects in accordance with the rates and fees set forth in the applicable Material Health Care Provider Contracts and the Transferred Entities’ standard payment policies and procedures other than any dispute that has been finally resolved, or any other non-material dispute, when considered individually and in the aggregate, with such Provider in the Ordinary Course of Business.

(C)            With respect to each Material Health Care Provider Contract, (1) no Affiliate of the Transferred Entities is a Material Health Care Provider and (2) each Material Health Care Provider Contract may be terminated by a party thereto without cause or nonrenewed with advance written notice.

(D)            The Transferred Entities contractually require their contracted Providers to comply with applicable Laws, applicable industry standards and the Transferred Entities’ applicable policies and procedures, including with respect to the selection, de-selection and credentialing of such Providers’ respective practitioners and contracted Providers.

(E)            The manner in which the Transferred Entities place their contracted Providers at financial risk for health care services furnished to Enrollees does not violate applicable Laws in any material respect.  To the Knowledge of the Seller, the contracted Providers which are required to comply with those reporting, financial reserve and other requirements applicable to risk-bearing Provider organizations are in compliance, in all material respects, with all applicable reporting, financial reserve and other requirements of Governmental Entities.  To the Knowledge of the Seller, the Transferred Entities have not entered into any fee-for-service compensation arrangements with Providers who or which are violating any applicable state or federal Antitrust Laws that restrict fixing of prices among competitors.

(xi)        Government Program Contracts.  The Seller has made available to the Purchaser copies of all Contracts between Governmental Entities and the Transferred Entities (“Government Program Contract”).  Each Government Program Contract is a valid and binding agreement of the Transferred Entity which is a party thereto, and, to the Knowledge of the Seller, each other party thereto and is in full force and effect.  None of the Non-MCC Entities (solely with respect to the MCC Business), the Transferred Entities or, to the Knowledge of the Seller, any other party thereto, is in breach of any Government Program Contract in any material respect.  To the Knowledge of the Seller, no event has occurred that would, with or without notice or lapse of time or both, be a breach or default in any material respect or give rise to a termination right under any Government Program Contract.  None of the Non-MCC Entities (solely with respect to the MCC Business) or any Transferred Entities have received written or, to the Knowledge of the Seller, oral notice of (1) any actual or alleged breach in any material respect by any Non-MCC Entity (solely with respect to the MCC Business) or a Transferred Entity of any Government Program Contract or (2) the intention of any Governmental Entity to a Government Program Contract to cancel, terminate, materially change the scope of rights under or fail to renew any Government Program Contract.

(t)            Insurance.  Except as would not reasonably be likely to be, individually or in the aggregate, materially adverse to the Non-MCC Entities (solely with respect to the MCC Business) or the Transferred Entities, all insurance policies of the Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities relating to the business, assets and operations of the MCC Business are (i) valid, binding, in full force and effect in accordance with their terms, (ii) sufficient to comply with applicable Law and provide insurance in such amounts and against such risks as the Seller reasonably has determined to be prudent, and (iii) not and have not been subject to any lapse in coverage, and all premiums due and payable thereon have been paid in full when due no notice of cancellation or modification has been received by the Seller or its Affiliates, and there is no existing default or event which would constitute a default by any insured thereunder.  To the Knowledge of the Seller and subject to the applicable carrier’s reservation of rights, there are no claims related to the MCC Business pending under any insurance policy as to which coverage has been questioned, denied or disputed.  Except as would not reasonably be likely to be, individually or in the aggregate, materially adverse to the Non-MCC Entities (solely with respect to the MCC Business) or the Transferred Entities,  all claims, occurrences and circumstances that could lead to a Proceeding that would be covered by any insurance policy have been properly reported to and accepted by the applicable insurer as required under the policy terms.

(u)       Affiliate Transactions.  Except for compensation or other employment arrangements in the Ordinary Course of Business, there are no Contracts, transactions, arrangements or understandings between the Seller or any of the Transferred Entities, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly-owned Subsidiary of the Seller, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Seller’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

(v)          Material Customers.  No Non-MCC Entity (with respect to the MCC Business) nor any Transferred Entity is, as of the date hereof, engaged in any material dispute with any Material Customer that, to the Knowledge of the Seller, would be reasonably likely to lead such Material Customer to terminate or materially decrease its relationship with any Non-MCC Entity (with respect to the MCC Business) or any Transferred Entity.  No Non-MCC Entity (with respect to the MCC Business) nor any Transferred Entity has received any written notice or, to the Knowledge of the Seller, any oral notice from any Material Customer expressly stating any intention or threat to terminate or to change any material commercial terms under any Contract with, any Non-MCC Entity (with respect to the MCC Business) or any Transferred Entity.

(w)          Material Vendors.  No Non-MCC Entity (with respect to the MCC Business) nor any Transferred Entity is engaged in any material dispute with any Material Vendor that, to the Knowledge of the Seller, would be reasonably likely to lead such Material Vendor to terminate or materially decrease its relationship with any Non-MCC Entity (with respect to the MCC Business) or any Transferred Entity.  No Non-MCC Entity (with respect to the MCC Business) nor any Transferred Entity has received any written notice or, to the Knowledge of the Seller, any oral notice from any Material Vendor expressly stating any intention or threat to terminate or materially reduce its provision of goods or services to, or to change any material commercial terms under any Contract with, any Non-MCC Entity (with respect to the MCC Business) or any Transferred Entity.

(x)          MCC Holding Companies.  The Transferred Entities set forth on Section 3.01(x) of the Seller Disclosure Letter (the “Intermediate Holding Companies”) have no current operations and will not have any operations at the Closing.  The sole purpose of the Intermediate Holding Companies is to hold equity of the Subsidiaries of the Seller and, other than in respect of Taxes not yet due and payable, such Intermediate Holding Companies do not have any direct material liabilities or obligations to any third parties.

(y)          No Other Representations and Warranties.  Except for the representations and warranties of the Seller contained in this Section 3.01, the Seller is not making and has not made, and no other Person is making or has made on behalf of the Seller, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby; and neither the Seller nor any person on behalf of the Seller is making any express or implied representation or warranty with respect to the Seller Parties or any of the Transferred Entities or their respective businesses or with respect to any other information made available to the Purchaser in connection with the transactions contemplated by this Agreement, including any such information made available to the Purchaser in the “Project Discovery” on-line data room hosted by Merrill on behalf of the Seller.  Except for the representations and warranties expressly set forth in this Section 3.01, the Seller hereby disclaims all liability and responsibility for all projections, forecasts, estimates, financial statements, financial information, appraisals, statements, promises, advice, data or information made, communicated or furnished (orally or in writing, including electronically) to the Purchaser or any of the Purchaser’s Affiliates or any Representatives of the Purchaser or any of the Purchaser’s Affiliates, including omissions therefrom.  Without limiting the foregoing, the Seller makes no representation or warranty of any kind whatsoever, express or implied, written or oral, at law or in equity, to the Purchaser or any of its Affiliates or any Representatives of the Purchaser of any of its Affiliates regarding the success, profitability or value of the MCC Business.

Section 3.02         Representations and Warranties of the Purchaser.  Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Seller by the Purchaser at the time of entering into this Agreement (the “Purchaser Disclosure Letter”) (it being understood that any disclosure set forth in one section or subsection of the Purchaser Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure), the Purchaser hereby represents and warrants to the Seller as follows:

(a)          Organization, Good Standing, Qualification.  The Purchaser is a legal entity duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect.

(b)         Corporate Authority; Approval.  The Purchaser has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement.  This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding agreement of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception.  No approval by the stockholders of the Purchaser is required in order for the Purchaser to execute, deliver and perform its obligations under this Agreement or to consummate the transactions contemplated hereby on the terms and subject to the conditions of this Agreement.

(c)          Governmental Filings; No Violations.

(i)            Other than the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations required (A) under the HSR Act in connection with this Agreement, (B) set forth on Section 3.02(c)(i)(B) of the Purchaser Disclosure Letter or (C) required under the Exchange Act and the Securities Act, no filings, notices and/or reports are required to be made by the Purchaser or its Subsidiaries with, nor are any consents, registrations, approvals, permits, expirations of waiting periods or authorizations required to be obtained by the Purchaser or its Subsidiaries from any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Purchaser and/or the consummation by the Purchaser of the transactions contemplated hereby, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect.

(ii)            The execution, delivery and performance of this Agreement by the Purchaser does not, and the consummation by the Purchaser of the transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the Organizational Documents of the Purchaser, (B) with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of the Purchaser or any of its Subsidiaries pursuant to any material Contract binding upon the Purchaser or any of its Subsidiaries, or, assuming (solely with respect to performance of this Agreement and consummation of the transactions contemplated hereby) the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods and authorizations referred to in Section 3.02(c)(i) are made or obtained, under any Law, Order or License to which the Purchaser or any of its Subsidiaries is subject or (C) any change in the rights or obligations under any material Contract to which the Purchaser or any of its Subsidiaries is a party, except, in the case of clauses (B) and (C) above, for any such breach, violation, default, termination, modification, payment, acceleration, creation or change that would not, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect.

(d)            Litigation.  There are no Proceedings pending or, to the Knowledge of the Purchaser, threatened in writing against the Purchaser that seeks to enjoin, or would reasonably be expected to have the effect of preventing or making illegal, any of the transactions contemplated by this Agreement.

(e)            Securities Matters.  The Transferred Equity Interests are being acquired by the Purchaser for its own account, and not with a view to, or for the offer or sale in connection with, any public distribution or sale of the Transferred Equity Interests or any interest in them.  The Purchaser (either alone or with its advisors) has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of its investment in the Transferred Equity Interests, and the Purchaser is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Transferred Equity Interests.  The Purchaser acknowledges that the Transferred Equity Interests have not been registered under the Securities Act, or any other applicable state, foreign or federal securities Laws, and understands and agrees that it may not sell or dispose of any of the Transferred Equity Interests except pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and any other applicable state, foreign or federal securities Laws.

(f)            Financial Ability.  The Purchaser has, and will have at the Closing, (A) the resources and capabilities (financial and otherwise) to perform its obligations under this Agreement (including all payments to be made by it in connection herewith) and (B) immediately available funds in an aggregate amount that will enable the Purchaser to (1) consummate the transactions contemplated hereby on the terms contemplated by this Agreement and (2) pay all related fees and expenses and undertake its other obligations at Closing upon the terms contemplated by this Agreement.  The Purchaser has not incurred any obligation, commitment, restriction or other liability of any kind, and is not contemplating or aware of any obligation, commitment, restriction or other liability of any kind, in either case which would impair or adversely affect such resources, funds or capabilities.

(g)        Brokers and Finders.  The Purchaser has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions contemplated in this Agreement, except that the Purchaser has employed Barclays Capital Inc. as its financial advisor and Marsh Risk & Insurance Services as its broker for the R&W Policy.

(h)         Solvency.  Subject to the terms and conditions of this Agreement, including the truth and accuracy of the representations and warranties of the Seller set forth in Section 3.01, immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including any financings being entered into in connection therewith):

(i)            the fair saleable value (determined on a going concern basis) of the assets of the Purchaser will be greater than the total amount of its Liabilities (including all Liabilities whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed);

(ii)             the Purchaser will be able to pay its debts and obligations in the ordinary course of business as they become due; and

(iii)            the Purchaser will have adequate capital to carry on its businesses and all businesses in which it is about to engage.

(i)          Inspections; No Other Seller Representations and Warranties.  The Purchaser is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of businesses such as its acquisition of the MCC Business as contemplated hereunder.  The Purchaser has undertaken such investigation and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement.  The Purchaser agrees to accept the Transferred Entities, the Transferred Assets, the Assumed Liabilities and the MCC Business without reliance upon any express or implied representations or warranties of any nature made by the Seller or any of its directors, officers, employees, stockholders, partners, members, advisors or other Representatives, except as specifically and expressly set forth in Section 3.01.  Further, the Purchaser acknowledges, that the Seller shall have no liability and responsibility for the projections, forecasts, estimates, financial statements, financial information, appraisals, statements, promises, advice, data or information made, communicated or furnished (orally or in writing, including electronically) to the Purchaser or any of the Purchaser’s Affiliates or any Representatives of the Purchaser or any of the Purchaser’s Affiliates, including omissions therefrom.  Without limiting the foregoing, the Purchaser also acknowledges that the Seller makes no representation or warranty of any kind whatsoever, express or implied, written or oral, at law or in equity, to the Purchaser or any of its Affiliates or any Representatives of the Purchaser of any of its Affiliates regarding the success, profitability or value of the MCC Business.

ARTICLE IV
COVENANTS

Section 4.01          Conduct of Business.

(a)            Operation of the MCC Business.  The Seller covenants and agrees it shall, and shall cause each Seller Party and each Transferred Entity to, from and after the execution of this Agreement and prior to the Closing (unless the Purchaser shall otherwise approve in writing, which approval shall not be unreasonably withheld, conditioned or delayed, and except as (i) required by applicable Law, (ii) expressly required by this Agreement, (iii) otherwise disclosed in Section 4.01(a) of the Seller Disclosure Letter), conduct the MCC Business in compliance with applicable Law in all material respects and use its Commercially Reasonable Efforts to (A) conduct the MCC Business in the Ordinary Course of Business, (B) preserve intact in all material respects the MCC Business and (C) maintain relationships with key employees, customers, lenders, suppliers, regulators and other material business relationships with respect to the MCC Business.  Without limiting the generality of, and in furtherance of, the foregoing, from and after the date of this Agreement and prior to the Closing, except (w) as required by applicable Law, (x) as the Purchaser may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (y) as disclosed in Section 4.01(a) of the Seller Disclosure Letter or (z) as expressly provided for in this Agreement, the Seller with respect to the MCC Business shall not and will not permit any Transferred Entity to:

(i)            (A) amend any of its Organizational Documents, (B) split, combine, subdivide or reclassify its outstanding shares of capital stock, (C) declare, set aside or pay any dividend or distribution payable in cash, stock or property (or any combination thereof) in respect of any shares of its capital stock, provided that the foregoing shall not be deemed to restrict the payment and/or settlement of intercompany amounts or require any modification to the Seller’s cash management and collection practices as in existence on the date hereof, (D) enter into any agreement with respect to the voting of its capital stock, or (E) purchase, repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(ii)            merge or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate;

(iii)            except as required by an Employee Plan, (A) increase the compensation payable to any MCC Business Employee with a title of Senior Vice President or above or, except in the Ordinary Course of Business, materially increase the compensation for any MCC Business Employee with a title below Senior Vice President, (B) grant any bonus to any MCC Business Employee with a title of Senior Vice President or above or, except in the Ordinary Course of Business, grant a material bonus to any MCC Business Employee with a title below Senior Vice President, (C) make any change to any Assumed Employee Plan that would materially increase the costs to any of the Transferred Entities or (D) hire or terminate (unless for cause) any MCC Business Employee with a job title of Senior Vice President or above; provided, that, to the extent the Seller endeavors to establish a new Employee Plan which is not an Assumed Employee Plan which is applicable to MCC Business Employees, the Seller shall provide reasonable notice, including a reasonable summary thereof, to the Purchaser of the establishment of such Employee Plan;

(iv)            incur any Indebtedness or issue any warrants or other rights to acquire any Indebtedness;

(v)            (A) make or commit to any capital expenditures that are, in the aggregate, in excess of Five Million Dollars ($5,000,000) other than capital expenditures expressly reflected in such Transferred Entity’s capital expenditure projections for 2020 and 2021, which have previously been made available to the Purchaser, or (B) amend, modify or supplement such capital expenditure projections;

(vi)            transfer, lease, license, sell, assign, mortgage, pledge, place a Lien upon or otherwise dispose of (A) any material properties or assets of the MCC Business (including capital stock of any of the Transferred Entities but not including any Intellectual Property) or (B) other than in the Ordinary Course of Business consistent with past practice, any other properties or assets of the MCC Business (in each case, other than transactions among the Transferred Entities);

(vii)            acquire any business, whether by merger, consolidation, purchase of property or assets or otherwise related to the MCC Business, or otherwise acquire any other assets other than in the Ordinary Course of Business;

(viii)            make any material change in financial accounting policies or procedures, except as required by changes in GAAP or SAP (or any interpretation thereof) or by applicable Law;

(ix)           make any material loans, advances or capital contributions to, or material investments in, any Person (other than loans, advances or capital contributions by and between Transferred Entities), except for, in each case, following notice to and discussion with the Purchaser, (A) advances to Providers required in writing by an applicable Governmental Entity or (B) as necessary to comply with a request by a Provider to maintain the financial viability and/or stability of a Provider to the extent such advances are, in the aggregate, not in excess of One Million Dollars ($1,000,000); provided, that, to the extent the Seller reasonably determines that a loan, advance, capital contribution or investment is not permitted by the foregoing sub clauses (A) and (B) is necessary, the Seller shall provide prompt notice of such determination to the Purchaser and the Purchaser shall work in good faith with the Seller to review and provide its determination with respect thereto within the time frame necessary to address the underlying factual situation necessitating such action;

(x)            (A) other than in the Ordinary Course of Business consistent with past practice, amend or modify in any material respect or terminate (excluding terminations upon expiration of the term thereof in accordance with the terms thereof) any Material Health Care Provider Contract or any Material Contract that is not a Government Program Contract, (B) other than in the Ordinary Course of Business consistent with past practice, waive, release or assign any material rights, claims or benefits under any Material Health Care Provider Contract or any Material Contract that is not a Government Program Contract, (C) amend or modify in any material respect or terminate (excluding terminations upon expiration of the term thereof in accordance with the terms thereof) any Government Program Contract, (D) waive, release or assign any material rights, claims or benefits under any Government Program Contract, (E) take (or fail to take) any action that would reasonably be expected to cause or result in a material breach of, or material default under, any Material Contract or Material Health Care Provider Contract, (F) other than in the Ordinary Course of Business consistent with past practice, enter into any Contract that would have been a Material Contract or a Material Health Care Provider Contract had it been entered into prior to the date of this Agreement, (G) waive, release or assign any rights, claims or benefits under the Affiliate Contracts set forth on Section 4.13 of the Seller Disclosure Letter, or (H) amend, modify or, except as contemplated by Section 4.13, terminate any Affiliate Contract set forth on Section 4.13 of the Seller Disclosure Letter;

(xi)            except as required by a Government Entity, enter into any material Seller Guarantee; provided, that, to the extent the Seller reasonably determines that such a Seller Guarantee is necessary despite the lack of a requirement to provide the same, the Seller shall provide prompt notice of such determination to the Purchaser and the Purchaser shall work in good faith with the Seller to review and provide its determination with respect thereto within the time frame necessary to address the underlying factual situation necessitating such action;

(xii)            settle any action, suit, case, litigation, claim, hearing, arbitration, investigation or other proceedings before or threatened to be brought before a Governmental Entity relating to the MCC Business, other than settlements if the amount of any such settlement is not in excess of One Million Dollars ($1,000,000) individually or Five Million Dollars ($5,000,000) in the aggregate; provided, that, such settlements do not involve any non-de minimis injunctive or equitable relief or impose non-de minimis restrictions on the business activities of the MCC Business;

(xiii)            fail to maintain, cancel, terminate or allow to lapse without a commercially reasonable substitute therefor, any material License;

(xiv)            sell, assign, transfer or exclusively license any material Intellectual Property owned by any Transferred Entity, or permit the lapse of any right, title or interest to any such material Intellectual Property, including any material MCC Registered IP, in each case, other than in the Ordinary Course of Business;

(xv)            enter into any collective bargaining agreement relating to the MCC Business, other than renewals of any collective bargaining agreements in the ordinary course of business;

(xvi)            except for the transfer of any assets or Liabilities that relate or otherwise belong to the MCC Business from a Non-MCC Entity to a Transferred Entity, or as contemplated by Section 4.14, transfer any assets or Liabilities between or among the Non-MCC Entities, on the one hand, and the Transferred Entities, on the other hand;

(xvii)            other than in the Ordinary Course of Business or consistent with past practice, (A) make or change any material Tax election, (B) settle or compromise any material Tax claim or assessment, (C) enter into any material Tax sharing or similar agreement or arrangement (other than any commercial or employment contract not primarily related to Taxes) or (D) amend any material Tax Return, except, in each case, (x) as related to Combined Income Tax Returns or Taxes paid on an affiliated, consolidated, combined or unitary basis or (y) to the extent that any such action would not reasonably be expected to affect the Tax Liability of the Purchaser or any Transferred Entity in any Post-Closing Tax Period; or

(xviii)           agree, resolve or commit to do any of the actions described above in clauses (i) through (xvii) of this Section 4.01(a).

Section 4.02         Access; Consultation.

(a)            Upon reasonable notice, and except as may otherwise be required by applicable Law, the Seller shall, and shall cause the Transferred Entities to, afford the Purchaser and its Representatives reasonable access, during normal business hours during the period prior to the Closing, to the MCC Business employees, properties, assets, books, records and Contracts and, during such period, the Seller shall, and shall cause its Transferred Entities to, furnish promptly to the Purchaser and its Representatives all information concerning the MCC Business’ capital stock, business and personnel as may reasonably be requested by the Purchaser and its Representatives in connection with this Agreement; provided, that, no investigation pursuant to this Section 4.02(a) shall affect or be deemed to modify any representation or warranty made by the Seller; provided, further, that the foregoing shall not require the Seller to permit any invasive environmental sampling or any inspection or to disclose any information pursuant to this Section 4.02(a), to the extent that (i) in the reasonable good faith judgment of the Seller, any applicable Law requires the Seller or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) in the reasonable good faith judgment of the Seller, the information is subject to confidentiality obligations to a third party or (iii) disclosure of any such information or document would result in the loss of attorney-client privilege; and provided, further that with respect to clauses (i) through (iii) of this Section 4.02(a), the Seller shall use its Commercially Reasonable Efforts to (A) obtain the required consent of any such third party to provide such inspection or disclosure, (B) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the Seller and the Purchaser and (C) in the case of clauses (i) and (iii), implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege.  Any investigation pursuant to this Section 4.02(a) shall be conducted in such a manner as not to interfere unreasonably with the conduct of the business of the other party.  All requests for information made pursuant to this Section 4.02(a) shall be directed to an executive officer of the Seller or such Person as may be designated by any such executive officer.

(b)            The Seller, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the Purchaser or its Representatives as “Outside Counsel Only Material” or with similar restrictions.  Such material and the information contained therein shall be given only to the outside counsel of the recipient, or otherwise as the restriction indicates, and shall be subject to any additional confidentiality or joint defense agreement between the parties.  All information exchanged pursuant to this Section 4.02(b) shall be subject to the Confidentiality Agreements.  To the extent that any of the information or material furnished pursuant to this Section 4.02(b) or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege.  All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.  Prior to the Closing, the Seller and the Purchaser shall identify to the Purchaser any actions or practices of the Seller or any of its Subsidiaries that could require remediation under applicable Law and, to the extent identified, shall, subject to the Purchaser’s prior written consent, take commercially reasonable actions or practices and other customary actions to reduce the risks related to such actions where the failure to remediate would reasonably be likely to result in substantial fines or penalties.

(c)            Each of the Seller and the Purchaser shall give prompt notice to one another of any change, effect, circumstance or development that would reasonably be likely to result in a Material Adverse Effect or Purchaser Material Adverse Effect (as applicable), or of any reasonably likely failure of any condition to the Purchaser’s or the Seller’s obligations to effect the Closing (as applicable).

Section 4.03          Post-Closing Access to Information.  Subject to Section 7.03(a), for a period of six (6) years after the Closing, each of the Parties shall give the other and the other’s Affiliates and its and their Representatives access to the Books and Records and the books and records of the Transferred Entities (collectively, the “Accessible Information”) transferred to the Purchaser or retained by the Seller, as applicable (even if any Accessible Information is or becomes commingled with books and records of the Purchaser or the Seller and their respective Affiliates), and the properties, personnel and Representatives of each Party, as may be reasonably required by the requesting Party or such Party’s Affiliates, including to the extent necessary for the preparation of financial statements or regulatory filings in respect of periods ending on or prior to the Closing, or in connection with any insurance claims, Proceedings or any obligations under this Agreement or any agreement, document or instrument contemplated hereby or thereby.  At the requesting Party’s cost and expense, the requesting Party and its Affiliates and its and their respective Representatives shall be entitled to make copies of any Accessible Information to which such Persons are entitled to access pursuant to this Section 4.03.  Any such access shall be conducted during regular business hours upon reasonable advance notice and under reasonable circumstances, and shall be subject to restrictions under Law and any confidentiality obligations to which the Parties are bound.  Except as otherwise provided in Section 7.03(a), each Party shall preserve and keep the Accessible Information held by such Party or any of its Affiliates for a period of six (6) years following the Closing Date.  Each Party shall, and shall cause its Affiliates and Representatives to, (i) keep all information accessed pursuant to this Section 4.03 confidential, (ii) not publicly disclose such information to any other Person (except where such disclosure, upon the advice of outside counsel, is required by Law and only to the extent required by applicable Law); provided, that, each Party or its Affiliates may disclose such information to its Representatives or other Persons that have a duty of confidentiality (or similar duty or obligation of non-disclosure) to such disclosing Party, and (iii) not use such information other than for the express purposes set forth in this Section 4.03.  Notwithstanding the foregoing and except as otherwise provided in Section 7.03(a), any and all such Accessible Information may be destroyed by the Parties after the sixth (6th) anniversary of the Closing Date (or such later date as required by applicable Law).

Section 4.04           Filings; Other Actions; Notification and Cooperation.

(a)            Subject to the other terms of this Section 4.04, the Seller and the Purchaser shall cooperate with each other and use, and shall cause their respective Subsidiaries and Affiliates to use, their respective best efforts to take (or cause to be taken) all actions, and do (or cause to be done) all things necessary, proper or advisable under this Agreement and applicable Laws and Orders to consummate and make effective the transactions contemplated by this Agreement as expeditiously as possible, and in no event later than the Termination Date, including (i) preparing and filing all documentation to effect all necessary notices, reports and other filings (and in any event, by filing (A) within fifteen (15) Business Days after the date of this Agreement the notifications, filings and other information required to be filed under the HSR Act, (B) within twenty (20) Business Days after the date of this Agreement “Form A Statements” or similar change of control applications, with the insurance commissioners or regulators or departments of health or other Governmental Entities in each jurisdiction where required by Law, seeking approval of the Purchaser’s acquisition of control of each of the Transferred Entities licensed as an insurance company or health maintenance organization which results from the transactions contemplated by this Agreement, (C) as promptly as practicable after the date of this Agreement any pre-acquisition notifications on “Form E” or similar market share notifications to be filed in each jurisdiction where required by Law with respect to the transactions contemplated by this Agreement, (D) within thirty (30) Business Days after the date of this Agreement, any required notices to CMS, with a separate notice to the CMS Medicare Drug Benefit Group and Central Office Medicare Advantage plan manager, if applicable, (E) as promptly as practicable and advisable, but in no event later than thirty (30) Business Days after the date of this Agreement or such other date as the Parties may agree, in the case of all other filings required under any Health Regulatory Laws with respect to the transactions contemplated hereby), and (F) as promptly as practicable and advisable, but in no event later than thirty (30) Business Days after the date of this Agreement or such other date as the Parties may agree and to obtain as expeditiously as possible all consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any Governmental Entity in order to consummate the transactions contemplated by this Agreement, (ii) satisfying the conditions to the consummation of the transactions contemplated by this Agreement, (iii) defending any lawsuits or other legal Proceedings, whether judicial or administrative, challenging this Agreement or the transactions contemplated by this Agreement and (iv) executing and delivering any reasonable additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement.

(b)            Subject to Section 4.04(d), in the event that the Parties receive a request for information or documentary material pursuant to the HSR Act or any other Antitrust Laws, including a request for additional information (a “Second Request”), unless otherwise agreed to by the Seller and the Purchaser, the Parties will use their best efforts to submit an appropriate response to, and to certify compliance with, such Second Request as promptly as practicable and advisable, and counsel for both Parties will closely cooperate during the entirety of any such Second Request review process.  None of the Parties, including their respective Subsidiaries and Affiliates, shall knowingly take, cause or permit to be taken, or omit to take, any action which such Party reasonably expects is likely to materially delay or prevent consummation of the transactions contemplated hereby, unless otherwise agreed to by the Parties. None of the Parties, without the other Party’s prior written consent, shall (i) enter into any timing, settlement or similar agreement, or otherwise agree or commit to any arrangement, that would have the effect of extending, suspending, lengthening or otherwise tolling the expiration or termination of the waiting period applicable to the transactions contemplated hereby under the HSR Act or any Antitrust Laws, or (ii) enter into any timing or similar agreement, or otherwise agree or commit to any arrangement, that would bind or commit the Parties not to consummate the transactions contemplated hereby (or that would otherwise prevent or prohibit the Parties from consummating such contemplated transactions).

(c)            To the extent permitted by Law, the Purchaser and the Seller shall, as promptly as practicable, (i) upon any reasonable request from a Governmental Entity, furnish to such Governmental Entity, any information or documentation concerning themselves, their Affiliates, directors, officers and shareholders or stockholders, as applicable, information or documentation concerning the transactions contemplated hereby and such other matters as may be requested and (ii) make available their respective Representatives to any Governmental Entity, in connection with (A) the preparation of any filing made by or on their behalf to any Governmental Entity in connection with the transactions contemplated hereby or (B) any Governmental Entity investigation, review or approval process.

(d)            The Seller and the Purchaser shall cooperate with respect to the Antitrust Laws and Health Regulatory Laws related to the transactions contemplated by this Agreement and shall have joint decision making authority with respect to the appropriate course of action with respect to obtaining the consents, approvals, permits, waiting period expirations or authorizations of any Governmental Entity required to consummate the Closing prior to the Termination Date; provided, that, the Purchaser shall have principal responsibility for directing, devising, and implementing the strategy for obtaining any necessary approval of, for responding to any request from, inquiry by, or investigation by (including directing the timing, nature, and substance of all such responses), and for leading all meetings and communications with any Governmental Entity.  No Party hereto or its counsel shall independently participate in any substantive call or meeting relating to the Antitrust Laws or Health Regulatory Laws with any Governmental Entity in respect of such filings, investigation, or other inquiry without first giving the other Party or its counsel prior notice of such call or meeting and the opportunity to attend and participate, in each case, to the extent permitted by such Governmental Entity or applicable Law.  In furtherance of the foregoing and to the extent permitted by any Governmental Entity or applicable Law, each Party shall, with respect to the transactions contemplated by this Agreement (i) notify the other, as far in advance as practicable, of any filing or material or substantive communication or inquiry it or any of its Subsidiaries intends to make with any Governmental Entity relating to the matters that are the subject of this Section 4.04, (ii) prior to submitting any such filing or making any such communication or inquiry, provide the other Party and its counsel a reasonable opportunity to review, and shall consider in good faith the comments of the other Party in connection with, any such filing, communication or inquiry, (iii) promptly following the submission of such filing or making such communication or inquiry, provide the other Party with a copy of any such filing or, if in written form, communication or inquiry and (iv) consult with the other Party in connection with any inquiry, hearing, investigation or litigation by, or negotiations with, any Governmental Entity relating to this Agreement, including the scheduling of, and strategic planning for, any meetings with any Governmental Entity relating thereto.  In exercising the foregoing cooperation rights, the Seller and the Purchaser each shall act reasonably and as promptly as reasonably practicable.  Notwithstanding the foregoing, materials provided pursuant to this Section 4.04 may be reasonably redacted as necessary to address reasonable privilege concerns.  Further, each Party may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 4.04 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the other Party, and each Party shall cause their outside counsel not to disclose such materials or information to any employees, officers, directors or other representatives of, respectively, the Seller or the Purchaser, unless express written permission is obtained in advance from the other Party.

(e)            In furtherance and not in limitation of the covenants of the parties contained in this Section 4.04, each of the parties, including their respective Subsidiaries and Affiliates, hereto shall use its best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity in connection with the HSR Act, any other applicable Antitrust Laws or Health Regulatory Laws with respect to the transactions contemplated hereby and to avoid the entry of, or effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other Order in any suit or proceeding, that would otherwise have the effect of preventing the consummation of the transactions contemplated hereby.  For the purposes of this Section 4.04, “best efforts” shall include taking any and all actions (such actions, the “Regulatory Actions”) necessary to obtain the consents, approvals, permits, waiting period expirations or authorizations of any Governmental Entity required to consummate the transactions contemplated by this Agreement as expeditiously as possible, and in no event later than the Termination Date, including (i) proposing, negotiating, committing to, effecting and agreeing to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, hold separate, and other disposition of businesses, assets, products or equity interests, (ii) creating, terminating, or amending any existing relationships, ventures, contractual rights or obligations and (iii) otherwise taking or committing to any action that would limit the freedom of action with respect to the operation of, or ability to retain or hold, directly or indirectly, any businesses, assets, products or equity interests; provided, that, such Regulatory Actions are conditioned upon and become effective only from and after the Closing; provided, further, that in no event shall the Purchaser be required to take or agree to offer or take, and the Seller shall not take or agree or offer to take, any Regulatory Action that, individually or in the aggregate, would (A) require the sale, divestiture, license, hold separate, or other disposition of the businesses, assets, products or equity interests of the MCC Business, to the extent such action would have resulted in more than a 15% reduction in the MCC Business’ revenues for the fiscal year ended December 31, 2019, or (B) (1) require the sale, divestiture, license, hold separate, or other disposition of the businesses, assets, products or equity interests of the Purchaser and its Subsidiaries, now owned or hereafter acquired (not including any businesses, assets, products or equity interests of the MCC Business) or (2) otherwise result in a change or impairment to the Purchaser’s business to the extent, in the case of (1) or (2), any such action would be more than de minimis in nature to the Purchaser and its Subsidiaries taken as a whole. For the avoidance of doubt, it is acknowledged and agreed that the Purchaser will be required to take and/or agree to any Regulatory Actions with respect to the maintenance or increase of capital or reserves at any of the Transferred Entities (including any related restrictions on declaring dividends and/or making distributions) at or following the Closing without regard to the dollar limitation set forth in the preceding sentence.

(f)            In furtherance and not in limitation of the covenants of the Parties contained in this Section 4.04, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the transactions contemplated by this Agreement as violative of any Antitrust Law or Health Regulatory Laws, each of the Seller and the Purchaser shall use best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Closing.

(g)            Information.  The Seller and the Purchaser each shall, upon request by the other, promptly furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any other statement, filing, notice or application made by or on behalf of the Purchaser, the Seller or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement.

(h)            Status.  The Seller and the Purchaser each shall keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by the Seller or the Purchaser, as the case may be, or any of their respective Subsidiaries from any third party or any Governmental Entity with respect to the transactions contemplated by this Agreement, other than immaterial communications.

Section 4.05            Publicity.  The Seller and the Purchaser shall consult with each other prior to issuing or making, and provide each other the opportunity to review and comment on, any press releases or other public announcements with respect to the transactions contemplated by this Agreement and any filings with any third party or any Governmental Entity (including any national securities exchange) with respect thereto and none of the Parties or their Affiliates shall issue any such press release or public announcement prior to obtaining the other Parties’ consent (which consent shall not be unreasonably withheld or delayed), except that no such consent for any press release, public announcement or filing shall be required to the extent (i) required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or the NASDAQ or NYSE national securities exchange or (ii) such press release or public statement in the good faith judgment of the applicable Party is consistent with prior press releases issued or public statements made in compliance with this Section 4.05.

Section 4.06        Expenses.  Except as provided otherwise in this Agreement, including Article VI, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees, costs or expenses, whether or not the Closing occurs.  Without limiting the foregoing or any other provision in this Agreement, (i) the Seller and the Purchaser shall each be responsible for, and pay, fifty percent (50%) of the fees incurred in connection with the filings required under the HSR Act, and (ii) the Purchaser will be responsible for, and pay, one hundred percent (100%) of the fees incurred in connection with the filings required under the Health Regulatory Laws.

Section 4.07          Indemnification, Exculpation and Insurance.

(a)            From and after the Closing Date until six (6) years from the Closing Date, the Purchaser shall or shall cause each Transferred Entity to indemnify, defend and hold harmless to the fullest extent permitted under Law, the individuals or entities who on or prior to the Closing Date were directors, officers, managers or general or limited partners of any Transferred Entities with respect to all D&O Expenses and all losses, claims, damages, penalties, Taxes, interest, fines, judgements or amounts paid in settlement (collectively, “D&O Costs”) related to any threatened, pending or completed action, suit or proceeding arising out of any acts or omissions by them in their capacities as such or taken at the request of such Transferred Entity at any time on or prior to the Closing Date against all expenses (including attorneys’ fees) by such individual or entity in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, to be a witness in or participate in any such action, suit or proceeding (collectively, “D&O Expenses”).  In addition, the Purchaser shall or shall cause each Transferred Entity to pay or reimburse any D&O Expenses of any officers, directors or general or limited partners entitled to indemnification hereunder in advance of the final disposition of such action, suit or proceeding to the fullest extent permitted under applicable Law, provided that the person or entity to whom D&O Expenses are advanced provides an undertaking to repay such advances to the extent required by applicable Law.

(b)           The Organizational Documents of each of the Transferred Entities shall not be amended, repealed or otherwise modified for a period of six (6) years from the Closing Date in any manner that would adversely affect the rights thereunder of individuals or entities who at or at any time prior to the Closing Date were directors, officers, managers, general or limited partners, agents or employees of such Transferred Entity or otherwise entitled to indemnification pursuant to applicable Law or such Transferred Entity’s Organizational Documents.

(c)           The provisions of this Section 4.07 are intended to be for the benefit of, and shall be enforceable by, each Person entitled to indemnification under this Section 4.07, his, her, or its heirs or successors in interest (as applicable) and his, her or its Representatives (as applicable) and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(d)           Prior to the Closing, the Purchaser shall purchase and maintain in effect beginning at the Closing Date and pay for a period of six (6) years thereafter without any lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are covered by any Transferred Entity’s directors’ and officers’ liability insurance policies as of the date hereof or at the Closing Date with respect to matters occurring prior to the Closing Date.  Such policy shall provide coverage that is at least equal to the coverage provided under the Transferred Entities’ current director’s and officer’s liability insurance policies.

Section 4.08          Seller Names and Marks.

(a)            Except as set forth in this Section 4.08, from and after the Closing, the Purchaser shall not use, or permit any of its Affiliates to use, any of the Seller Names and Marks in the operation or ownership of the Transferred Assets or Transferred Entities (including the MCC Business) and the Purchaser shall, as soon as practicable, and in any event within three (3) months following the Closing Date, remove, strike over or otherwise obliterate all of the Seller Names and Marks from all materials, including signage, vehicles, facilities, business cards, schedules, stationery, packaging materials, displays, promotional materials, manuals, forms, software or other materials; provided, however, that the Seller shall extend such time period for up to an additional thirty (30) days upon the reasonable request of the Purchaser.  However, for clarity, the foregoing sentence does not require the Purchaser or its Affiliates to remove any the Seller Names and Marks solely to the extent they are included as of the Closing Date in any source code, internal programmer help files, internal build materials, or internal product development materials included in the Transferred Assets to the extent not publicly displayed.  Furthermore, without limiting either Party’s obligations regarding confidentiality, public statements or other matters under this Agreement, this Section 4.08 shall not be construed to prohibit the Purchaser or its Affiliates from referring to the Seller Names and Marks in factual descriptions of the Seller’s prior ownership of the MCC Business for historical or informational purposes, provided, that, such marks are not used as a Trademark.  From and after the Closing until such removal occurs (and in any event no later three (3) months following the Closing Date, subject to extension), subject to the terms and conditions hereof, the Seller hereby grants the Purchaser and its Affiliates a limited, personal, non-assignable and non-sublicensable, non-exclusive license to use the Seller Names and Marks used in the MCC Business solely in connection with transitioning to new names and marks in accordance with this Section 4.08.  Any use by the Purchaser or any of its Affiliates of any of the Seller Names and Marks used in the MCC Business as permitted in this Section 4.08 is subject to their use of such Seller Names and Marks in a form and manner, and with standards of quality, of that in effect for the Seller Names and Marks as used in the MCC Business as of the Closing Date.  The Purchaser and its Affiliates shall not use such Seller Names and Marks in a manner that may reflect negatively on such name and marks or on the Seller or its Affiliates.

(b)            The license granted under this Section 4.08 may be terminated by written notice if the Purchaser or any of its Affiliates materially breaches this Section 4.08 and does not cure such breach within ten (10) days after written notice thereof from the Seller.  Upon such termination of the license granted hereunder, and in any event upon the date that is six (6) months after the Closing Date, the Purchaser shall not use, and shall cause its Affiliates not to use, any of the Seller Names and Marks.

Section 4.09          Insurance.  From and after the Closing, (i) the Transferred Entities, the MCC Business, the Transferred Assets and the Assumed Liabilities, and the operations, assets and Liabilities in respect thereof, shall cease to be insured by any of the Seller’s or its Affiliates’ insurance policies or by any of their self-insured programs, and (ii) neither the Purchaser nor any of its Affiliates (including, for the avoidance of doubt, the Transferred Entities) shall have any access, right, title or interest in or to any such insurance policies or self-insured programs (including to all claims and rights to make claims and all rights to proceeds) to cover the MCC Business, the Transferred Assets or the Assumed Liabilities, or the operations, assets or Liabilities in respect thereof.  From and after the Closing, the Purchaser shall be responsible for securing all insurance it considers appropriate for the MCC Business, the Transferred Assets and the Assumed Liabilities, and the operations, assets and Liabilities in respect thereof.  Notwithstanding the foregoing, to the extent recovery is permissible on the face of the Seller’s insurance policies, the Seller agrees to use Commercially Reasonable Efforts to cooperate with the Purchaser to seek recovery under the Seller’s insurance policies for the benefit of the Purchaser and its Affiliates (including, for the avoidance of doubt, the Transferred Entities) for Losses incurred by the Purchaser and its Affiliates (including, for the avoidance of doubt, a Transferred Entity) following the Closing in accordance with the Purchaser’s subrogation rights under Section 2.06; provided, that, such cooperation shall be further limited to matters that the Seller reported under its insurance policies prior to the Closing, that were subsequently accepted by the insurance carrier(s), and for which coverage is not available to the Transferred Entities under similar policies or programs which have been obtained by the Purchaser.

Section 4.10          Post-Closing Transfers.

(a)            If at any time following the Closing, any Party (or any Affiliate of such Party) shall receive or otherwise possess any asset or Liability that is allocated to the other Party pursuant to this Agreement or any Ancillary Agreement, such Party shall (or shall cause its Affiliate to) (the “Transferor Party”) reasonably promptly transfer, or cause to be transferred, such asset (each, a “Non-Transferred Asset”) or liability (each, a “Non-Transferred Liability”), as the case may be, to the other Party (or to such Party’s Affiliate) (the “Transferee Party”) entitled to such Non-Transferred Asset or responsible for such Non-Transferred Liability, as the case may be, and the Transferee Party entitled to such Non-Transferred Asset or responsible for such Non-Transferred Liability shall accept such Non-Transferred Asset or accept, assume and agree faithfully to perform or discharge such Non-Transferred Liability, as applicable.  If any transfer or assignment of any Non-Transferred Asset under this Section 4.10 is unable to be consummated promptly for any reason, then, insofar as reasonably possible, the Transferor Party retaining such Non-Transferred Asset shall thereafter hold such Non-Transferred Asset for the use and benefit of the Transferee Party entitled thereto.  In addition, the Transferor Party retaining such Non-Transferred Asset shall, insofar as reasonably possible and to the extent permitted by Law, take such actions as may be reasonably requested by the Transferee Party to whom such Non-Transferred Asset is to be transferred or assigned, in order to place such Transferee Party in a substantially similar position as if such Non-Transferred Asset had been transferred as contemplated hereby and so that all the benefits and burdens relating to such Non-Transferred Asset, including use, risk of loss, Tax costs, potential for gain, and dominion, control and command over such Non-Transferred Asset, is to inure from and after the Closing to the Transferee Party.  The reasonable out-of-pocket costs and expenses associated with any such transfers or assignments of Non-Transferred Assets or assumption of Non-Transferred Liabilities, including reasonable attorneys’ fees and all recording or similar fees, shall be borne by the Party that would have been responsible for such costs and expenses if the transfer, assignment or assumption had occurred at or prior to the Closing.  This Section 4.10 shall not apply with respect to any Non-Assignable Asset.

(b)            At the request of the Purchaser, the Seller shall, or shall cause its Subsidiaries to electronically transfer any of the Transferred Assets (including any software) that can be transmitted electronically, without incurring additional cost and expense or any disruption or interference to the Seller or any of its Subsidiaries, to the Purchaser promptly following the Closing.  If the Purchaser is able to electronically transfer any such Transferred Assets following a request from the Purchaser, the Seller shall not deliver, and shall ensure that none of the Seller’s Subsidiaries or any of its or their respective Representatives delivers, any such Transferred Asset to the Purchaser on any tangible medium.

Section 4.11          No Financing Contingencies.  The Parties acknowledge and agree that neither the obtaining nor the availability or funding of any financing shall constitute a condition to the Purchaser’s obligation to timely consummate the transactions contemplated by this Agreement as required hereby.

Section 4.12         Shared Contracts.  With respect to the Shared Contracts, the Seller, the Purchaser and their respective Affiliates shall be entitled to continue to derive benefits, and required to assume any obligations and economic burdens attributable to such benefits, following the Closing in accordance with the terms of this Section 4.12.  From the date hereof until the date that is twelve (12) months after the Closing Date, the Parties and their Affiliates shall use their Commercially Reasonable Efforts to enter into or to grant, and to cause each third party counterparty to a Shared Contract to enter into or to grant, any such new agreements or consents as are reasonably necessary to permit the Seller and its Affiliates or the Purchaser and its Affiliates (including the Transferred Entities) to derive such benefits, and assume such obligations and economic burdens, on an independent basis following the Closing; provided, that, none of the Seller, the Purchaser or any of their respective Affiliates shall be required to offer or grant any financial or nonfinancial accommodation in connection therewith that the granting Party in its reasonable judgement determines would be material.  If, on the Closing Date, any such third party agreement or consent is not obtained, the Seller and the Purchaser shall cooperate in a mutually acceptable arrangement under which the Seller and its Affiliates or the Purchaser and its Affiliates (including the Transferred Entities) would, in compliance with Law, obtain the appropriate benefits and assume the related obligations and bear the related economic burdens in respect of such Shared Contracts, including by means of subcontracting, sublicensing or subleasing arrangements, or enforcement by the party to such Shared Contract for the benefit (and at the expense) of the other Party or any of its Affiliates (as applicable) that is an intended beneficiary thereof pursuant to this Section 4.12.

Section 4.13         Termination of Affiliate Contracts.  Except for this Agreement, any Ancillary Agreement or as set forth on Section 4.13 of the Seller Disclosure Letter, at or prior to the Closing, the Seller shall terminate, or cause to be terminated, all Affiliate Contracts and shall cause each Transferred Entity to be released from all covenants, agreements, liabilities and obligations under such Affiliate Contracts, whether arising prior to, at or after the Closing, in each case, to be effective at or prior to the Closing; provided, that, for the avoidance of doubt, no such releases shall be effective with respect to this Agreement, the Ancillary Agreements or any Affiliate Contract set forth on Section 4.13 of the Seller Disclosure Letter.

Section 4.14          Intercompany Arrangements.

(a)            All intercompany (payables and receivables) accounts between the Seller or any of its Subsidiaries (including the Transferred Entities), on the one hand, and any Non-RBC Entity, on the other hand, shall be settled by means of a deemed distribution (in the case of any net receivable held by any such Transferred Entity) or a deemed contribution (in the case of any net payable held by any such Transferred Entity) to or from such entity’s parent without the need for any further documentation, immediately prior to the Closing.

(b)            All intercompany (payables and receivables) accounts between the Seller or any of its Subsidiaries (other than the Transferred Entities), on the one hand, and any RBC Entity, on the other hand, shall be settled in accordance with the Reference Adjusted Statutory Capital Schedule.

(c)            All intercompany (payables and receivables) accounts between the Seller or any of its Subsidiaries (other than the Transferred Entities), on the one hand, and SWH MA, on the other hand, shall be settled in accordance with the Insolvency Protection Reserve Requirement Capital Schedule.

(d)            For the avoidance of doubt, none of the actions contemplated by this Section 4.14 will release or otherwise eliminate any claims or benefits under any Affiliate Contract set forth on Section 4.13 of the Seller Disclosure Letter relating to breach of such Agreement by an Affiliate of any Transferred Entity.

Section 4.15         Guarantees; Other Obligations.  At or before the Closing, the Purchaser shall use its reasonable best efforts, and the Seller and its Affiliates shall cooperate with the Purchaser, to (a) arrange for substitute letters of credit, surety bonds, guarantees of the Purchaser and other obligations to replace (i) the Seller Guarantees set forth on Section 3.01(n)(xii) of the Disclosure Letter and (ii) any Seller Guarantees entered into in accordance with Section 4.01(a)(xi) (collectively, the “Approved Seller Guarantees”) or (b) assume all obligations under each Approved Seller Guarantee, obtaining from the creditor, beneficiary or other counterparty a full release (in a form satisfactory to the Seller) of all parties liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other obligations to a beneficiary or counterparty in connection with amounts drawn under the Approved Seller Guarantees. To the extent the beneficiary or counterparty under any Approved Seller Guarantees does not accept any such substitute letter of credit, guarantee of the Purchaser or other obligation proffered by the Purchaser, the Purchaser shall (x) indemnify, defend and hold harmless the Seller and its Affiliates, and reimburse the Seller and its Affiliates for, all amounts paid (including costs or expenses) in connection with such Approved Seller Guarantee, including the Seller’s and its Affiliates’ expenses in maintaining such Approved Seller Guarantees, whether or not any such Approved Seller Guarantee is drawn upon or required to be performed, and shall in any event promptly reimburse the Seller and its Affiliates to the extent any Approved Seller Guarantee is called upon and any of the Seller or its Affiliates makes any payment or is obligated to reimburse the party issuing the Approved Seller Guarantee and (y) not without the Seller’s prior written consent, amend in any manner adverse to the Seller or any of its Affiliates, or extend (or permit the extension of), any Approved Seller Guarantee or any obligation supported by any Approved Seller Guarantee.  At the request of the Seller, and at any time any of the Seller’s or its Affiliate’s obligations under any Approved Seller Guarantee have not been irrevocably released, the Purchaser shall provide the Seller Parties and their Affiliates with letters of credit or a surety bond(s), issued by an issuer reasonably acceptable to the Seller, in an amount equal to the Seller’s and their Affiliates’ entire potential liability pursuant to the immediately preceding sentence.  Any such letter of credit, guarantee, performance bond or other financial assurance obligation shall not expire, terminate or be cancelled until the Seller and its Affiliates are irrevocably and unconditionally fully released from the entire potential liability with respect to all Approved Seller Guarantees.

Section 4.16            Non-Solicitation; Non-Competition.

(a)            For the period from the Closing Date through the twelve (12) month anniversary of the Closing Date, (i) the Purchaser shall not, directly or indirectly, solicit, induce or attempt to influence any director, officer or senior executive to terminate his or her employment relationship with the Seller or any of its Affiliates and (ii) the Seller shall not, directly or indirectly, solicit, induce or attempt to influence any director, officer or senior executive to terminate his or her employment relationship with the Purchaser or its Affiliates, including the Transferred Entities; provided, however, that this Section 4.16(a) shall not prohibit (i) any advertisement or general solicitation that is not specifically targeted at the Persons covered by this Section 4.16(a) or (ii) the solicitation of any such Persons covered by this Section 4.16(a) whose employment with a Party terminates after the Closing without cause and at least six (6) months prior to the initiation of any employment discussions with the other Party or its Affiliates.

(b)            For the period from the Closing Date through the twelve (12) month anniversary of the Closing Date, the Seller and its Subsidiaries shall not, directly or indirectly, engage in the business of contracting with state Medicaid agencies and CMS to manage, on either a risk-based or non-risk based basis, total medical benefits (including acute and primary care services managed on a combined basis with pharmacy and/or behavioral health services) or long-term support services for Medicaid (both mandatory and optional) and dual eligible Medicaid and Medicare populations. Further, for the avoidance of doubt, this Section 4.16(b) shall not prohibit the Seller or its Subsidiaries from engaging in the activities described in the last sentence of the definition of MCC Business or any activities contemplated by the Commercial Agreements.  Nothing herein shall prohibit any Person from (i) being a passive owner of not more than five percent (5%) of the outstanding stock of any class of a corporation which is publicly traded, so long as such Person has no active participation in the business of such corporation or (ii) engaging in any line of business or holding any interests in any Person that such Person engages in or holds as of immediately prior to the consummation of the transactions contemplated hereby.

Section 4.17            Disclosure Updates.  At any time up to ten (10) Business Days prior to the Closing Date, the Seller shall have the right to supplement or amend the Seller Disclosure Letter (each, a “Schedule Update”) to the extent that the Seller becomes aware of any matter arising between the date of this Agreement and the Closing Date which, if existing or occurring at the date of this Agreement, (i) would constitute a breach of a representation or warranty set forth in Section 3.01, or (ii) would have been required to be set forth or described in the Seller Disclosure Letter or is otherwise necessary to correct any information in the Seller Disclosure Letter that has been rendered inaccurate thereby.  Notwithstanding the foregoing, Schedule Updates will not impact (i) any Purchaser Indemnified Party’s right to make claims under Section 2.06 or (ii) the satisfaction of the conditions set forth in Article V.

Section 4.18             Commercial Agreements.  From the date of this Agreement through the Closing Date, the Parties shall negotiate in good faith to finalize the Commercial Agreements, each consistent with the terms of the applicable Letter Agreement, so that such agreements are effective as of the Closing Date.

Section 4.19             Transition Services Schedule.  No less than sixty (60) days prior to the Closing Date, the Purchaser may, on written notice to the Seller, remove (i) any Services set forth on Schedule 2.1(a) of the Transition Services Agreement, in whole but not in part, and (ii) solely with respect to Information Technology Services, all Recipient Entities except for Florida MHS, Inc. (“MCC Florida”) from Schedule 2.1(a) of the Transition Services Agreement, in each case (i) and (ii), with corresponding fee reductions for the fees allocated in such schedule to the removed Services and Recipient Entities, as applicable.  Any removal of Services in accordance with the immediately preceding sentence will be subject to the restrictions set forth in the Transition Services Agreement regarding Dependent Services, and such removed Services shall be deemed and included as Excluded Services under the Transition Services Agreement.  Prior to the Closing, the Purchaser and the Seller shall: (x) mutually agree to and set forth in Schedule 2.1(a) of the Transition Services Agreement (i) the form and content of reports to be delivered by the Service Provider for MCC Florida and (ii) cybersecurity Service Standards for the Services and related Systems used to deliver the Services (which Service Standards shall, at a minimum, meet and be consistent with Industry Standards); and (y) work collaboratively to (i) complete the Purchaser’s standard security assessment questionnaire for the Services and related Systems and (ii) finalize the related security provisions in the Transition Services Agreement.  Any capitalized terms used but not defined in this Section 4.19 shall have meaning set forth in the draft Transition Services Agreement attached as an exhibit hereto.

Section 4.20            R&W Policy Matters.  The Seller shall use Commercially Reasonable Efforts to assist the Purchaser in obtaining a buy-side representation and warranty insurance policy in respect of the representations and warranties contained in this Agreement or in any certificate or other instrument contemplated by or delivered in connection with this Agreement (such policy, a “R&W Policy”).  All premiums, underwriting fees, brokers’ commissions and other costs and expenses related to procuring such R&W Policy shall be borne solely by the Purchaser.  The Parties acknowledge and agree that obtaining and binding the R&W Policy shall not be a condition to the obligations of any Party to consummate the transactions contemplated hereby.  After binding and prior to the Closing, the Purchaser shall not amend or modify the R&W Policy in a manner adverse to the Seller without the prior consent of the Seller (not to be unreasonably withheld, conditioned or delayed).

ARTICLE V
CONDITIONS PRECEDENT

Section 5.01         Conditions to Each Party’s Obligation to Effect the Transactions.  The obligation of each Party to effect the Closing is subject to the satisfaction or waiver (by such Party) at or prior to the Closing of the following conditions:

(a)            Antitrust.  The waiting period (and any extension of such period) under the HSR Act shall have expired or been earlier terminated (the “HSR Clearance”).

(b)          Health Regulatory Law Authorizations.  The consents, authorizations, orders, permits and approvals set forth on Section 5.01(b) of the Seller Disclosure Letter shall have been filed, occurred or been obtained.

(c)            No Legal Restraints.  No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits the consummation of the transactions on the terms contemplated by this Agreement (any such Law or Order, a “Legal Restraint”).

Section 5.02          Conditions to Obligations of the Seller.  The obligation of the Seller to effect the Closing is further subject to the satisfaction or waiver (by the Seller) at or prior to the Closing of the following conditions:

(a)            Representations and Warranties.  (i) The representations and warranties of the Purchaser in this Agreement (other than the Fundamental Representations of the Purchaser) shall be true and correct (without giving effect to any limitation as to “materiality” or “Purchaser Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such date (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time), except where the failure of such representations and warranties to be true and correct, would not individually or in the aggregate, reasonably be expected to result in a Purchaser Material Adverse Effect, and (ii) the Fundamental Representations of the Purchaser shall be true and correct (without giving effect to any limitation as to “materiality” or “Purchaser Material Adverse Effect” set forth therein) in all material respects at and as of the Closing Date as if made at and as of such date (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time).

(b)           Performance of Covenants and Agreements of the Purchaser.  The Purchaser shall have performed in all material respects all covenants and obligations required to be performed and complied by them under this Agreement at or prior to the Closing.

(c)            Officer’s Certificate.  The Seller shall have received a certificate signed on behalf of the Purchaser by an executive officer of the Purchaser certifying the satisfaction by the Purchaser of the conditions set forth in Section 5.02(a) and Section 5.02(b).

(d)            Deliverables.  The Purchaser shall have delivered each of the items set forth in Section 1.06(b) to the Seller.

Section 5.03        Conditions to Obligations of the Purchaser.  The obligation of the Purchaser to effect the Closing is further subject to the satisfaction or waiver (by the Purchaser) at or prior to the Closing of the following conditions:

(a)           Representations and Warranties of the Seller. (i) The representations and warranties of the Seller in this Agreement (other than the Fundamental Representations of the Seller) shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such date (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time), except where the failure of such representations and warranties to be true and correct, would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect and (ii) the Fundamental Representations of the Seller shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) in all material respects at and as of the Closing Date as if made at and as of such date (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time).

(b)           Performance of Covenants and Agreements of the Seller.  The Seller shall have performed in all material respects all covenants and obligations required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c)            Absence of Material Adverse Effect.  Since the date of this Agreement, no Material Adverse Effect shall have occurred and be continuing.

(d)           Officer’s Certificates.  The Purchaser shall have received a certificate signed on behalf of the Seller by an executive officer of the Seller certifying the satisfaction by the Seller of the conditions set forth in Section 5.03(a) and Section 5.03(b).

(e)            Deliverables.  The Seller shall have delivered each of the items set forth in Section 1.06(a) to the Purchaser.

ARTICLE VI
TERMINATION

Section 6.01         Termination Rights; Termination Procedure.

(a)           Termination by Mutual Agreement.  The Seller and the Purchaser shall have the right to terminate this Agreement at any time prior to the Closing by mutual written agreement.

(b)           Termination by Either the Seller or the Purchaser.  Each Party shall have the right to terminate this Agreement, at any time prior to the Closing, if:

(i)            the Closing shall not have occurred by the six (6) month anniversary of the date of this Agreement (the “Termination Date”); provided, that, the right to terminate this Agreement under this Section 6.01(b)(i) shall not be available to any Party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure of the Closing to be consummated prior to the Termination Date; provided, further, that the Termination Date may be extended by either Party, in its respective sole discretion, on one or more occasions (A) for up to a total of an additional ninety (90) days if on the Termination Date (or any subsequent date to which the Termination Date has been extended that is fewer than ninety (90) days after the Termination Date) the conditions set forth in Section 5.01(a) or Section 5.01(b) are not satisfied or waived but all other conditions to Closing have been satisfied or waived (or, in the case of conditions that by their nature are to be satisfied at the Closing or on the Closing Date, are reasonably capable of being satisfied on such date), (B) for up to a total of an additional ninety (90) days if the Termination Date has been extended for a total of an additional ninety (90) days pursuant to Section 6.01(b)(i)(A) and the conditions set forth in Section 5.01(a) or Section 5.01(b) remain unsatisfied as of the end of such ninety (90) day period, but all other conditions to Closing have been satisfied or waived (or, in the case of conditions that by their nature are to be satisfied at the Closing or on the Closing Date, are reasonably capable of being satisfied on such date) and neither the Seller nor the Purchaser have in good faith identified any material issue that would lead either to reasonably believe that the conditions set forth in Section 5.01(a) or Section 5.01(b) would not be satisfied if the Termination Date was extended for an additional ninety (90) days and (C) for up to a total of an additional ninety (90) days if the Termination Date has been extended for a total of an additional ninety (90) days pursuant to Section 6.01(b)(i)(B) and the conditions set forth in Section 5.01(a) or Section 5.01(b) remain unsatisfied as of the end of such ninety (90) day period, but all other conditions to Closing have been satisfied or waived (or, in the case of conditions that by their nature are to be satisfied at the Closing or on the Closing Date, are reasonably capable of being satisfied on such date) and neither the Seller nor the Purchaser have in good faith identified any material issue that would lead either to reasonably believe that the conditions set forth in Section 5.01(a) or Section 5.01(b) would not be satisfied if the Termination Date was extended for an additional ninety (90) days; or

 (ii)            any Legal Restraint shall become final and non-appealable.

(c)           Termination by the Seller.  The Seller shall have the right to terminate this Agreement, at any time prior to the Closing, if:

(i)            there has been a breach of any representation, warranty, covenant or agreement made by the Purchaser in this Agreement, or any representation and warranty shall have become untrue after the date of this Agreement, such that Section 5.02(a) or Section 5.02(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (A) thirty (30) days following notice to the Purchaser from the Seller of such breach or failure and (B) the Termination Date; provided, that, the Seller shall not have the right to terminate this Agreement pursuant to this Section 6.01(c)(i) if the Seller is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement; or

(ii)           if (A) the conditions to Closing set forth in Section 5.01 and Section 5.02 have been satisfied or waived (other than those conditions that, by their terms, are to be satisfied at Closing; provided, that, those conditions would have been satisfied if the Closing were to occur on such date), (B) the Purchaser fails to consummate the Closing within two (2) Business Days of the date the Closing should have occurred pursuant to Section 1.05, (C) the Seller has confirmed by written notice to the Purchaser that it is ready, willing and able to consummate the Closing on the date of such written notice and throughout the immediately subsequent three (3) Business Day period and (D) the Purchaser fails to consummate the Closing within three (3) Business Days following receipt of such written notice.

(d)          Termination by the Purchaser.  The Purchaser shall have the right to terminate this Agreement, at any time prior to the Closing, if:

(i)            there has been a breach of any representation, warranty, covenant or agreement made by the Seller in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 5.03(a) or Section 5.03(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (A) thirty (30) days following written notice to the Seller from the Purchaser of such breach or failure and (B) the Termination Date; provided, that, the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 6.01(d) if the Purchaser is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement; or

(ii)            if (A) the conditions to Closing set forth in Section 5.01 and Section 5.03 have been satisfied or waived (other than those conditions that, by their terms, are to be satisfied at Closing; provided, that, those conditions would have been satisfied if the Closing were to occur on such date), (B) the Seller fails to consummate the Closing within two (2) Business Days of the date the Closing should have occurred pursuant to Section 1.05, (C) the Purchaser has confirmed by written notice to the Seller that it is ready, willing and able to consummate the Closing on the date of such written notice and throughout the immediately subsequent three (3) Business Day period and (D) the Seller fails to consummate the Closing within three (3) Business Days following receipt of such written notice.

(e)         Termination Procedure.  This Agreement may be terminated only pursuant to Section 6.01(a) - (d).  In order to terminate this Agreement pursuant to Section 6.01(a) - (d), the Party desiring to terminate this Agreement shall give written notice of such termination to the other Parties in accordance with Section 9.03, specifying the provision of this Agreement pursuant to which such termination is affected.

Section 6.02        Effect of Termination and Abandonment.  In the event of termination of this Agreement pursuant to Section 6.01, this Agreement shall immediately become void and have no effect without any liability or obligation on the part of the Seller or the Purchaser (or any stockholder, Affiliate or Representative thereof), whether arising before or after such termination, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter of this Agreement (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity); provided, however, that in the event of a valid termination pursuant to Section 6.01, nothing in this Agreement shall relieve any Party from liability for any Willful Breach of this Agreement prior to such termination.

ARTICLE VII
TAX MATTERS

Section 7.01         MCC of Virginia. The Parties shall treat the transfer of the Transferred Equity Interests of Magellan Complete Care of Virginia LLC (“MCC of Virginia”) under this Agreement as an “applicable asset acquisition” of the assets of MCC of Virginia within the meaning of Section 1060 of the Code (and similar provisions of state and local Law) and neither the Seller nor the Purchaser shall, nor shall they permit their respective Affiliates to, file any Tax Return or other document with, or make any statement or declaration to, any Taxing Authority that is inconsistent with such treatment, except (x) pursuant to Section 7.07(d) with respect to the Section 338(h)(10) Election with respect to the Transferred Equity Interests of MCC of Virginia, which the Parties shall treat as a protective election or (y) as otherwise required by a final determination within the meaning of Section 1313(a) of the Code.

Section 7.02           Tax Returns.

(a)            The Seller, at the Seller’s sole expense, shall prepare and timely file, or shall cause to be prepared and timely filed, (i) all combined, consolidated or unitary income Tax Returns that include the Seller or any of its Affiliates (other than the Transferred Entities), on the one hand, and any of the Transferred Entities, on the other hand, (“Combined Income Tax Returns”), (ii) except as provided below, all Tax Returns (other than Combined Income Tax Returns) required to be filed by or with respect to the Transferred Entities and the Transferred Assets for all Pre-Closing Tax Periods (other than any Straddle Period).  Following the Closing, the Purchaser or the Transferred Entities, as applicable, shall timely remit or cause to be timely remitted all Taxes shown as due on all such non-Income Tax Returns filed after the Closing.  The Seller shall timely remit, or cause to be timely remitted, all Taxes shown as due on all such Income Tax Returns.  If any position reflected on any Tax Return of a Transferred Entity for Pre-Closing Tax Periods (other than any Straddle Period) could reasonably be expected to affect the Tax liability of the Purchaser (with respect to the Transferred Entities) or the Transferred Entities in any Post-Closing Tax Period, the Seller shall provide to the Purchaser a copy of such Tax Return or an applicable pro forma statement (and any other information in the possession of the Seller reasonably requested by the  Purchaser relevant for determining the impact on the Tax liability of the Purchaser (with respect to the Transferred Entities) and the Transferred Entities in any Post-Closing Tax Period of such Tax Return) for the Purchaser’s review, and the Seller shall consider  in good faith any reasonable comments made by the Purchaser with respect to such Tax Return or pro forma statements within ten (10) Business Days of receipt thereof.  The Purchaser shall timely file or cause to be timely filed all such non-Income Tax Returns referred to in clause (ii) above that are due to be filed by the Transferred Entities following the Closing within five (5) Business Days of receipt of such Tax Returns from the Seller.  The Purchaser and the Seller shall reconcile amounts paid by the Purchaser pursuant to this Section 7.02(a) every six (6) months commencing on the first six (6)-month anniversary of the Closing Date and continuing thereafter until six (6) months following the filing of the last non-Income Tax Return pursuant to this Section 7.02.  In the event the amount of non-Income Taxes that are accrued or otherwise reflected in the calculation of the Post-Closing Adjustment in accordance with Section 1.10 exceeds the cumulative amount remitted by the Purchaser, the Purchaser shall promptly pay such excess to the Seller.  If the cumulative amount remitted exceeds the amount of non-Income Taxes that are accrued or otherwise reflected in the calculation of the Post-Closing Adjustment in accordance with Section 1.10, the Seller shall promptly pay such excess to the Purchaser.

(b)           The Purchaser shall promptly provide (or cause to be provided) to the Seller, in accordance with Section 7.04(a), any information related to the Transferred Entities, the Transferred Assets, the Assumed Liabilities or the MCC Business in the possession of the Purchaser reasonably requested by the Seller to facilitate the preparation and filing of any Tax Returns described in Section 7.02(a), if the Seller does not otherwise have access to the underlying books and records necessary to prepare such information.

(c)            For purposes of apportioning Taxes in connection with any Straddle Period, (i) in the case of Taxes based upon or related to income, payroll, sales, premiums or receipts, the amount of any such Taxes allocable to the portion of the Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date, and (ii) in the case of Taxes other than Taxes described in clause (i), the amount of such Taxes allocable to the portion of the Straddle Period ending on the Closing Date shall be the product of (x) the amount of such Taxes for the entire period and (y) a fraction the numerator of which is the number of calendar days in the period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire period.

(d)            The Purchaser, at the Purchaser’s sole expense, shall prepare and timely file, or shall cause to be prepared and timely filed all Straddle Period Tax Returns of the Transferred Entities and all Straddle Period Tax Returns relating solely to the Transferred Assets (other than those filed by the Seller pursuant to Section 7.02(a)) and shall timely remit, or cause to be timely remitted, all Taxes due in respect of such Tax Returns.  Not later than fifteen (15) Business Days prior to the due date (taking into account any extensions validly obtained) for the filing of any Tax Return required to be filed by the Purchaser under this Section 7.02(d), the Purchaser shall provide to the Seller a copy of such Tax Return or an applicable pro forma statement (and any other information in the possession of the Purchaser reasonably requested by the Seller relevant for determining the amount of any Pre-Closing Taxes with respect to such Tax Return, if any) for the Seller’s review, and the Purchaser shall consider in good faith any reasonable comments made by the Seller with respect to such Tax Return or pro forma statement within ten (10) Business Days of receipt thereof.  Not later than three (3) Business Days before the due date for the payment of Taxes shown as due on any such Tax Returns, the Seller shall pay to the Purchaser an amount equal to such Taxes, if any, reflected on the pro forma statements (as revised to reflect the Seller’s reasonable comments to the extent described above), less the amount of any such non-Income Taxes that are accrued or otherwise reflected in the calculation of the Post-Closing Adjustment in accordance with Section 1.10.  In the event the amount of non-Income Taxes that are accrued or otherwise reflected in the calculation of the Post-Closing Adjustment in accordance with Section 1.10 exceed the amount reflected, the Purchaser shall promptly pay such excess to the Seller.

Section 7.03          Tax Contests.

(a)            If any Taxing Authority notifies the Purchaser or any of its Affiliates of a Tax Claim that relates to Pre-Closing Taxes, then the Purchaser shall promptly provide written notice thereof to the Seller.  Such notice shall include a copy of the relevant portion of any correspondence received from the Taxing Authority.

(b)            The Seller shall have the sole right and obligation to control, at its own expense, any Tax Claim relating solely to Tax Returns of the Transferred Entities for Pre-Closing Tax Periods (other than Straddle Periods), Tax Returns relating to the Transferred Assets for Pre-Closing Tax Periods (other than Straddle Periods) and Combined Income Tax Returns; provided, however, that with respect to any Tax Claim (other than any Tax Claim relating to any Combined Income Tax Returns), the outcome of which could reasonably be expected to increase the Tax liability of the Purchaser, any Transferred Entity or any of their Affiliates (other than as a result of an issue being raised by a Taxing Authority which merely by the application of the same or similar principles could be expected to result in a proposed deficiency for any Post-Closing Tax Period), the Seller shall provide copies of material written correspondence between the Seller and the Taxing Authority relating to such Tax Claim (subject to redaction of information unrelated to such Tax Claim).

(c)            The Purchaser shall have the sole right and obligation to control, at its own expense, any Tax Claim relating solely to the Straddle Period Tax Returns of the Transferred Entities and the Straddle Period Tax Returns relating solely to the Transferred Assets; provided, however, that with respect to any such Tax Claim the outcome of which could reasonably be expected to increase the amount of Pre-Closing Taxes or Taxes that are Excluded Liabilities (as described in Section 2.04(e)) other than as a result of an issue being raised by a Taxing Authority which merely by the application of the same or similar principles could be expected to result in a proposed deficiency for any subsequent taxable period, the Purchaser shall (i) provide copies of material written correspondence between the Purchaser and the Taxing Authority relating to such Tax Claim (subject to redaction of information unrelated to such Tax Claim) and (ii) not settle, compromise or abandon any such Tax Claim without obtaining the prior written consent of the Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(d)            The Purchaser shall have the sole right and obligation to control, at its own expense, any Tax Claim relating solely to Tax Returns of the Transferred Entities for Post-Closing Tax Periods (other than Straddle Periods); provided, however, with respect to any such Tax Claim (other than any such Tax Claim relating to any combined, consolidated or unitary income Tax Return) the outcome of which could reasonably be expected to increase the amount of Pre-Closing Taxes or Taxes that are Excluded Liabilities (as described in Section 2.04(e)) other than as a result of an issue being raised by a Taxing Authority which merely by the application of the same or similar principles could be expected to result in a proposed deficiency for any Pre-Closing Tax Period, the Purchaser shall provide copies of material written correspondence between the Purchaser and the Taxing Authority relating to such Tax Claim (subject to redaction of information unrelated to such Tax Claim).

(e)            Notwithstanding anything to the contrary in this Agreement, (i) the Seller shall have the exclusive right to control in all respects, and none of the Purchaser or any of its Affiliates shall be entitled to participate in, any Tax Claim with respect to any Tax Return of the Seller or any of its Affiliates (other than the Transferred Entities) that does not relate to the Transferred Assets, the Transferred Entities or the MCC Business and the Seller shall not be required to provide any Person with any such Tax Return or copy thereof in respect of such Tax Claim, and (ii) the Purchaser shall have the exclusive right to control in all respects, and none of the Seller nor any of its Affiliates shall be entitled to participate in, any Tax Claim with respect to any Tax Return of the Purchaser or any of its Affiliates (other than the Transferred Entities) that does not relate to the Transferred Assets, the Transferred Entities or the MCC Business and the Purchaser shall not be required to provide any Person with any such Tax Return or copy thereof in respect of such Tax Claim.

(f)            Notwithstanding anything to the contrary in this Agreement, the provisions of this Section 7.03 shall apply to Third-Party Claims related to Taxes.

Section 7.04          Cooperation and Exchange of Information.

(a)          Not more than thirty (30) days following receipt of a request from a Party, the other Party shall, and shall cause its Affiliates to, provide to the requesting Party a package of Tax information materials within the possession of such other Party or its advisors, including schedules and work papers, requested by the requesting Party to enable the requesting Party to prepare and file all Tax Returns required to be prepared and filed by it pursuant to Section 7.02.

(b)            Each Party shall, and shall cause its Affiliates to, provide to the other Party such cooperation, documentation and information as either of them reasonably may request in connection with (i) filing any Tax Return (including Tax Returns required to be filed pursuant to Section 7.02(a)(ii)), amended Tax Return or claim for refund, (ii) determining a liability for Taxes or an indemnity obligation under Section 2.06 or Section 7.10 or a right to a refund for Taxes or (iii) preparing for or conducting the defense of any Tax Claim.

(c)            Each Party shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters of the Transferred Entities (or with respect to the Transferred Assets, the Assumed Liabilities and the MCC Business) for their respective taxable periods beginning before the Closing Date until the later of (i) the expiration of the statute of limitations for the taxable periods to which the Tax Returns and other documents relate and (ii) seven (7) years following the due date (without extension) for such Tax Returns.  Thereafter, the Party holding such Tax Returns or other documents may dispose of them unless the other Party first provides reasonable notice that it intends to take possession of such Tax Returns and other documents at such other Party’s expense.  Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided.

Section 7.05       Tax Sharing Agreements.  The Seller shall terminate or cause to be terminated, at or before the Closing, all Tax sharing, allocation or indemnification agreements (other than this Agreement, any agreement exclusively between or among the Transferred Entities or any agreement not primarily related to Taxes), if any, to which any of the Transferred Entities, on the one hand, and any of the Non-MCC Entities, on the other hand, are parties, and none of the Transferred Entities, or any of their respective Affiliates, shall have any rights or obligations thereunder after the Closing.

Section 7.06          Refunds .  The Seller shall be entitled to all refunds of Pre-Closing Taxes or Taxes that are Excluded Liabilities (as described in Section 2.04(e)) or credits in lieu of such refunds, except to the extent such refunds or credits in lieu of such refunds are accrued as an asset in the calculation of the Post-Closing Adjustment in accordance with Section 1.10.  The Purchaser shall pay, or cause its Affiliates to pay, to the Seller the amount of any such refunds or credits to which the Seller is entitled pursuant to the preceding sentence in readily available funds within thirty (30) days of the actual receipt of the refund or credit or the application of such refund or credit, in each case net of any reasonable, documented out-of-pocket costs (including Taxes) of the Purchaser or its Affiliates incurred in connection with such refund or credit.  To the extent permitted under applicable Law, all such Tax refunds will be claimed in cash rather than as a credit against future Tax liabilities.  Neither the Purchaser nor any of its Affiliates shall carry back any item of loss, deduction or credit which arises in any Post-Closing Tax Period to any Pre-Closing Tax Period.  If any refund or credit paid over to the Seller pursuant to this Section 7.06 is subsequently disallowed or recaptured in whole or in part, the Seller shall promptly return such excess to the Purchaser; provided, that, in no event shall the Seller be obligated to return any amounts to the Purchaser pursuant to this Section 7.06 in excess of the amounts it received from the Purchaser pursuant to this Section 7.06. For the avoidance of doubt, this Section 7.06 shall not apply to reimbursements in connection with ACA Insurer Taxes and any related Tax gross-ups.

Section 7.07          Post-Closing Actions and Elections.

(a)            Without the prior written consent of the Seller (which consent shall not be unreasonably withheld, conditioned or delayed), the Purchaser shall not, and shall cause its Affiliates not to (i) amend, refile, revoke or otherwise modify any Tax Return of the Transferred Entities relating to any Pre-Closing Taxes (ii) voluntarily approach any Taxing Authority regarding Pre-Closing Taxes or (iii) except as otherwise contemplated by this Agreement, take any action with respect to the MCC Business on the Closing Date after the Closing that is outside the Ordinary Course of Business.

(b)           The Parties shall apply the “next day” rule of Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) (and similar provisions of state and local Law) with respect to any actions taken pursuant to Section 4.04(e) on the Closing Date.

(c)            Except as otherwise provided in Section 7.07(d) and notwithstanding anything to the contrary contained herein, the Purchaser shall not make, and shall cause its Affiliates (including the Transferred Entities) not to make any election with respect to any Transferred Entity (including any election pursuant to Section 338 of the Code or Treasury Regulation Section 301.7701-3), which election would be effective on or prior to the Closing Date.

(d)           The Purchaser and the Seller shall jointly complete and make elections under Section 338(h)(10) of the Code with respect to the purchase and sale of the equity interests of MCC Florida, MCC Arizona and MCC of Virginia, in each case on IRS Form 8023 or in such other manner as may be required by Treasury Regulations, and shall jointly make comparable elections in the manner required under any analogous provisions of state or local Law concerning the transactions contemplated by this Agreement (any such election under the Code or other Law, a “Section 338(h)(10) Election”).  The Parties agree that the Section 338(h)(10) Election with respect to the Transferred Equity Interests of MCC of Virginia shall be treated as a protective election.  The Purchaser shall, with the assistance and cooperation of the Seller, prepare or cause to be prepared all such forms required for making any Section 338(h)(10) Election, including any attachments to IRS Form 8023 (and all forms under analogous provisions of state or local Law), in accordance with all applicable Laws and consistent with the Adjusted Allocations (to the extent the Adjusted Allocations are agreed by the Parties pursuant to Section 1.07), and the Purchaser shall deliver such forms and related documents to the Seller within ten (10) days following the date the Purchaser provides the Seller the Adjusted Non-SWH Allocation pursuant to Section 1.07.  The Seller shall return such forms to the Purchaser no later than ten (10) days after receipt thereof from the Purchaser.

Section 7.08         Transfer Taxes.  Notwithstanding anything to the contrary in this Agreement, the Purchaser and the Seller shall each be responsible for one-half of all Transfer Taxes and related fees imposed on or payable in connection with the transactions contemplated by this Agreement. The Party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns at such Party’s sole cost and expense and promptly provide a copy of such Tax Return to the other Party.  The Seller and the Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

Section 7.09         Non-Transferred Assets.  Notwithstanding anything to the contrary in Section 4.10, to the extent not prohibited by applicable Tax Laws, the Seller and the Purchaser agree to treat and report, and to cause their respective Affiliates to treat and report, on their Tax Returns, any Non-Transferred Assets as assets owned by the Transferee Party after the Closing.

Section 7.10          Tax Indemnification.

(a)          From and after the Closing, the Seller shall indemnify and hold the Purchaser Indemnified Parties harmless from all Pre-Closing Taxes and any reasonable out-of-pocket legal and accounting fees and reasonable out-of-pocket expenses incurred in connection therewith.

(b)            Notwithstanding anything in this Agreement to the contrary:

 (i)            the Purchaser Indemnified Parties shall not have any right to indemnification under this Section 7.10 with respect to, or based on, Taxes to the extent such Taxes (A) are due to the unavailability of any net operating losses, credits or other Tax attributes in any Post-Closing Tax Period, (B) result from transactions or actions taken by the Purchaser Indemnified Parties on the Closing Date after the Closing which are outside of the Ordinary Course of Business to the extent such transactions or actions are not contemplated by this Agreement, or (C)  are accrued or otherwise reflected in the calculation of the Post-Closing Adjustment in accordance with Section 1.10 (and, for the avoidance of doubt, the Seller shall have no obligation under this Agreement to pay any Taxes described in this clause (C)); and

(ii)            the indemnification obligation of the Seller under this Section 7.10 shall be subject to the provisions of Section 2.06(f)(iv).

(c)          If the Seller makes any payment to a Purchaser Indemnified Party pursuant to the provisions of this Section 7.10, the Seller shall be subrogated to all rights of the Purchaser Indemnified Party in respect of any Losses or Taxes indemnified by the Seller provided that such subrogation could not reasonably be expected to have an adverse effect on the operations, affairs, customer or supplier relationships or prospects of the MCC Business; provided, however, that the Seller’s right to subrogation with respect to insurance carriers shall not be subject to the proviso in the immediately preceding sentence; provided, further, that the Seller’s right to subrogation shall at all times be limited by the terms of the R&W Policy to the extent the R&W Policy specifically limits or restricts such right.

(d)          The indemnification rights of the Purchaser Indemnified Parties under this Section 7.10 shall survive in full force and effect until the expiration of the applicable statute of limitations, at which time they shall terminate and no claims shall be made for indemnification under this Section 7.10 thereafter.

(e)           All indemnification payments under this Agreement shall be treated as adjustments to the Purchase Price for income Tax purposes to the extent consistent with applicable Law.

Section 7.11         Written Notice.  A Purchaser Indemnified Party’s failure to give reasonably prompt written notice to the Seller of any actual, threatened or possible claim or demand that might give rise to a right of indemnification under Section 7.10 or rights with respect to participation or otherwise with respect to a Tax Claim pursuant to Section 7.03 shall not relieve the Seller of any Liability that the Seller may have to the Purchaser Indemnified Party unless the failure to give such written notice actually prejudiced the Seller with respect to such claim.

ARTICLE VIII
EMPLOYEE MATTERS

Section 8.01          Offer of Employment; Continuation of Employment.

(a)           No later than thirty (30) days prior to the Closing, the Purchaser shall, or shall cause its Affiliates to, provide an offer letter offering employment, the terms and conditions of which shall include the compensation, benefits, and other terms set forth below in this Section 8.01(a), effective as of the Closing, to each individual who, immediately prior to the Closing is a MCC Business Employee, except where a MCC Business Employee’s employment transfers automatically to the Purchaser or its Affiliates as a result of transactions contemplated by this Agreement, whether pursuant to applicable Law or as a result of the transfer to the Purchaser of the Transferred Equity Interests (including, for the avoidance of doubt, any MCC Business Employees who remain employed by any of the Transferred Entities as of the Closing).

(b)            For the period commencing at the Closing and ending on the first (1st) anniversary of the Closing Date (the “Continuation Period”), the Purchaser shall, or shall cause its Affiliates to, provide to each MCC Business Employee: (i) the same general location of employment and a comparable position, in each case, as in effect immediately prior to the Closing, (ii) annual base salary and base wages and cash incentive compensation opportunities, in each case, that are no less favorable than the annual base salary and base wages and cash incentive compensation opportunities provided to such MCC Business Employee as of immediately prior to Closing, and (iii) employee benefits that are substantially comparable in the aggregate to the employee benefits provided to such MCC Business Employee as of the date hereof.  Each MCC Business Employee who accepts employment with the Purchaser and its Affiliates as of the Closing, or whose employment continues with the Transferred Entities, the Purchaser or any of their respective Affiliates as of the Closing, shall be referred to herein as a “Transferred Employee.”  The Seller shall, and shall cause its Affiliates to, use Commercially Reasonable Efforts to assist the Purchaser and its Affiliates in their reasonable efforts to extend offers to the MCC Business Employees in accordance with the terms hereof, including by using Commercially Reasonable Efforts to provide the Purchaser and its Affiliates, after the date hereof and prior to the Closing, with reasonable access to the MCC Business Employees, as reasonably requested by the Purchaser.

(c)           Terms and Conditions of Employment.  In the case of Transferred Employees not primarily based in the U.S., the Purchaser and its Affiliates shall, in addition to meeting the requirements of Section 8.01(a), comply with any additional obligations or employment standards arising under applicable Laws governing the terms and conditions of employment.

(d)           Bonuses.  As of the Closing Date, the Purchaser shall assume all obligations in respect of the performance period that includes the Closing Date to each Transferred Employee pursuant to any cash incentive or bonus program covering such Transferred Employee as of the Closing Date.  Consistent with the Purchaser’s obligations under Section 8.01(a), the Purchaser shall, or shall cause its Affiliates to, maintain the same targets under the cash incentive or bonus programs in effect prior to the Closing Date for the applicable performance measurement period which includes the Closing Date, and the amount that shall be paid to each Transferred Employee for the period through the Closing Date shall be no less than the amount accrued as of the Closing Date; provided, that, any such obligations assumed by the Purchaser shall be included in the calculation of the Net Asset Value.

(e)            Vacation and Paid Time Off.  Effective as of the Closing Date, the Purchaser shall, or shall cause its Affiliates to, to the extent permitted by applicable Law and subject to any required consents, assume or retain, as the case may be, all obligations of the Seller and its Affiliates for the accrued and unused vacation and paid time off of the Transferred Employees and former employees of the MCC Business, and shall reimburse the Seller and its Affiliates for any accrued and unused vacation and paid time off required to be paid by the Seller or its Affiliates to any Transferred Employees or former employees of the MCC Business at or following the Closing; provided, that, any such obligations assumed by, or repaid by, the Purchaser shall be included in the calculation of the Net Asset Value.  Transferred Employees shall be permitted to use such accrued and unused vacation and paid time off in accordance with Purchaser’s policies and procedures, as in effect from time to time. Neither the Seller nor any of its Affiliates shall have any obligation or liability to pay or provide any vacation or paid time off payments claimed by any Transferred Employee after the Closing Date.

(f)            Severance Benefits.  The Purchaser shall indemnify the Seller and its Affiliates against any claims and Losses for payments in lieu of notice or severance or termination payments, penalties, compensation or expenses in respect of an MCC Business Employee which arise (whether pursuant to contract, customary practice or applicable Law) as a result of the Purchaser or its Affiliates failing to make an offer of employment that complies with Section 8.01(a) to each MCC Business Employee.  In addition, the Purchaser shall, or shall cause its Affiliates to, provide severance benefits to any Transferred Employee who is terminated during the Continuation Period in an amount that is no less favorable than the severance benefits (including severance payments, transition payments and continued health coverage) set forth on Section 8.01(f) of the Seller Disclosure Letter, at the time of termination.

(g)             Retention Plan.  Prior to Closing, the Seller shall institute a retention program with respect to the MCC Business Employees mutually selected prior to the date hereof by the Seller and the Purchaser, which program shall provide for cash bonus for MCC Business Employees.  Retention payments under such program shall be made by the Purchaser following the Closing in accordance with the terms of thereof; provided, that, fifty-percent (50%) of the retention obligations under such program, including employer-side payroll taxes applicable to such fifty-percent (50%) portion of the retention obligations, shall be included in the calculation of the Net Asset Value.

(h)            Assumption of Employee Liabilities.  The Purchaser or its Affiliates shall assume or retain, as the case may be, any and all Liabilities relating to, arising out of, or resulting from the employment or services, or termination of employment of any MCC Business Employee who is a Transferred Employee, to the extent such Liabilities arise prior to, at or after the Closing.

(i)            Assumption of Assumed Employee Plans.  The Purchaser or its Affiliates shall assume all Liabilities and assets with respect to, each Assumed Employee Plan and shall assume or discharge all Liabilities under such Assumed Employee Plan.  The Seller and its Affiliates shall have no Liability for Assumed Employee Plans; provided, that, any such obligations assumed by the Purchaser which constitute severance benefits or other current liabilities of Seller or any of its Affiliates shall be included in the calculation of the Net Asset Value.

(j)            Participation in Employee Plans other than Assumed Employee Plans.  Except as otherwise specifically provided in this Agreement or as required by the Employee Plans, all MCC Business Employees will cease, effective as of the Closing Date, any participation in, and any benefit accrual under, each Employee Plan that is not an Assumed Employee Plan.  The Seller and its Affiliates shall take all necessary actions to effect such cessation of MCC Business Employees under such Employee Plans that are not Assumed Employee Plans.

(k)            COBRA.  From and after the Closing Date, the Purchaser shall (or shall cause its Affiliates to) (i) assume all obligations to provide continued health coverage in accordance with COBRA to Transferred Employees and their qualified beneficiaries who elect the health coverage offered by the Purchaser or any of its Affiliates, regardless of the time of their qualifying event, including all obligations with respect to all health claims incurred on or after the Closing Date, and (ii) to the extent Transferred Employees and their qualified beneficiaries who experience a qualifying event in connection with the Closing (for example, because of a resulting change in employer) elect COBRA coverage under an Employee Plan that is not an Assumed Employee Plan instead of the coverage offered by the Purchaser or its Affiliates, reimburse the Seller and its Affiliates for the costs incurred in providing such COBRA coverage.

(l)            Flexible Spending Accounts.  The Seller and the Purchaser shall take all actions necessary or appropriate so that, effective as of the Closing Date, (i) the account balances (whether positive or negative) (the “Transferred FSA Balances”) under any applicable flexible spending plans of the Seller or its Affiliates (collectively, the “Seller FSA Plans”) of the Transferred Employees who are participants in the Seller FSA Plans shall be transferred to one or more comparable plans of the Purchaser or its Affiliates (collectively, the “Purchaser FSA Plans”), (ii) the elections, contribution levels and coverage levels of such Transferred Employees for the plan year of transfer shall apply under the Purchaser FSA Plans in the same manner as under the Seller FSA Plans; and (iii) such Transferred Employees shall be reimbursed from the Purchaser FSA Plans for claims incurred at any time during the plan year of the Seller FSA Plans in which the Closing Date occurs that are submitted to the Purchaser FSA Plans from and after the Closing Date on the same basis and the same terms and conditions as under the Seller FSA Plans.  As soon as practicable after the Closing Date, and in any event within fifteen (15) Business Days after the amount of the Transferred FSA Balances is determined, the Seller shall pay the Purchaser the net aggregate amount of the Transferred FSA Balances, if such amount is positive, and the Purchaser shall pay the Seller the net aggregate amount of the Transferred FSA Balances, if such amount is negative.

(m)           401(k) Plan.  In accordance with its terms, the Magellan Health, Inc. Retirement Savings Plan (the “Seller 401(k) Plan”) shall provide Transferred Employees with a right to elect a distribution from the Seller 401(k) Plan to a qualified defined contribution plan sponsored by the Purchaser or its Affiliates (the “Purchaser 401(k) Plan”), and the Purchaser 401(k) Plan shall accept the rollover of any “eligible rollover distribution” (within the meaning of Section 402(c)(4) of the Code) from the Seller 401(k) Plan, including plan loans.

(n)           Credit for Service; Health Care Coordination.  The Purchaser shall provide each Transferred Employee with credit for his or her years of service with the Seller and any of its Subsidiaries, including the Transferred Entities (and any predecessors), prior to the Closing for purposes of eligibility to participate, vesting and benefit accrual rates under the employee benefit plans of the Purchaser and its Affiliates after the Closing if and to the extent such service was credited under a comparable Employee Plan in which the Transferred Employee participated in immediately prior to the Closing; provided, that, the foregoing shall not apply for benefit accrual purposes under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits for the same period of service.  The Purchaser shall, or shall cause its Affiliates to, provide that no pre-existing conditions, exclusions or waiting periods shall apply to the Transferred Employees and their respective covered dependents under the group health plans provided for such Transferred Employees, except to the extent such condition or exclusion was applicable to an individual Transferred Employee and his or her covered dependents prior to the Closing under the comparable Employee Plans.  To the extent the Transferred Employees begin participating in any Purchaser group health plan, the Purchaser shall provide each Transferred Employee and his or her covered dependents with credit for deductibles, co-insurance, copayments and out-of-pocket requirements paid during the portion of the plan year in which the Purchaser plan is introduced and prior to the Transferred Employee’s participation in such Purchaser group health plan in satisfying any applicable deductible, co-insurance, co-payments or out-of-pocket requirements.

(o)          WARN Compliance.

(i)            The Seller shall be solely responsible for providing any notice and paying any obligations or other Losses required, as well as any and all liability arising directly or indirectly, under the WARN Act, or its state or local equivalents, as a result of the transactions contemplated by this Agreement, including, but not limited to, in respect to any mass layoff, termination, or relocation by the Seller of the employment of any of its employees at or prior to the Closing.  The Seller acknowledges and agrees that the Purchaser does not assume or agree to discharge any obligations of the Seller under COBRA with respect to any current or former employees of the Seller terminated at or prior to the Closing.  The Seller shall indemnify, defend, and hold harmless the Purchaser from and against any and all liabilities, damages, costs, and expenses with respect to any liability assessed upon or incurred by the Purchaser that is the responsibility of the Seller under this Section 8.01(o)(i).

(ii)            The Purchaser shall be solely responsible for providing any notice and paying any obligations or other Losses required, as well as any and all liability arising directly or indirectly, under the WARN Act, as a result of any “employment losses” (as defined by the WARN Act) suffered by Transferred Employees following the Closing. The Purchaser acknowledges and agrees that the Seller does not assume or agree to discharge any obligations of the Purchaser under COBRA with respect to any Transferred Employees terminated after the Closing. The Purchaser shall indemnify, defend, and hold harmless the Seller from and against any and all liabilities, damages, costs, and expenses with respect to any liability assessed upon or incurred by the Seller that is the responsibility of the Purchaser under this Section 8.01(o)(ii).

(p)         Effect of Agreement; No Third-Party Beneficiaries.  Notwithstanding anything herein to the contrary, each of the Seller and the Purchaser hereby acknowledges and agrees, on behalf of itself and on behalf of its Affiliates, that all provisions contained in this Article VIII are included for the sole benefit of the parties hereto, and that nothing in this Agreement, whether express or implied, shall (i) be treated as an amendment or other modification of any Employee Plan or other employee benefit plan, agreement or other arrangement or (ii) create any third party beneficiary or other right (A) in any other Person, including any current or former director, officer, employee or independent contractor of any of the Seller, the Transferred Entities or any of their respective Affiliates or any participant in any Employee Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof), or (B) to continued employment with the Purchaser, the Seller, the Transferred Entities or any of their respective Affiliates.  Notwithstanding anything in this Article VIII to the contrary, to the extent any provision of this Article VIII conflicts with applicable Law, applicable Law shall govern.

ARTICLE IX
GENERAL PROVISIONS

Section 9.01         Modification or Amendment.  Subject to the provisions of applicable Law, at any time prior to the Closing, this Agreement (including any schedules, annexes or exhibits hereto, the Seller Disclosure Letter and the Purchaser Disclosure Letter) may be amended, modified or supplemented in writing by the Parties hereto.

Section 9.02          Waiver.

(a)            Any provision of this Agreement may be waived prior to the Closing if, and only if, such waiver is in writing and signed by the Party against whom the waiver is to be effective.

(b)            No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 9.03       Notices.  Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, when delivered by email with receipt confirmed, to the following e-mail address for such Party:

if to the Purchaser:

Molina Healthcare, Inc.
200 Oceangate, Suite 100
Long Beach, California 90802
Attention: Jeff Barlow, Chief Legal Officer
                  Burt Park, Deputy General Counsel
Email:       jeff.barlow@molinahealthcare.com
                  burt.park@molinahealthcare.com

with copies to (which shall not constitute notice):

Sheppard Mullin Richter & Hampton, LLP
1901 Avenue of the Stars #1600
Century City, CA 90067
Attention: Aytan Dahukey, Esq.
                  Eric Klein, Esq.
Email:       adahukey@sheppardmullin.com
                  eklein@sheppardmullin.com

if to the Seller:

Magellan Health, Inc.
4801 E. Washington Street
Phoenix, Arizona
Attention:  David Haddock
Email:        haddockd@magellanhealth.com

with copies to (which shall not constitute notice):

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Attention: Raymond O. Gietz
Email:       raymond.gietz@weil.com

or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above.

Section 9.04       Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof so long as either the economic or legal substance of the transactions contemplated hereby is not affected in a manner materially adverse to any Party or such Party waives its rights under this Section 9.04 with respect thereto.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision negotiated in good faith by the Parties shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction, in each case, so long as either the economic or legal substance of the transactions contemplated hereby is not affected in a manner materially adverse to any Party or such Party waives its rights under this Section 9.04 with respect thereto.

Section 9.05      Counterparts; Effectiveness.  This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties hereto and delivered to the other Parties hereto.

Section 9.06     Entire Agreement.  This Agreement (including any schedules, annexes or exhibits hereto, the Seller Disclosure Letter and the Purchaser Disclosure Letter) and the Confidentiality Agreements constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.

Section 9.07      No Third-Party Beneficiaries.  Except as provided in Section 2.06, Section 4.07 and Section 7.10, each Party agrees that (A) their respective representations, warranties, covenants and agreements set forth in this Agreement are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement and (B) this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies under this Agreement, including the right to rely upon the representations and warranties set forth in this Agreement

Section 9.08        Governing Law and Venue; Waiver of Jury Trial.

(a)            THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF.  ANY AND ALL CLAIMS, CONTROVERSIES AND CAUSES OF ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER SOUNDING IN CONTRACT, TORT OR STATUTE, SHALL BE GOVERNED BY THE LAW OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CONFLICT OF LAWS OR OTHER RULE THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF A DIFFERENT JURISDICTION.

(b)            Each of the Parties (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any Action relating to this Agreement or any of the transactions contemplated hereby in any court other than the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware, (iv) waives any objection that it may now or hereafter have to the venue of any such Action in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware or that such Action was brought in an inconvenient court and agrees not to plead or claim the same and (v) consents to service being made through the notice procedures set forth in Section 9.03.  Each of the Seller and the Purchaser hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.03 shall be effective service of process for any Action in connection with this Agreement or the transactions contemplated hereby.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(c)            EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.08(C).

Section 9.09          Assignment.  This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the Parties, and any assignment without such consent shall be null and void; provided, that, the Purchaser shall be entitled to assign its obligations hereunder to an Affiliate of the Purchaser, but no such assignment shall relieve the Purchaser of any liability or obligation hereunder.

Section 9.10           Specific Performance.

(a)          The Parties acknowledge and agree that irreparable damage would occur and that the Parties would not have any adequate remedy at Law in the event that any of the obligations, undertakings, covenants or agreements of the Parties were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor.  It is accordingly agreed that the Seller, on the one hand, and the Purchaser, on the other hand, shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement by the other Party, and to enforce specifically the terms and provisions of this Agreement by a decree of specific performance, in accordance with Section 9.08 of this Agreement, without the necessity of proving actual harm or damages or posting a bond or other security therefor, this being in addition to any other remedy to which such Party is entitled at law or in equity, and each Party agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance or other equitable remedy is not an appropriate remedy for any reason at law or in equity.  Each Party further agrees that it shall not take any position in any legal proceeding concerning this Agreement that is contrary to the terms of this Section 9.10.  The Purchaser shall cause its Affiliates to perform its respective obligations under this Agreement.

(b)            For the avoidance of doubt, in no event shall the exercise of a Party’s right to seek specific performance pursuant to this Section 9.10 reduce, restrict or otherwise limit such Party’s right to terminate this Agreement pursuant to Article VI and/or pursue all applicable remedies at law to the extent not limited by this Agreement.

Section 9.11          Further Assurances.  If at any time before or after the Closing, the Purchaser or the Seller reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the transactions contemplated by this Agreement or to carry out the purposes and intent of this Agreement at or after the Closing, then the Purchaser and the Seller and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the transactions contemplated by this Agreement and to carry out the purposes and intent of this Agreement.

Section 9.12         Interpretation.

(a)           The table of contents and the Article, Section and paragraph headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.  Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The word “or” when used in this Agreement is not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(b)            The Parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 9.13           Definitions.  For purposes of this Agreement, each of the following capitalized terms has the meaning specified in this Section 9.13:

“ACA Insurer Taxes” means Health Insurer Fees (HIF) under §9010 of the Patient Protection and Affordable Care Act and the related regulations.

“Accounting Principles” means the accounting principles, practices and methodologies set forth in Exhibit B.

“Accounts Receivable Accrual” means the aggregate dollar amount attributable to the premium capitation receivables for services performed by the RBC Entities and/or SWH MA, as applicable, with respect to the period of time prior to the Measurement Time.

“Action” means any action, controversy, complaint, inquiry, grievance, hearing, suit (whether in contract or tort or otherwise), mediation, arbitration, demand, notice of proceeding, administrative proceeding, litigation or proceeding (whether at law or in equity, whether civil or criminal) by or before any arbitrator, Governmental Entity or intermediary contractor of a Governmental Entity.

“Adjusted Statutory Capital” means an amount equal to the total capital and surplus of each of the RBC Entities, calculated as of the Measurement Time and in accordance with the Applicable RBC Entity Accounting Principles; provided, however, that in no event shall Adjusted Statutory Capital (or any components thereof) include any Tax assets or liabilities (other than non-Income Tax assets and liabilities and amounts owed to the Transferred Entities and their Affiliates as reimbursements in connection with ACA Insurer Taxes and any related Tax gross-ups).

“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person.

“Affiliate Contract” means any Contract between the Seller or any of its Subsidiaries (other than the Transferred Entities), on the one hand, and any Transferred Entity on the other hand, other than any Ancillary Agreement.

“AlphaCare Stock” means the issued and outstanding shares of capital stock of AlphaCare Holdings, Inc. held by the Business Seller.

“Ancillary Agreements” means the Assignment and Assumption Agreement and Bill of Sale, the Transition Services Agreement and any other Contract entered into, or any document or certificate delivered in connection with, this Agreement.

“Antitrust Laws” means the HSR Act and the other federal, state and foreign statutes, rules, regulations, orders, decrees and other Laws and Orders set forth in Section 4.04(a) of the Seller Disclosure Letter that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or competition.

“Applicable Date” means December 31, 2017.

“Applicable RBC Entity Accounting Principles” means the accounting principles, practices and methodologies set forth in Exhibit C.

“Assignment and Assumption Agreement and Bill of Sale” means the Assignment and Assumption Agreement and Bill of Sale, dated as of the Closing Date, by and between the Seller and the Purchaser, substantially in the form of Exhibit D.

“Assumed Employee Plan” means each Employee Plan listed on Section 2.01(h) of the Seller Disclosure Letter.

“Bankruptcy and Equity Exception” means bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

“Business Day” means any day of the year on which banks are not required or authorized by Law to close in New York City.

“Cash” means (a) cash and cash equivalents (that are convertible to cash within the meaning of GAAP), including cash in banks, marketable securities, short-term investments and other cash equivalent instruments (whether in hand or credited to any account with any banking, financial or similar institution), all interest thereon and inbound checks and outstanding wires less (b) outstanding outbound checks and outstanding outbound wires, in each case calculated in accordance with the Accounting Principles and less (c) Restricted Cash.

“Closing Date Cash” means, without duplication, all Cash of the Non-RBC Entities as of the Measurement Time.

“Closing Date Indebtedness” means, without duplication, all Indebtedness of the Non-RBC Entities as of the Measurement Time.

“CMS” shall mean the United States Department of Health and Human Services Centers for Medicare and Medicaid Services.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commercial Agreements” mean (i) the Services Agreement to be entered into at Closing between the Seller (or its applicable Subsidiary) and the Purchaser (or its applicable Subsidiary) for the provision of behavioral health care services, (ii) the Services Agreement to be entered into at Closing between the Seller (or its applicable Subsidiary) and the Purchaser (or its applicable Subsidiary) for the provision of utilization management services and (iii) the Services Agreement to be entered into at Closing between the Seller (or its applicable Subsidiary) and the Purchaser (or its applicable Subsidiary) for the provision of medical pharmacy services, each consistent with the terms of the applicable Letter Agreement.

“Commercially Reasonable Efforts” means, where applied to carrying out specific tasks and obligations of a party (on its own and/or acting through any of its Affiliates, agents or subcontractors), expending reasonable, diligent, good faith efforts and resources to accomplish such task or obligation as a similarly situated Person would normally use to accomplish a similar task or obligation under similar circumstances.

“Confidentiality Agreements” means (i) that certain Confidentiality Agreement, dated March 18, 2019, by and between the Seller and the Purchaser, as amended by that certain First Amendment, dated February 11, 2020, as further amended by that certain Side Letter, dated March 19, 2020; and (ii) that certain Clean Room Agreement, dated September 18, 2019, by and between the Seller and the Purchaser, as amended by that certain First Amendment, dated March 4, 2020.

“Contract” means any agreement, lease, license, contract, consent, settlement, note, mortgage, indenture, arrangement, understanding or other obligation, excluding any Employee Plan.

“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.  The terms “Controlled by”, “Controlled”, “under common Control with” and “Controlling” shall have correlative meanings.

“Employee Plan” means any benefit or compensation plan, policy, program or arrangement maintained, sponsored or contributed to by the Seller or any of its Subsidiaries covering MCC Business Employees, including “employee benefit plans” within the meaning of Section 3(3) of the ERISA, and any incentive, bonus, deferred compensation, stock purchase, employment, retirement, severance, restricted stock, stock option, stock appreciation rights or stock based plans, excluding any statutory plans required pursuant to applicable Law.

“Enrollee” means an individual eligible for Medicare and/or Medicaid who is enrolled in the health care benefit program offered by a Transferred Entity pursuant to a Government Program Contract.

“Environmental Laws” means any Law or Order relating to pollution, public or worker health or safety, or the protection of the environment or natural resources.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Fraud” means actual and intentional fraud with respect to the making of the representations and warranties set forth in this Agreement as qualified by the Seller Disclosure Letter; provided, that, such actual and intentional fraud shall only be deemed to exist if the individuals included in Section 9.13(a) of the Seller Disclosure Letter (in the case of any claim for Fraud with respect to the representations and warranties set forth in Section 3.01) or Section 9.13 of the Purchaser Disclosure Letter (in the case of any claim for Fraud with respect to the representations and warranties set forth in Section 3.02) had actual knowledge (as opposed to constructive knowledge) that the representations and warranties were actually breached or otherwise false, with the specific intention that the claiming Person rely thereon to its detriment.

“Fundamental Representations” means the representations and warranties in Section 3.01(a) (Organization, Good Standing and Qualification), Section 3.01(b) (Capital Structure)  Section 3.01(c) (Corporate Authority; Approval), Section 3.02(a) (Organization, Good Standing and Qualification) and Section 3.02(b) (Corporate Authority; Approval).

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” means any domestic, foreign or transnational governmental, competition, executive or regulatory authority, court, agency, commission, body, board, ministry, bureau, commission, administrative or quasi-governmental body exercising governmental authority or other legislative, executive or judicial governmental entity or self-regulatory agency; provided, that, if any of the foregoing Persons is a customer of the MCC Business, such Person shall not be considered a Governmental Entity to the extent acting solely in its capacity as a customer of the MCC Business.

“Health Care Programs” means all lines of business, programs and types of services offered by the Seller or any of its Subsidiaries that involve or relate to providing, arranging to provide, reimbursing, or otherwise administering health care services, as applicable, including Federal Health Care Programs, commercial risk (individual, small group, large group), workers compensation, the Federal Employees Health Benefits Program, the Children’s Health Insurance Program, TRICARE, administrative services only and network rental, including self-funded group health plans.

“Health Regulatory Laws” means any Law relating to healthcare, pharmacy regulation, health insurance, managed care or related regulatory matters, including, to the extent applicable, (A) the Federal Health Care Program Anti-Kickback Statute (42 U.S.C. § 1320a-7b) and any state anti-kickback Law; (B) the Federal Ethics in Patient Referrals Act (42 U.S.C. § 1395nn) and any state Law affecting self-referrals; (C) the Federal False Claims Act (31 U.S.C. §§ 3729, et seq.) and any state Law false claims prohibitions; (D) the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a and 1320a-7b); (E) the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.) and the Federal Health Care Fraud Law (18 U.S.C. § 1347); (F) the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended; (G) any state or federal Laws governing the privacy, security, transmission or protection of health care information belonging to individuals or entities, including HIPAA; (H) the Federal Food Drug and Cosmetic Act, 21 U.S.C. §§ 301 et seq.; (I) the Controlled Substances Act, 21 U.S.C. §§ 801 et seq. and any state Law related to the sale, storage, distribution, or manufacture of controlled substances; (J) Section 340B of the Public Health Service Act, 42 U.S.C. § 256b; (K) Medicare (Title XVIII of the Social Security Act), including Part D Requirements; (L) Medicaid (Title XIX of the Social Security Act) and state Medicaid Laws; (M) the Affordable Care Act; (N) state Law regulating insurance, insurance products, and health maintenance organizations, including form and rate filing, reserving, marketing, investment, financial, claims, underwriting, and premium collection and refunding; (O) state Law regulating independent adjusters, quality improvement organizations, or substantially similar types of functions; (P) state Law regulating the provision of administrative, management or other services related to any Health Care Programs, including the including the administration of health care claims or benefits or processing or payment for health care items and services, treatment or supplies furnished by providers, including the provision of the services of pharmacy benefit managers, third party administrators, third party prescription program administrators, utilization review agents and persons performing quality assurance, credentialing, and coordination of benefits, prescription drug discount plan operators and/or substantially similar types of functions; (Q) state Law regulating consumer protection or unfair trade practices or the claims made or promotional or marketing efforts undertaken by the Seller or any of its Subsidiaries; (R) state Law regulating the operation of pharmacies; (S) state prompt pay Laws; (T) state licensure, permitting, and registration Laws; (U) quality, safety and accreditation standards and requirements; (V) state fee-splitting Laws and Laws related to the corporate practice of medicine or other health professions; (W) The Mental Health Parity and Addiction Equity Act of 2008; and (X) any federal, state or local statute or regulation relevant to false statements or claims including: (I) making or causing to be made a false statement or representation of a material fact to any Governmental Entity; or (II) knowingly and willfully making or causing to be made any false statement or representation of a material fact for use in determining rights to any benefit, payment or permit.  For the avoidance of doubt, any reference to any Health Regulatory Law shall include such Health Regulatory Law’s implementing rules, regulations, and guidance.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended and supplemented by the Health Information Technology for Economic and Clinical Health Act (Pub. L. No. 111-5) and the implementing regulations of each, when each is effective and as each is amended from time to time.

“HIPAA Commitments” means those PCT Laws for “Protected Health Information” or “Electronic Protected Health Information” (as those terms are defined in 45 CFR § 160.103).

 “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Taxes” means all Taxes based upon, measured by, or calculated with respect to net income, franchise or profits (but not any gross income Taxes and not any withholding Taxes other than withholding Taxes that are imposed as an advance or pre-payment of income Taxes), and all Taxes substantially similar thereto.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations or undertakings for borrowed money (including deposits or advances of any kind to such Person); (ii) all obligations evidenced by bonds, debentures, notes or similar instruments; (iii) any obligation for a lease classified as a capital lease in the Financial Statements or required to be capitalized in accordance with GAAP; (iv) any obligation of the MCC Business for deferred purchase price with respect to the acquisition of any business, asset or securities, whether contingent or otherwise, all amounts owed under any earn-out or similar performance payment with respect to the acquisition of any business, asset or securities, at the maximum value, whether contingent or not, or any seller notes or post-closing true-up obligations; (v) any obligation of the MCC Business with respect to interest rate protection agreements, interest rate swap agreements, foreign currency exchange agreements or other hedging agreements or arrangements; (vi) any obligation secured by a Lien on any property of the MCC Business; (viii) any declared but unpaid dividends; and (vii) all guarantees of any of the obligations set forth in clauses (i) through (vii); and (ix) all accrued and unpaid interest, fees, penalty payments, breakage costs, premiums, charges and other expenses owing in respect of obligations of the kind referred to in clauses (i)-(viii) above.

“Insolvency Protection Reserve Capital” means the amount of reserve capital of SWH MA as of the open of business on the Closing Date calculated in accordance with the definitions and principles described in the Insolvency Protection Reserve Requirement Capital Schedule; provided, however, that in no event shall Insolvency Protection Reserve Capital (or any components thereof) include any Tax assets or liabilities (other than non-Income Tax assets and liabilities and amounts owed to the Transferred Entities and their Affiliates as reimbursements in connection with ACA Insurer Taxes and any related Tax gross-ups).

“Insolvency Protection Reserve Requirement” means the value under the column titled “Insolvency Protection Reserve Requirement” for SWH MA as of the Measurement Time in accordance with the definitions and principles described in the Insolvency Protection Reserve Requirement Capital Schedule.

“Insolvency Protection Reserve Requirement Capital Schedule” means the schedule set forth in Exhibit E in this Agreement and which sets forth the calculation methodology of the Insolvency Protection Reserve Capital for SWH MA.

“Intellectual Property” means collectively, (i) patents, patent applications and statutory invention registrations, (ii) registered or applied for trademarks or service marks and all related goodwill, (iii) domain names, (iv) copyrights and (v) trade secrets under applicable Law, including confidential and proprietary information.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means the Assigned IT Assets and all computer and other information technology systems of the Transferred Entities, including hardware, software, computer systems, databases, data rights and documentation, reference and resource materials relating thereto and all Contracts and contractual rights associated with any of the foregoing.

“Knowledge of the Purchaser” means the actual knowledge of the individuals identified on Section 9.13 of the Purchaser Disclosure Letter.

“Knowledge of the Seller” means the actual knowledge of the individuals identified on Section 9.13(a) of the Seller Disclosure Letter after due inquiry with their respective direct reports.

“Law” means any applicable federal, state, local, foreign or transnational law, code, statute, ordinance, common law, rule, regulation, order, permit by law, enactment, ordinance, directive, policy, judgment, operating manual, decree or other decision, in each case, of any court or other tribunal or any other Governmental Entity.

“Lease” means any lease, sublease or license.

“Liability” means any liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether incurred or consequential and whether due or to become due).

“License” means any permit, license, certification, approval, registration, consent, authorization, franchise, concession, variance, exemption and order issued or granted by a Governmental Entity

“Lien” means any pledge, lien, charge, mortgage, encumbrance or security interest of any kind or nature whatsoever (including with respect to Intellectual Property), except as imposed by this Agreement, the Organizational Documents of the Transferred Entities or applicable securities Laws.

“Losses” means all losses, damages, costs and out-of-pocket expenses (including reasonable and documented attorneys’ fees); provided, however, that Losses shall not include indirect, special, incidental, punitive or exemplary damages except for indirect, special, incidental, punitive or exemplary damages actually due to a Third Party.

“Material Adverse Effect” means any change, event, occurrence, development, circumstance, condition or effect that, individually or in the aggregate, (x) has or would reasonably be expected to have a material adverse effect on the financial condition, properties, assets, business or results of operations of the MCC Business, taken as a whole, or (y) has or would reasonably be expected to prevent or materially impair or delay the ability of the Seller Parties to consummate the transactions contemplated by this Agreement, excluding, for the purposes of clause (x) of this definition, any such effect resulting from or arising in connection with: (1) changes in, or events generally affecting, the financial, securities or capital markets, (2) general economic or political conditions in the United States or any foreign jurisdiction in which the Seller or the Transferred Entities operate, including any changes in currency exchange rates, interest rates, monetary policy, budgetary constraints or inflation, (3) changes in, or events generally affecting, the industries in which the MCC Business operates, (4) any acts of war, sabotage, civil disobedience or terrorism or natural disasters (including hurricanes, tornadoes, floods or earthquakes), (5) any failure by the MCC Business to meet any internal or published budgets, projections, forecasts or predictions in respect of financial performance for any period, (6) a decline in the price of the Seller Common Stock, or a change in the trading volume of the Seller Common Stock, on the NASDAQ, provided that the exceptions in clauses (5) and (6) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Material Adverse Effect, (7) changes in Law, (8) changes in GAAP or SAP (or authoritative interpretation thereof), (9) the taking of any specific action expressly required by this Agreement or taken with the Purchaser’s written consent or the failure to take any specific action expressly prohibited by this Agreement, (10) the announcement or pendency (but, for the avoidance of doubt, not the consummation) of this Agreement or any other transaction agreement, either by the Seller or any other third party, including the impact thereof on the relationships with employees, customers, suppliers, distributors, partners, and other third parties with whom the Seller has a relationship, (11) any sustained pandemic arising from a virus, infectious disease or other contagion (including COVID-19 and any resulting change to any state, local or federal budgets or the financial condition of Providers) or (12) any of the matters for which the Seller has provided to the Purchaser Indemnified Parties indemnification pursuant to Section 2.06(b)(viii); provided, further, that the changes, effects, circumstances or developments set forth in the foregoing clauses (1), (2), (3), (4), (7), (8) and (11) shall be taken into account in determining whether a “Material Adverse Effect” has occurred to the extent such changes, effects, circumstances or developments have a disproportionate adverse effect on the MCC Business, taken as a whole, relative to other participants in the industries in which the MCC Business operates, but in such event, only the incremental disproportionate impact of such changes, effects, circumstances or developments shall be taken into account in determining whether a “Material Adverse Effect” has occurred. Notwithstanding the foregoing, it is acknowledged and agreed, that any change, event, occurrence, development, circumstance, condition or effect shall not be taken into account in determining whether a “Material Adverse Effect” has occurred to the extent resulting from or arising in connection with (i) the New York State Budget for FY 2020-2021 or (ii) changes adopted by CMS that would have the effect of preventing or delaying an increase in the Star Rating of the MCC Business’ health plans.

“Material Health Care Provider” means the top five (5) Providers in each of the State of New York, the Commonwealth of Virginia, the State of Florida, the State of Arizona and the Commonwealth of Massachusetts, based on annual aggregate payments made by or on behalf of the Transferred Entities for the fiscal year ended December 31, 2019.

“MCC Business” means the business currently conducted by the Seller and its Subsidiaries of contracting with state Medicaid agencies and CMS to manage, on either a risk-based or non-risk based basis, total medical benefits or long-term support services for Medicaid (both mandatory and optional) and dual eligible Medicaid and Medicare populations.  The MCC Business shall not include (i) contracting with any Person other than state Medicaid agencies or CMS or (ii) contracting with state Medicaid agencies or CMS (or any other person) for the provision or management of services other than long-term support services or services other than the total medical benefit, including, but not limited to, behavioral health, employee assistance programs, radiology, pharmacy, or other specialty services.

“MCC Business Employee” means each individual who is employed by the Seller or any of its Subsidiaries (including the Transferred Entities) and who provides a majority or all of their working hours or services to the MCC Business, including those employees on medical leave, family leave, military leave or personal leave under the policies of the Seller or any of its Subsidiaries, as applicable, excluding those employees set forth on Section 9.13(b) of the Seller Disclosure Letter (as the same may be updated prior to Closing by mutual agreement of the Parties) who will be assigned to the Behavioral Health division of the Seller. The Seller will determine in good faith between the date hereof and the Closing those employees of the Seller and its Subsidiaries that constitute MCC Business Employees.

“MCC Environmental Liabilities” means any Liability under or related to Environmental Laws arising from the ownership or operation of the MCC Business, the Transferred Entities or the Transferred Assets.

“MCC IP” means all Intellectual Property (a) owned by the Transferred Entities or (b) that is Assigned IP.

“Measurement Time” means 11:59 p.m. on the last calendar day prior to the Closing Date.

“Medical Claims” means, with respect to any measurement period, the aggregate dollar amount of claims incurred by the RBC Entities and SWH MA with respect to covered medical services provided prior to the Closing Date.

“Medical Claims Reserve” means the amount accrued or reserved by the RBC Entities and/or SWH MA, as applicable, for liabilities for Medical Claims incurred but not reported, incurred but pending or otherwise unpaid and all other actuarial liabilities and accruals (including profit share, risk share and all other similar items), in each case, calculated as of the Measurement Time in accordance with (1) SAP for the RBC Entities and (2) GAAP for SWH MA.

“Moelis” means Moelis & Company LLC.

“NASDAQ” means the NASDAQ Global Select Market.

“Net Asset Value” means the Transferred Assets set forth on the Reference Net Asset Value Schedule as of the Measurement Time minus the Assumed Liabilities set forth on the Reference Net Asset Value Schedule as of the Measurement Time, in each case calculated in accordance with the Accounting Principles.

“Net Working Capital” means the current assets of the Non-RBC Entities as of the Measurement Time minus the current liabilities of the Non-RBC Entities as of the Measurement Time, in each case including only those financial statement line items set forth in the Reference Net Working Capital Schedule and calculated in accordance with the Accounting Principles; provided, however, that in no event shall Net Working Capital (or any components thereof) include any Excluded Assets or Excluded Liabilities, any Tax assets or liabilities (other than non-Income Tax assets and liabilities and amounts owed to the Transferred Entities and their Affiliates as reimbursements in connection with ACA Insurer Taxes and any related Tax gross-ups) or any Restricted Cash.

“Non-MCC Entity” means the Seller and its Subsidiaries (other than a Transferred Entity).

“Non-RBC Entities” means each of the Transferred Entities, other than the RBC Entities and SWH MA.

“OCR” means U.S. Department of Health and Human Services Office for Civil Rights.

“Order” means any order, judgment, injunction, ruling, writ, award or decree of any Governmental Entity.

“Ordinary Course of Business” means the ordinary and usual course of normal day-to-day operations of the businesses of the Transferred Entities, as conducted by the Seller and the Transferred Entities prior to the date hereof consistent with past practice.

“Organizational Documents” means any corporate, partnership or limited liability organizational documents, including certificates or articles of incorporation, bylaws, certificates of formation, operating agreements (including limited liability company agreement and agreements of limited partnership), certificates of limited partnership, partnership agreements, stockholder agreements and certificates of existence, as applicable.

“Part D Requirements” means all rules, policies and requirements established for the operation of a qualified prescription drug coverage and set forth in Section 1860D-1 et seq. of the Social Security Act, and the regulations promulgated thereunder at 42 C.F.R. Part 423, each as may be amended, supplemented or interpreted by CMS from time to time.

“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council, as may be revised from time to time.

“PCT Laws” means all Laws, including but not limited to HIPAA, the Gramm-Leach-Bliley Act and the Telephone Consumer Protection Act, governing (a) privacy of Personal Information and NPI or (b) the collection, retention, use, storage, processing, transfer, disposal, destruction or disclosure of Personal Information and/or NPI, each of the foregoing clauses (a) and (b) above as and to the extent applicable to the Non-MCC Entities (solely with respect to the MCC Business) and the Transferred Entities.

“Permitted Liens” means (i) Liens for Taxes or other governmental charges not yet delinquent and payable or that are being contested in good faith by appropriate Proceedings, (ii) Liens arising in the Ordinary Course of Business in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens, (iii) Liens affecting the interest of the grantor of any easements benefiting owned real property and Liens of record attaching to real property, fixtures or leasehold improvements that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted, (iv) Liens specifically reflected in the consolidated balance sheet of the Seller as of December 31, 2019 and the notes thereto set forth in the Seller’s annual report on Form 10-K for the fiscal year ended December 31, 2019, (v) Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions, and other similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted and (vi) any license, covenant or other right to or under Intellectual Property.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means any data and other information that is capable of identifying a natural person, and is regulated by one or more Laws; provided, that, Personal Information includes “Protected Health Information” and “Electronic Protected Health Information” (as those terms are defined in 45 CFR § 160.103).

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on and including the Closing Date.

“Pre-Closing Taxes” means (regardless of any disclosure of any matter set forth in the Seller Disclosure Letter or any other disclosure schedule): (a) all Taxes of the Transferred Entities with respect to any Pre-Closing Tax Period (determined in the case of any Straddle Period in accordance with Section 7.02(c)); (b) all Taxes of another Person imposed on any Transferred Entity or for which any Transferred Entity or the Purchaser is liable (1) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) by reason of such Transferred Entity or any Seller Party having been a member of any combined, consolidated, affiliated or unitary tax group on or prior to the Closing Date, (2) by reason of any contract (other than (x) any customary commercial agreement entered into in the Ordinary Course of Business that is primarily not related to Taxes, such as a license, lease or credit agreement or (y) any employment agreement), in each case, entered into by any Transferred Entity prior to the Closing, or (3) by reason of the assumption, successor or transferee liability or by operation of law, in each case, with respect to any event or transaction relating to the Transferred Entities occurring prior to the Closing; and (c) all Taxes (other than Transfer Taxes) incurred on the deemed sale of assets pursuant to the Section 338(h)(10) Elections.

“Proceedings” means any civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings.

“Provider” means any health care practitioner, health care facility, health care agency or other practitioner or entity with which the Transferred Entities contract for the provision of health care services, supplies, case/care management, home care transportation or other services to Enrollees in accordance with the applicable Government Program Contract.

“Provider Advances” means all loans and advances to Providers extended by the Transferred Entities.

“Provider Advances Receivable” means the aggregate amount of all Provider Advances that remain outstanding as of the Measurement Time.

“Purchaser Material Adverse Effect” means any event, change, circumstance or effect that, individually or in the aggregate, prevents, materially delays, materially impairs or has a material adverse effect on the ability of the Purchaser to consummate the Closing or the other transactions contemplated hereby (including obtaining the financing necessary to pay the Purchase Price).

“RBC Entities” means each of Magellan Complete Care of Arizona, Inc., MCC of Virginia, Senior Whole Health of New York, Inc. and MCC Florida.

“Restricted Cash” means any cash which is not freely usable by the Purchaser because it is subject to restrictions, limitations on use or distribution by Law, Contract or otherwise, including without limitation, restrictions on dividends and repatriations or any other form of restriction.

“Reference Adjusted Statutory Capital Schedule” means the schedule set forth in Exhibit F in this Agreement and which sets forth the calculation methodology of the Adjusted Statutory Capital for each of the RBC Entities.

“Reference Net Asset Value Schedule” means the schedule set forth in Exhibit G in this Agreement and which sets forth the calculation methodology of the Net Asset Value prepared in accordance with the Accounting Principles.

“Reference Net Working Capital Schedule” means the schedule set forth in Exhibit H in this Agreement and which sets forth the calculation methodology of the Net Working Capital of the Non-RBC Entities prepared in accordance with the Accounting Principles.

“Representatives” means, with respect to any Person, such Person’s directors, managers, officers, employees, investments bankers, attorneys, accountants and other advisors or representatives.

“Required Statutory Capital” means the aggregate value under the column titled “Required Statutory Capital” for each of the respective RBC Entities as of the opening of business on the Closing Date in accordance with the definitions and principles described in the Reference Adjusted Statutory Capital Schedule.

“SAP” means, as to any RBC Entity, the statutory accounting principles prescribed or permitted by Law or Governmental Entities seated in the jurisdiction where such RBC Entity is domiciled and responsible for the regulation thereof, consistently applied.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Common Stock” means the common stock of the Seller, par value $0.01 per share.

“Seller Guarantees” means, collectively, all letters of credit, guarantees, surety bonds, performance bonds and other financial assurance obligations issued or entered into by or on behalf of (or for the account of) the Seller or any of its Subsidiaries (other than by the Transferred Entities) in connection with the MCC Business.

“Seller Transaction Expenses” means (i) any and all fees and expenses incurred (including fees and expenses payable or agreed or committed to be paid) by any Transferred Entity, whether accrued or not, in connection with the transactions contemplated by this Agreement, including all fees and expenses of accountants, experts, finders, financial advisors, service providers, consultants and counsel engaged by the Seller or its Affiliates relating to the negotiation, implementation and closing of the transactions contemplated by this Agreement and (ii) any and all cash bonuses, cash retention payments, severance, change in control, restricted cash awards or similar cash payments (including the employer portion of any payroll, social security, unemployment or similar Taxes) in connection with the transactions contemplated by this Agreement, except to the extent such expenses are Assumed Liabilities or otherwise reflected in the Net Asset Value.

“Shared Contracts” means all Contracts of the Seller and its Subsidiaries as of the Closing Date under which goods, services or other rights are made available to the MCC Business, on the one hand, and the business of the Non-MCC Entities, on the other hand, including the Contracts listed or described in Section 4.12 of the Seller Disclosure Letter.

“Straddle Period” means any taxable period beginning on or before and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its other Subsidiaries.

“SWH MA” means Senior Whole Health, LLC.

“Target Net Working Capital” means Two Million Seven Hundred Six Thousand Eight Hundred Twenty-Two Dollars ($2,706,822).

“Tax Claim” means any claim, audit, examination, contest, litigation or other proceeding with respect to Taxes.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) supplied to a Taxing Authority relating to Taxes.

“Taxes” means any federal, state, local or non-U.S. income, gross receipts, franchise, estimated, alternative minimum, capital, net worth, premium, sales, use, transfer, value added, excise, stamp, real property, personal property, social security, unemployment, disability, payroll or withholding taxes or other duties or charges in the nature of a tax imposed by a Governmental Entity, including, without limitation, ACA Insurer Taxes and any interest, penalties or additions imposed in respect of the foregoing.

“Taxing Authority” means any Governmental Entity responsible for the administration, collection or imposition of any Tax.

“Third-Party” any Person who is not a Party to this Agreement or an Affiliate of a Party to this Agreement or a Representative of the foregoing.

“Third-Party Claim” any action, suit, claim or other Proceeding made or brought by a Third-Party.

“Transfer Taxes” means any and all transfer Taxes (excluding, for the avoidance of doubt, Income Taxes), including sales, use, excise, goods and services, stock, conveyance, gross receipts, registration, business and occupation, securities transactions, real estate, land transfer, stamp, documentary, notarial, filing, recording, permit, license, authorization and similar Taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges.

“Transferred Equity Interests” means the AlphaCare Stock and the issued and outstanding equity interests of the MCC Companies.

“Transition Services Agreement” means the Transition Services Agreement, to be dated as of the Closing Date, by and between the Seller and the Purchaser, substantially in the form of Exhibit I.

“Treasury Regulations” means the regulations promulgated under the Code.

“Willful Breach” means either (i) a breach by a Party of any of its obligations under this Agreement that is a consequence of an act or omission knowingly undertaken or omitted by the breaching Party with the intent of causing a breach of this Agreement or (ii) subject to the satisfaction or waiver (by the Party for whom such condition may be waived) of the conditions to Closing set forth in Article V (other than those conditions that by their terms are to be satisfied at Closing, provided that those conditions would have been satisfied if the Closing were to occur on such date), the willful or intentional failure of the breaching Party to promptly consummate the Closing in accordance with Section 1.05 and the transactions contemplated to be consummated at the Closing in accordance with the terms and conditions of this Agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement, each as of the date first written above.

MAGELLAN HEALTH, INC.

By:	/s/ Jonathan N. Rubin
Name:	Jonathan N. Rubin
Title:	Chief Financial Officer

[Signature Page to Stock and Asset Purchase Agreement]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement, each as of the date first written above.

MOLINA HEALTHCARE, INC.

By:	/s/ Mark Keim
Name:	Mark Keim
Title:	Executive Vice President

[Signature Page to Stock and Asset Purchase Agreement]

 ANNEX A

(I)           MCC Companies

•	Florida MHS, Inc.

•	SWH Holdings, Inc.

•	The Management Group, LLC

•	Magellan Complete Care of Virginia, LLC

•	Magellan Complete Care of Arizona, Inc. (f/k/a Magellan of Arizona, Inc.)

(II)         MCC Subsidiaries

•	Senior Health Holdings, LLC

•	Senior Health Holdings, Inc.

•	Senior Whole Health Management Company, Inc.

•	AlphaCare Holdings, Inc.

•	Senior Whole Health, LLC

•	Senior Whole Health of New York, Inc.